ул.Кукуевицкого, 1, г.Сургут, Тюменская обл., Российская Федерация, 628415
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

7008 JUN -3 P 4:13

«21» *May* 200 8 г.
OFFICE OF INTERNATIOI:
CORPORATE FIN.

№ *13-07-323*

SUPPL

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

AO

Re: Surgutneftegas OJSC (File No. # 82-4302–Rule 12g3-2(b))

Dear Sirs!

In connection with OJSC «Surgutneftegas» (hereinafter referred to as the «Company») exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we hereby submit Quarterly Report of OJSC «Surgutneftegas» for I Quarter 2008.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that this information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed documents, please do not hesitate to contact **Anton Molchanov** at **(7 495) 628 52 71** or **Andrey Serebryakov** at **(7 3462) 42 63 41.** Please date the stamp on the enclosed copy of this letter and return it to **Vladislav Kuzovov, The Moscow Office of OJSC «Surgutneftegas», ul. Myasnitskaya, 34, Building 1, Moscow, Russian Federation, 101000.**

Enclosure: a copy of 198 pages.

Sincerely yours,

Sergey A. Fedorov

Deputy Director General
on Securities

08003006

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Тюменская обл., Российская Федерация, 628415
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

«21» мая 200 8 г.   № 13-07-323

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450

О направлении ежеквартального
отчета ОАО «Сургутнефтегаз»
(файл №82-4302), правило 12g3-2(b)

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, направляем Вам перевод текста ежеквартального отчета ОАО «Сургутнефтегаз» за I квартал 2008 г.

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 495) 628 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41**. Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Владислава Кузовова, Московское представительство ОАО «Сургутнефтегаз»**, по адресу: **101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 198 л. в 1 экз.

С уважением,

Заместитель генерального
директора по ценным бумагам   С.А.Федоров

Колесникова
(7 3462) 42 65 02

QUARTERLY REPORT

Open Joint Stock Company "Surgutneftegas"
The issuer's code: 00155-A

for 1Q2008

The issuer's location: Russian Federation, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 1

The information contained herein is subject to disclosure pursuant to the Securities Legislation of the Russian Federation

---

Director General   V.L.Bogdanov
Date: May 13, 2008   (signature) name

Chief Accountant
_____ M.N.Globa
Date: May 13, 2008   (signature) name

STAMP

Contact person: **Anton I. MOLCHANOV, Securities Division Head**
Tel.: **(495) 628-52-71**
Fax: **(495) 628-52-71**
E-mail: **Molchanov_AI@surgutneftegas.ru**
The information presented herein is disclosed at the Web site:
www.surgutneftegas.ru

Index

INTRODUCTION

The grounds for the obligation to disclose information in a quarterly report are set forth in Sections b) and c), Item 5.1 of Appendix 10 to the Regulations for Disclosures by Equity Securities Issuers approved by Order No.06-117/pz-n of the Federal Financial Markets Service dated October 10, 2006 "On Approval of the Regulations for Disclosures by Equity Securities Issuers":

"5.1 The obligation to disclose information in a quarterly report as required by the present Regulations applies to the following:

b) issuers with state registration of at least one securities issue (additional issue) accompanied by registration of the issue prospectus if such securities are offered publicly or privately to more than 500 persons;

c) issuers which are joint stock companies formed through privatization of state and/or municipal enterprises (their business units) under the duly approved privatization plan, which was the issue prospectus of such enterprise as of the date of its approval, if such privatization plan provided for the option to dispose of issuer's securities in favor of more than 500 acquirers or the general public".

"The present quarterly report contains estimates and forecasts of the issuer's authorized management bodies as to the forthcoming events and/or actions, prospects of development of the issuer's main industry and the issuer's operating results, including the issuer's plans, probability of certain events and actions. Investors should not entirely rely on the estimates and forecasts of the issuer's management bodies, since for many reasons the issuer's future actual operating results may differ from the forecast results. Acquisition of the issuer's securities may entail risks described in the present quarterly report."

1. Summary on the persons of the issuer's management bodies, the issuer's bank accounts, auditor, appraiser and financial adviser, and on other persons who signed the present quarterly report.

1.1. Persons on the issuer's management bodies.

The issuer's Board of Directors.

Chairman of the Board of Directors:

Name: *Erokhin Vladimir Petrovich*
Year of birth: *1949*

Members:

Name: *Ananiev Sergei Alekseevich*
Year of birth: *1959*

Name: *Bogdanov Vladimir Leonidovich*
Year of birth: *1951*

Name: *Bulanov Alexander Nikolaevich*
Year of birth: *1959*

Name: *Gorbunov Igor Nikolaevich*
Year of birth: *1967*

Name: *Druchinin Vladislav Egorovich*
Year of birth: *1943*

Name: *Zakharchenko Nikolai Petrovich*
Year of birth: *1934*

Name: *Matveev Nikolai Ivanovich*
Year of birth: *1942*

Name: *Rezyapov Alexander Filippovich*
Year of birth: *1952*

Individual executive body: *Director General*
Name: *Bogdanov Vladimir Leonidovich*
Year of birth: *1951*

Members of the collegiate executive body:
Pursuant to the Company's Charter, the Company has no collegiate executive body.

1.2. Data on the issuer's bank accounts.

Full corporate name of the banking institution: *Closed Joint Stock Company "UniCredit Bank"*
Abbreviated name of the banking institution: ZAO UniCredit Bank
Location: *119034, Russian Federation, Moscow, Prechistenskaya nab., 9*

Taxpayer identification number of the banking institution: *7710030411*

Account number: *40702810000010002908*
Account type: *settlement*

Account number: *40702840600010002909*
Account type: *current*

Account number: *40702978300010236471*
Account type: *current*

Bank identification code (BIK): *044525545*

Correspondent account of the banking institution: *30101810300000000545*

Full corporate name of the banking institution: *Closed Joint Stock Company "Surgutneftegasbank"*
Abbreviated name of the banking institution: *CJSC "SNGB"*
Location: *628400, Khanty-Mansiysky Autonomous Okrug - Yugra, Surgut, ul. Kukuyevitskogo, 19*

Taxpayer identification number of the banking institution: *8602190258*

Account number: *40702810000000100368*
Account type: *settlement*

Account number: *40702840300000100368*
Account type: *current*

Bank identification code (BIK): *047144709*

Correspondent account of the banking institution: *30101810600000000709*

Full corporate name of the banking institution: *Joint Stock Commercial Savings Bank of the Russian Federation (Open Joint Stock Company)*
Abbreviated name of the banking institution: *OJSC Savings Bank of Russia*
Location: *117997, Russian Federation, Moscow, ul. Vavilova, 19*

Taxpayer identification number of the banking institution: *7707083893*

Account number: *40702840600020107240*
Account type: *current*

Bank identification code (BIK): *044525225*

Correspondent account of the banking institution: *30101810400000000225*

Full corporate name of the banking institution: *Branch of Joint Stock Commercial Savings Bank of the Russian Federation (Open Joint Stock Company) – Surgut Branch №5940*
Abbreviated name of the banking institution: *Surgut Branch No. 5940 of the Savings Bank of Russia*
Location: *628416 Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Dzerzhinskogo 5*

Taxpayer identification number of the banking institution: *7707083893*

Account number: *40702810567170101451*

Account type: *settlement*

Bank identification code (BIK): *047102651*

Correspondent account of the banking institution: *30101810800000000651*

Full corporate name of the banking institution: *Joint Stock Commercial Bank "ROSBANK" (Open Joint Stock Company)*

Abbreviated name of the banking institution: *OJSC JSCB "ROSBANK"*

Location: *107078, Moscow, ul. Mashi Poryvaevoy, 11*

Taxpayer identification number of the banking institution: *7730060164*

Account number: *40702810700001013054*

Account type: *current*

Account number: *40702840700000013054*

Account type: *current*

Bank identification code (BIK): *044525256*

Correspondent account of the banking institution: *30101810000000000256*

Full corporate name of the banking institution: *"Gazprombank" (Open Joint Stock Company)*

Abbreviated name of the banking institution: *GPB (OJSC)*

Location: *117420, Russian Federation, Moscow, ul. Nametkina, 16, bld. 1*

Taxpayer identification number of the banking institution: *7744001497*

Account number: *40702810800000002623*

Account type: *settlement*

Bank identification code (BIK): *044525823*

Correspondent account of the banking institution: *30101810200000000823*

1.3. Data on the issuer's auditor(s).

Full corporate name of the Auditor: *Limited Liability Company "Rosexpertiza"*

Abbreviated corporate name of the Auditor: *LLC "Rosexpertiza"*

Location of the Auditor: *107078, Russian Federation, Moscow, ul. Mashi Poryvaevoy, 11*

Tel.: *(495) 721 38 83* Fax: *(495) 721-38-94*

E-mail of the Auditor: *rosexpertiza@glasnet.ru*

Information on the Auditor's license:

Number: *E 000977*

Date of issue: *25.06.2002*

Date of expiry: *by 25.06.2012*

Body that issued the license: *Ministry of Finance of the Russian Federation*

The Auditor's membership in panels, associations or other professional partnerships (organizations):

LLC "Rosexpertiza" is a member of the following professional non-governmental associations and organizations: the Union of Professional Audit Organizations (SPAO), the Institute of Professional Auditors (IPAR), the National Federation of Consultants and Auditors (NFKA), the Institute of Professional Accountants and Auditors (IPB) as well as the Association of Russian Banks (ARB) and the Financiers Guild.

LLC "Rosexpertiza" is actively engaged in improving Russian accounting and auditing methodology. For example, LLC "Rosexpertiza (MRI)" in cooperation with PricewaterhouseCoopers participated in the TACIS project "Accounting Reform II, Russian Federation". Furthermore, LLC "Rosexpertiza" in consortium with KPMG and CNCC is implementing "Auditing Reform II, Russian Federation" project.

Since April 2004 LLC "Rosexpertiza" has been a member of the international association Moores Rowland International.

Financial years for which the Auditor conducted independent audit of the issuer's financial (accounting) reports:

LLC "Rosexpertiza" conducted the independent audit of the Company's financial (accounting) reports for the reporting periods from 1995 to 2001 inclusive and for 2003- 2007.

The Auditor's independence from the issuer: *LLC "Rosexpertiza" is an independent auditor. The institutors of LLC "Rosexpertiza" are natural persons, citizens of the Russian Federation. There are no factors influencing the independence of LLC "Rosexpertiza" from the Company.*

Information on substantial interests between the Auditor (its officers) and the issuer (its officers):

- LLC "Rosexpertiza" and its officers are not shareholders of the Company;

- LLC "Rosexpertiza" and its officers have not borrowed any funds from the Company;

- LLC "Rosexpertiza" and its officers have not participated in promotion of the Company's products (services) and have not participated in any joint activities with the Company both of commercial and non-commercial nature;

- Officers of LLC "Rosexpertiza" do not have any kinship with the Company's officers;

- None of the Company's officers is at the same time an officer of LLC "Rosexpertiza", as well as none of the officers of LLC "Rosexpertiza" is at the same time an officer of the Company.

Auditor selection procedure: *The Company's Board of Directors at its meeting considers proposals from various auditing companies which have been received by the date of the meeting. The Board of Directors reviews the proposals from auditing companies and adopts a resolution to recommend an auditor to be further approved by a shareholders' meeting.*

Procedure for determination of the size of the Auditor's remuneration:
LLC "Rosexpertiza" tenders its commercial offer to the Board of Directors of the Company, which specifies the audit procedure in all substantial aspects and

contains an estimation of labor costs to conduct the audit of the Company's annual financial (accounting) reports and estimation of traveling expenses, as well as includes a draft Auditing Services Agreement. If necessary, the Company may request additional estimations and explanations from LLC "Rosexpertiza". Based on the information provided, the Company's Board of Directors makes a decision in regard to the amount of remuneration to be paid to LLC "Rosexpertiza".

Information on deferred and overdue payments for services provided by the Auditor:
The Company has no delayed or overdue payments to be made to LLC "Rosexpertiza" for rendered services.

1.4. Data on the issuer's appraiser.

Name: *Open Joint Stock Company "Obyedinennye konsultanty "FDP"*
Abbreviated name: *OJSC "Obyedinennye konsultanty "FDP"*
Location: *129164, Moscow, prospekt Mira, 124, bld. 15*
Tel.: *(495) 283 34 17*   Fax: *(495) 283-73-39*
E-mail: *Fdp@fdp.ru*

Information on the Appraiser's license:
Number: *000016*
Date of issue: *06.08.2001*
Date of expiry: *unlimited*
Body that issued the license: *Ministry of Property Relations of the Russian Federation*

Information on appraising services: *In order to assess the market value of fixed assets, OJSC "Obyedinennye konsultanty "FDP" reappraised their value as of January 1, 2008.*

1.5. Data on the issuer's advisors.
The issuer did not employ any financial advisor.

1.6. Data on the other persons who signed the present quarterly report.
Name: Globa Mikhail Nikolaevich
Year of birth: 1950
Primary employment: OJSC "Surgutneftegas"
Position: Chief Accountant
Tel.: (3462) 42 69 39   Fax: (3462) 42-58-09

2. Major information on the issuer's financial and economic position.

2.1. The issuer's financial and economic performance.

Financial and economic performance in the reporting period have been analyzed "as of the end of the reporting period", i.e. as applied to the Profit and Loss Account (Form No 2) on an accrual basis.

Item	2003	2004	2005	2006	2007	1Q2008
Net asset value of the Company, thousand RUR	510,313,364	614,232,249	759,199,210	813,889,653	926,562,763	965,382,411
Raised funds to capital and reserves, %	6.31	5.95	6.62	6.26	7.20	6.96
Short-term liabilities to capital and reserves, %	5.90	5.04	5.58	4.76	5.53	5.41
Cover of debt service payments, %	261.54	498.38	496.96	479.73	386.07	91.29
Overdue accounts payable, %	0.078	0.003	0.002	0.000	0.000	0.004
Accounts receivable turnover, times	8.83	8.36	7.19	8.71	8.92	1.94
Dividend payout ratio, %*	30.99	23.36	26.86	26.43	X	X
Labor productivity, thousand RUR per person	2,489	3,483	5,207	5,825	6,548	1,534
Depreciation to revenues, %	16.55	15.81	13.42	13.34	13.04	14.46

*Dividend payout ratio is not shown for 2007 and the first quarter of 2008 since the rate of dividend payments was not yet approved as of the date when the present report was drawn up.

The Company's profitable operations in 2003 – 2007 increased the net asset value by 1.8 times. In 2007, the increase in net asset value was at 13.84% compared to 2006; in the first quarter of 2008, this figure was at 10.85% compared to the first quarter of 2007. The above proves that the financial position of the Company is sound.

Over the last five years and the first quarter of 2008, such indicators as Raised Funds to Capital and Reserves and Short-Term Liabilities to Capital and Reserves show a low level of the Company's dependence on raised and borrowed money.

The fact that the Company had no overdue accounts payable at the end of 2007 and the low level at the end of 1Q2008 prove that the Company has been discharging its obligations in a timely manner.

The Company's credit risk is minimal. Solvency indicators of the Company are substantially above the required level.

2.2. The issuer's market capitalization.

Market capitalization is found by taking the total number of shares of certain category (type) and multiplying it by the relevant share market price

which is disclosed by a securities market trade institutor and is set in accordance with The Procedure for Price Calculation of Issue-Grade Securities and Investment Interests of Unit Investment Trusts which have been given a quotation to be realized by trade organizers. The Procedure was adopted by Russian FKTsB Regulation 03-52/nc dated December 24, 2003 (registered under No. 5480 by Russian Ministry of Justice in January 23, 2004).

Period: 2003
*Market capitalization: **RUR 674,782,046,060.94***

Period: 2004
*Market capitalization: **RUR 919,618,198,574.83***

Period: 2005
*Market capitalization: **RUR 1,190,155,505,422.61***

Period: 2006
*Market capitalization: **RUR 1,585,817,324,329.74***

Period: 2007
*Market capitalization: **RUR 1,191,524,817,802.97***

Period: 1Q2008
*Market capitalization: **RUR 881,909,708,868.43***

2.3. The issuer's liabilities.
2.3.1. Accounts payable

Accounts payable as of 31.12. 2007   *thousand RUR*

Accounts payable	Due date	
	up to 1 year	over 1 year
Accounts payable to suppliers and contractors	6,836,383	-
- including those overdue	330	X
Accounts payable to personnel	6,273,397	-
- including those overdue	-	X
Taxes and charges payable and accounts payable to state non-budget funds	22,075,142	-
- including those overdue	-	X
Loans	-	-
including those overdue	-	X
Borrowings	111,810	-
including those overdue	-	X

including bonded loans	-	-
including overdue bonded loans	-	X
Other accounts payable	7,203,824	-
- including those overdue	-	X
Total	**42,500,556**	-
including those overdue	330	X

Accounts payable as of 31.03. 2008   *thousand RUR*

Accounts payable	Due date	
	up to 1 year	over 1 year
Accounts payable to suppliers and contractors	7,551,875	-
- including those overdue	2,934	X
Accounts payable to personnel	3,847,596	-
- including those overdue	-	X
Taxes and charges payable and accounts payable to state non-budget funds	26,224,338,	-
- including those overdue	-	X
Loans	-	-
including those overdue	-	X
Borrowings	102,152	-
including those overdue	-	X
including bonded loans	-	-
including overdue bonded loans	-	X
Other accounts payable	5,510,262	-
- including those overdue	-	X
Total	**43,236,223**	-
including those overdue	2,934	X

There are no creditors who account for at least 10 per cent of the total accounts payable in 2007 and 1Q2008.

2.3.2. The issuer's credit history.

The Company has no obligations under any credit agreements and/or loan agreements in force from 2003 up to now with the principal amounting to or exceeding 5 per cent of the Company's book value as of the last day of the reporting period preceding conclusion of the corresponding agreement.

2.3.3. The issuer's liabilities relating to backing provided to third parties.

The Company had no liabilities relating to backing provided to third parties, including those in the form of pledge or guarantee, during 2003 – 2007 and 1Q2008, that amount to at least five per cent of the book value of the Company's assets as of the end date of the latest quarter preceding provision of such backing.

2.3.4. The issuer's other liabilities.

The Company had no agreements (including forward transactions) not shown on its balance sheet, which may significantly affect the financial position of the Company, its liquidity, sources of funds and terms of their use, performance results and expenses in 2003-2007 and 1Q2008.

2.4. Objectives of the issues and information on the use of funds raised through placement of issuing securities.

The Company did not place any securities from the beginning of 2003 till the end of the reporting quarter.

2.5. Risks related to acquisition of placed issuing securities or those being placed.

2.5.1. Industry risks.

Industry risks of the Company are driven by the business environment at both export and domestic markets and the level of competition in the industry.

The key factors affecting world hydrocarbon prices include:

- global economic growth and economic development of the largest oil consuming countries;

- balance between supply and demand;

- geopolitical situation in oil producing regions;

- weather conditions in oil and consuming countries;

- price for and availability of alternative energy sources.

Domestic oil and petroleum products prices are driven by world prices and also by:

- transport infrastructure development;

- diversification of export deliveries to new markets;

- taxation and export regulations.

Factors which determine prices for energy resources are beyond the Company's control. If the price trends change, the Company is in a position to redirect commodity flows, reassess its investment projects, and reduce costs.

The Company is competing with other oil companies to obtain field development and production licenses, acquire assets, and gain access to the pipeline system and refining capacities.

2.5.2. Country and regional risks.

The Company's country and regional risks include political, economic, and social risks existing in Russia.

The stable social and political situation and better economic conditions in the country mitigate the effects of country risks on the Company's operations.

The Company operates in 16 constituent territories of the Russian Federation, such as Western and Eastern Siberia, the central and northwestern regions of the country. Although these territories are not prone to natural disasters, the Company's hydrocarbon production operations are carried out in regions with harsh climate which may affect the Company's general performance. Some production facilities of the Company are hard to reach; work schedule for these areas depends heavily on duration of the navigation period or availability of winter roads.

2.5.3. Financial risks.

The Company is engaged in foreign economic activity and earns a significant part of its income from export of crude oil and refined products to foreign markets. Since export contracts typically use the US Dollar as the main currency for payments, any changes in the national currency/USD rate may substantially influence the Company's financial performance.

Interest rate risks have less impact on the Company's operations owing to its strong financial position, absence of heavy debts, and availability of funds to carry out strategic projects. However, changes in interest rates related to the reevaluation of country risks may entail changes in the Company's requirements for investment project returns.

Inflation affects the Company's performance adversely and escalates costs due to higher tariffs of natural monopolies and prices for raw materials, supplies, components, and equipment. This risk is beyond the Company's control but the Company is mitigating it by establishing and maintaining long-term partner relations and reducing dependence on suppliers through in-house production.

The Company does not hedge financial risks but takes into account their impact on its operating and financial activities when developing investment projects, financial plans and budgets.

2.5.4. Legal risks.

Fundamental legal risks of the Company include:
- changes in tax law;
- changes in customs law;
- changes in exchange regulations;
- changes in forest law;
- changes in land law;
- changes in subsoil law and provisions;
- changes in licensing regulations;

- changes in environmental regulations and rules.

When carrying out its operations, the Company observes the Russian law in force, fulfills its obligations to partners, and minimizes legal risks.

2.5.5. Risks related to the issuer's operations.

The Company engaged in hydrocarbon production, processing and marketing is subject to risks typical of all oil producers, including: changes in global and domestic prices for oil, gas, and petroleum products, higher tariffs and prices for materials and equipment, development of Russian transport infrastructure, more stringent tariff and non-tariff regulations within the industry, and operational risks associated with specific features of the production process.

Bank risks.

The Company is not exposed to such risks as it is not a lending institution.

In carrying out its activities, the Company seeks to fulfill its obligations and minimize the impact of risks.

3. Detailed information on the issuer.

3.1. The issuer's history

3.1.1. Data on the issuer's corporate name:

The issuer's full corporate name:

Open Joint Stock Company "Surgutneftegas"

Abbreviated name:

OJSC "Surgutneftegas"

Information on the alterations in the issuer's name and its organizational and legal form:

Production Association "Surgutneftegas"

PO "Surgutneftegas"

Introduced: *15.09.1977*

Joint Stock Company of Open Type "Surgutneftegas"

AOOT "Surgutneftegas"

Introduced: *6.05.1993*

Grounds: *Decree of the President of the Russian Federation No.1403 dated November 17, 1992 "On Special Provisions for Privatization and Corporization of State Enterprises, Production and Scientific Production Associations in the Petroleum, Petroleum Refining, and Petroleum Products Supply Industries".*

Open Joint Stock Company "Surgutneftegas"

OJSC "Surgutneftegas"

Introduced: *27.06.1996*

Grounds: *Federal Law No.208-FZ dated December 26, 1995 "On Joint Stock Companies"*

3.1.2. Data on the state registration of the issuer.

Date of state registration of the issuer: *6.05.1993*
Number of the state registration certificate: *12-4782*
Body that conducted the state registration: *Administration of the city of Surgut of Khanty-Mansiysky Autonomous Okrug of Tyumenskaya Oblast*

Date of registration in the United State Register of Legal Entities: *18.09.2002*
Main state registration number: *1028600584540*
Body that conducted the state registration: *Inspectorate of the Ministry of Taxation of Russia for Surgut, Khanty-Mansiysky Autonomous Okrug*

3.1.3. Data on the issuer's establishment and development.

The issuer's life period: *The Company was established on 06.05.1993 in accordance with and pursuant to Decree of the President of the Russian Federation No.1403 "On Special Provisions for Privatization and Corporization of State Enterprises, Production and Scientific Production Associations in the Petroleum, Petroleum Refining, and Petroleum Products Supply Industries" dated 17.11.1992. - Transformation of PO "Surgutneftegas" into AOOT "Surgutneftegas". Resolution of the Annual General Shareholders' Meeting dated 15.06.1996, minutes No.32, accepted in order to bring the Company's constituent documents into conformity with Federal Law No.208-FZ "On Joint Stock Companies" dated 26.12.1995; a new edition of the Company's Charter approved, according to which the Company's corporate name was changed from AOOT "Surgutneftegas" to OJSC "Surgutneftegas" beginning from 27.06.1996.*

The period when the issuer ceases to exist: *indefinite.*

Summary of the issuer's establishment and development: *The name of oil and gas producing company "Surgutneftegas" goes hand in hand with the discovery of Big Oil in Western Siberia.*
Back in March 1964, the first group of oilmen set foot on Surgut ground. Local climate and terrain did not let people lay out roads, drill wells and construct pipelines and field facilities in a conventional way. In fact, the oil producing division "Surgutneft" was a real testing ground where various technologies and methods were created and applied to develop fields in severe geological and climatic conditions. The division proved to be a true forge of skilled workers for the whole Western Siberia. Many oil and gas producing companies, such as Yuganskneft, Megionneft, Pravdinskneft, Kogalymneftegas, and Noyabrskneftegas, were once part of Surgutneft and later became separate entities.
Construction of the refinery in the city of Kirishi, Leningradskaya Oblast, began in 1961. As was the common practice of that time, the refinery was an All-Union Top Priority Project, and it indeed was built at a rapid pace: as early as December 1965, the refinery received the first oil tank car, and just four months later, in March 1966, it became fully operational. After it was commissioned, the

refinery helped reverse oil products shortage, which hindered economic development of the North-West of Russia. When the Yaroslavl – Kirishi pipeline was put into service in 1969, the refinery started to process oil delivered from Western Siberia fields. Located close to the Baltic ports, it benefited from exporting oil products to Scandinavia and Northern Europe.

In October 1977, the oil producing division "Surgutneft" was granted the status of the diversified production association "Surgutneftegas" (PO "Surgutneftegas").

On March 19, 1993, the Council of Ministers of the Russian Federation passed a resolution to form Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas" (AOOT "NK "Surgutneftegas"). In the same year, PO "Surgutneftegas" transformed into AOOT "Surgutneftegas" and the Kirishi refinery transformed into AOOT "KNOS" were merged into Open Joint Stock Company "NK "Surgutneftegas".

Under the Soviet system, the Company's subsidiaries, namely Novgorodnefteprodukt, Kaliningradnefteprodukt, Lennefteprodukt, Pskovnefteprodukt, and Tvernefteprodukt, were part of RSFSR Glavneftesnab (Main Department of Oil Supplies) and supplied the corresponding regions with petroleum products. In 1993, they were also converted into open joint stock companies and incorporated in AOOT "NK "Surgutneftegas".

1996 saw the first stage of corporate structure optimization when AOOT "NK "Surgutneftegas" was formed as a vertically integrated company.

In 1997, the Company launched American Depositary Receipt 1 Level program for ordinary shares of OJSC "Surgutneftegas".

In 1998, it launched sponsored American Depositary Receipt 1 Level program for preferred shares of OJSC "Surgutneftegas".

In 2000, the Company embarked on the final stage of share consolidation, which made the oil producing entity OJSC "Surgutneftegas" a parent company of Surgutneftegas Group.

Corporate purpose: *the main corporate objective is profit earning.*

Miscellaneous information: *none.*

3.1.4. Contacts.

Location: *Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1*

Location of the issuer's continuing executive body: *Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1*

Tel.: *(3462) 42-60-28*

Fax: *(3462) 42-64-94*

E-mail: *secretary@surgutneftegas.ru*

Web-site: *www.surgutneftegas.ru*

Shareholder and Investor Relations Company.
Name: *Limited Liability Company "Invest-Zashchita"*

Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, the city of Surgut***

Tel.: *(3462) 46-46-50*

Fax: *(3462) 46-46-50*

E-mail: *invz@wsnet.ru*

Web-site: *none.*

3.1.5. Taxpayer identification number.

8602060555

3.1.6. Branches and representative offices.

Name: *Moscow representative office of OJSC "Surgutneftegas"*
Location: *101000, Russian Federation, Moscow, ul. Myasnitskaya, 34, bld. 1*
Establishment date: *27.09.1993*
Director: *Yury Nikolayevich MAKARKIN*
Term of the Letter of Attorney: *31.12.2008*

Name: *Saint Petersburg representative office of OJSC "Surgutneftegas"*
Location: *Russian Federation, Saint Petersburg, ul.Podkovyrova, 37*
Establishment date: *28.05.1998*
Director: *Vladimir Ivanovich FORTOV*
Term of the Letter of Attorney: *22.04.2008*

3.2. The issuer's core economic activity.

3.2.1. Industry classification of the issuer.

OKVED codes: *11.10.11; 22.22; 45; 51.51.2; 51.51.3; 55.51; 64.20; 72; 74.14; 74.20.2; 75.13.*

3.2.2. The issuer's core economic activity.

Main types of the economic activity (business activities, types of products (works, services) that accounted for at least 10% of the issuer's revenues (proceeds):

Item	2003	2004	2005	2006	2007	1Q2008
Crude oil sales						
Revenues from crude oil sales, thousand RUR	148,491,013	208,068,588	231,435,225	298,719,546	326,638,466	88,329,550
Share in total revenues, %	69.6	72.2	65.6	59.7	54.8	62.5
Petroleum products sales						
Revenues from petroleum	50,559,	62,885,	106,713	125,986	142,455	43,296,

products sales, thousand RUR	479	186	,020	,512	,158	209
Share in total revenues, %	23.7	21.8	24.9	25.2	23.9	30.7

Description of the change in the issuer's revenues (proceeds) from the core economic activity equal to or exceeding 10% as compared with the corresponding reporting period of the previous year and reasons for such change:

Item	2003	2004	2005	2006	2007	1Q2008
Revenues from core economic activity, thousand RUR	209,040,878	282,822,537	400,603,930	437,538,607	484,508,385	136,670,636
Change in revenues against the corresponding period of the previous year, %	+15.5	+35.3	+41.6	+9.2	+10.7	+54.8

The Company's revenues from the core economic activity equal to or exceeding 10% in 2003, 2004, 2005 and 2007 compared to the corresponding reporting periods of the previous years increased due to higher prices for crude oil, gas, and petroleum products and increased sales of hydrocarbons and refined products in 2003 - 2005. The key factor behind the increase in the Company's revenues is higher oil quotations (by 15.5%, 32.9%, 42.1%, and 10.9% in 2003, 2004, 2005 and 2007, respectively).

The Company's revenues from the core economic activity increased in the first quarter of 2008 by 10 or more per cent compared to the first quarter of 2007 due to higher average prices for crude oil and petroleum products and changes in supply volumes and structure.

Activities of OJSC "Surgutneftegas" are not seasonal.

Cost structure of the issuer:

Cost Item	2007	1Q2008
Raw materials and supplies,%	3.72	3.38
Acquired components and semi-finished articles, %	3.82	3.49
Works and production services performed/rendered by third parties, %	13.24	13.09
Fuel, %	0.15	0.16
Energy, %	1.91	2.10
Labor costs, %	14.73	11.52
Interests on loans, %	0.00	0.00
Rental payments, %	0.02	0.01
Social expenditures, %	0.90	1.13
Depreciation of fixed assets, %	18.85	17.66
Taxes included in production costs, %	39.62	44.55
Other expenses, % including:	3.04	2.91

amortization of intangible assets, %	*0.02*	*0.02*
remuneration for rationalization proposals, %	*0.01*	*0.00*
compulsory insurance payments, %	*1.20*	*1.45*
entertainment expenses, %	*0.00*	*0.00*
other, %	*1.81*	*1.44*
Total: costs of production and sale of goods (works, services) (cost of production), %	*100.00*	*100.00*
For reference only: proceeds from sales of goods (works, services) to cost of production, %	*141.77*	*152.11*

New types of products (works, services): *none.*

The accounting statements of the Company have been prepared in accordance with the accounting standards of the Russian Federation as per Federal Law of the Russian Federation No.129-FZ "On Accounting" dated November 21, 1996, "Accounting and Reporting Regulations in the Russian Federation" approved by Order No.34n of the Ministry of Finance of Russian Federation dated July 29, 1998, «Accounting Regulations «Reporting of an Enterprise» PBU 4/99 approved by Order No.43n of the Ministry of Finance of the Russian Federation dated July 6, 1999 and Order No.67n of the Ministry of Finance of the Russian Federation «Reporting Standards of Enterprises" dated July 22, 2003.

3.2.3. The issuer's supplies, goods (raw materials) and suppliers.

Suppliers who provided at least 10% of all supplies and goods (raw materials) in 2007:

Name: *Closed Joint Stock Company "Torgovy Dom Trubnaya Metallurgicheskaya Kompaniya" ("Trading House Pipe Metallurgical Company");*
Mailing address: *105062, Moscow, ul. Pokrovka, 40, bld. 2a;*
Legal address: *620026, Yekaterinburg, ul. Rosa Luxemburg, 51;*
Location: *N/A;*
Share in total supplies: *14.4%.*

Prices in 2007 changed against 2006 for more than 10% for the following types of main supplies and goods (raw materials):
- spare parts for drilling and oilfield equipment;
- pumps;
- cables;
- lubricants and chemicals;
- oil production equipment;
- vehicles, tractors and oilfield machinery;
- valves and formed parts;
- construction materials;
- rolled metal products;
- pipes.

Share of imported supplies and goods in total supplies to the issuer in 2007: *The share of imported supplies and goods in total supplies to the Company was 14.8%.*

Suppliers who provided at least 10% of all supplies and goods (raw materials) in 1Q2008:
Name: *Closed Joint Stock Company "Torgovy Dom Trubnaya Metallurgicheskaya Kompaniya" ("Trading House Pipe Metallurgical Company");*
Mailing address: *105062, Moscow, ul. Pokrovka, 40, bld. 2a;*
Legal address: *620026, Yekaterinburg, ul. Rosa Luxemburg, 51;*
Location: *N/A;*
Share in total supplies: *13,2%.*

Prices in 1Q2008 changed against 1Q2007 for more than 10% for the following types of main supplies and goods (raw materials):
- *spare parts for drilling and oilfield equipment;*
- *pumps;*
- *lubricants and chemicals;*
- *oil production equipment;*
- *vehicles, tractors and oilfield machinery;*
- *valves and formed parts;*
- *construction materials;*
- *rolled metal products;*
- *pipes.*

Share of imported supplies and goods in total supplies to the issuer in 1Q2008: *The share of imported supplies and goods in total supplies to the Company was 11.1%.*

The Company's financial position ensures further availability of these sources and their alternatives.
The Company does not use raw materials for its core activity (i.e. production of crude oil and associated petroleum gas).

3.2.4. Marketing outlets for the issuer's products (work, services).

Main products of the Company are oil and oil products.

OIL	1Q2008
- on the territory of Russia	*The Central Federal District* *The Northwest Federal District* *The Volga Federal District* *The Far East Federal District* *The Urals Federal District* *The North Caucasus Federal District*
- export	*European countries* *CIS countries*

OIL PRODUCTS	1Q2008
- on the territory of Russia	**The Northwest Federal District** **The Central Federal District**
- export	**European countries**

Some of the factors that can adversely affect the Company's sales include changes in world oil prices, tax legislation and natural monopoly prices.

To minimize this impact, the Company monitors prices on foreign and domestic oil and oil products markets on a routine basis and redirects export flows choosing those with better prices.

3.2.5. The issuer's licenses.

Number: *KhMN No. 12666 NP*
Date of issue: *08.09.2004*
Date of expiry: *by 18.08.2009*
Body that issued the license: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Yugansky 17 exploration block*

Number: *KhMN 11141 NP*
Date of issue: *11.04.2002*
Date of expiry: *by 01.04.2012*
Body that issued the license: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Yuzhno-Lyaminsky exploration block*

Number: *KhMN 11418 NP*
Date of issue: *04.02.2003*
Date of expiry: *by 31.12.2012*
Body that issued the license: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Yuzhno-Galyanovsky exploration block*

Number: *KhMN 11735 NP*
Date of issue: *23.09.2003*
Date of expiry: *by 31.03.2013*
Body that issued the license: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*

Range of activity: *geological examination, including prospecting works and fields appraisal, within Lyaminsky 24 exploration block*

Number: *KhMN 11734 NP*
Date of issue: *23.09.2003*
Date of expiry: *by 31.01.2013*
Body that issued the license: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Lyaminsky 25 exploration block*

Number: *KhMN 11738 NP*
Date of issue: *23.09.2003*
Date of expiry: *by 31.03.2013*
Body that issued the license: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Rogozhnikovsky 1 exploration block*

Number: *KhMN 11739 NP*
Date of issue: *23.09.2003*
Date of expiry: *by 15.09.2008*
Body that issued the license: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Rogozhnikovsky 2 exploration block*

Number: *KhMN 11740 NP*
Date of issue: *23.09.2003*
Date of expiry: *by 31.01.2013*
Body that issued the license: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Rogozhnikovsky 3 exploration block*

Number: *KhMN 11142 NP*
Date of issue: *11.04.2002*
Date of expiry: *by 31.12.2010*
Body that issued the license: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Novo-Nadymsky exploration block (southern part)*

Number: *SLKh 11359 NP*

Date of issue: *27.12.2002*

Date of expiry: *by 31.12.2011*

Body that issued the license: *Yamalo-Nenetsky Geology and Mineral Resources Use Committee*

Range of activity: *geological examination, including prospecting works and fields appraisal, within Verkhne-Semyegansky exploration block*

Number: *KhMN 11417 NP*

Date of issue: *04.02.2003*

Date of expiry: *by 31.01.2013*

Body that issued the license: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*

Range of activity: *geological examination, including prospecting works and fields appraisal, within Lungorsky exploration block*

Number: *KhMN 11743 NP*

Date of issue: *23.09.2003*

Date of expiry: *by 15.09.2008*

Body that issued the license: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*

Range of activity: *geological examination, including prospecting works and fields appraisal, within Yuilsky 11 exploration block*

Number: *KhMN 11744 NP*

Date of issue: *23.09.2003*

Date of expiry: *by 31.01.2013*

Body that issued the license: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*

Range of activity: *geological examination, including prospecting works and fields appraisal, within Yuilsky 12 exploration block*

Number: *KhMN 11741 NP*

Date of issue: *23.09.2003*

Date of expiry: *by 15.09.2008*

Body that issued the license: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*

Range of activity: *geological examination, including prospecting works and fields appraisal, within Lyaminsky 8 exploration block*

Number: *KhMN 11742 NP*

Date of issue: *23.09.2003*

Date of expiry: *by 31.01.2013*

Body that issued the license: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*

Range of activity: *geological examination, including prospecting works and fields appraisal, within Lyaminsky 9 exploration block*

Number: *KhMN 11737 NP*
Date of issue: *23.09.2003*
Date of expiry: *by 31.01.2013*
Body that issued the license: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Lyaminsky 10 exploration block*

Number: *KhMN 11733 NP*
Date of issue: *23.09.2003*
Date of expiry: *by 31.01.2013*
Body that issued the license: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Lyaminsky 11 exploration block*

Number: *KhMN 11736 NP*
Date of issue: *23.09.2003*
Date of expiry: *by 31.01.2013*
Body that issued the license: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Lyaminsky 12 exploration block*

Number: *KhMN 12169 NP*
Date of issue: *03.02.2004*
Date of expiry: *by 30.01.2009*
Body that issued the license: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Surgutsky 1 exploration block*

Number: *KhMN 12170 NP*
Date of issue: *03.02.2004*
Date of expiry: *by 30.01.2009*
Body that issued the license: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Surgutsky 2 exploration block*

Number: *YaKU No. 11882 NP*

Date of issue: *10.11.2003*

Date of expiry: *by 31.01.2013*

Body that issued the license: *Yakutia Geology and Mineral Resources Use Committee*

Range of activity: *geological examination, including prospecting works and fields appraisal, within Khoronokhsky exploration block*

Number: *YaKU No. 11883 NP*

Date of issue: *10.11.2003*

Date of expiry: *by 31.10.2013*

Body that issued the license: *Yakutia Geology and Mineral Resources Use Committee*

Range of activity: *geological examination, including prospecting works and fields appraisal, within Kedrovy exploration block*

Number: *YaKU No. 11884 NP*

Date of issue: *10.11.2003*

Date of expiry: *by 31.10.2013*

Body that issued the license: *Yakutia Geology and Mineral Resources Use Committee*

Range of activity: *geological examination, including prospecting works and fields appraisal, within Peleduisky exploration block*

Number: *NRM No. 12358 NP*

Date of issue: *21.05.2004*

Date of expiry: *by 05.03.2009*

Body that issued the license: *Nenetsky Geology and Mineral Resources Use Committee*

Range of activity: *geological examination, including prospecting works and fields appraisal, within Sarutayusky exploration block*

Number: *NRM No. 12359 NP*

Date of issue: *21.05.2004*

Date of expiry: *by 05.03.2009*

Body that issued the license: *Nenetsky Geology and Mineral Resources Use Committee*

Range of activity: *geological examination, including prospecting works and fields appraisal, within Korobkovsky exploration block*

Number: *NRM No. 12360 NP*

Date of issue: *21.05.2004*

Date of expiry: *by 05.03.2009*

Body that issued the license: *Nenetsky Geology and Mineral Resources Use Committee*

Number: *KhMN 13492 NP*
Date of issue: *27.02.2006*
Date of expiry: *by 20.02.2011*
Body that issued the license: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Lyaminsky 1 exploration block*

Number: *KhMN 13493 NP*
Date of issue: *27.02.2006*
Date of expiry: *by 20.02.2011*
Body that issued the license: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Lyaminsky 2 exploration block*

Number: *KhMN 13494 NP*
Date of issue: *27.02.2006*
Date of expiry: *by 20.02.2011*
Body that issued the license: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Lyaminsky 23 exploration block*

Number: *YaKU No. 13913 NP*
Date of issue: *24.01.2007*
Date of expiry: *by 01.02.2012*
Body that issued the license: *Yakutia Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Talakansky exploration block*

Number: *KhMN 13980 NP*
Date of issue: *12.03.2007*
Date of expiry: *by 10.02.2012*
Body that issued the license: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Nizhny Yuzhno-Mytayakhinsky exploration block*

Number: *KhMN 13981 NP*

Date of issue: *12.03.2007*
Date of expiry: *by 10.02.2012*
Body that issued the license: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Nizhny Vatlorsky exploration block*

Number: *KhMN 13982 NP*
Date of issue: *12.03.2007*
Date of expiry: *by 10.02.2012*
Body that issued the license: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Nizhny Zapadno-Karpamansky exploration block*

Number: *KhMN 13983 NP*
Date of issue: *12.03.2007*
Date of expiry: *by 10.02.2012*
Body that issued the license: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Nizhny Vostochno-Mytayakhinsky exploration block*

Number: *KhMN 13984 NP*
Date of issue: *12.03.2007*
Date of expiry: *by 10.02.2012*
Body that issued the license: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Nizhny Savuysky exploration block*

Number: *KhMN 13985 NP*
Date of issue: *12.03.2007*
Date of expiry: *by 10.02.2012*
Body that issued the license: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Nizhny Severo-Vatlorsky exploration block*

Number: *KhMN 13986 NP*
Date of issue: *12.03.2007*
Date of expiry: *by 10.02.2012*
Body that issued the license: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*

Range of activity: *geological examination, including prospecting works and fields appraisal, within Nizhny Vostochno-Elovyy exploration block*

Number: *KhMN 13987 NP*
Date of issue: *12.03.2007*
Date of expiry: *by 10.02.2012*
Body that issued the license: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Nizhny Lyantorsky exploration block*

Number: *KhMN 13988 NP*
Date of issue: *12.03.2007*
Date of expiry: *by 10.02.2012*
Body that issued the license: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Nizhny Komaryinsky exploration block*

Number: *KhMN 13989 NP*
Date of issue: *12.03.2007*
Date of expiry: *by 10.02.2012*
Body that issued the license: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Nizhny Zapadno-Solkinsky exploration block*

Number: *KhMN 13990 NP*
Date of issue: *12.03.2007*
Date of expiry: *by 10.02.2012*
Body that issued the license: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*

Range of activity: *geological examination, including prospecting works and fields appraisal, within Nizhny Maslikhovsky exploration block*

Number: *KhMN 13991 NP*
Date of issue: *12.03.2007*
Date of expiry: *by 10.02.2012*
Body that issued the license: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Nizhny Solkinsky exploration block*

Number: *KhMN 13992 NP*

Date of issue: *12.03.2007*

Date of expiry: *by 10.02.2012*

Body that issued the license: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*

Range of activity: *geological examination, including prospecting works and fields appraisal, within Nizhny Saygatinsky exploration block*

Number: *KhMN 13993 NP*

Date of issue: *12.03.2007*

Date of expiry: *by 10.02.2012*

Body that issued the license: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*

Range of activity: *geological examination, including prospecting works and fields appraisal, within Nizhny Dunaevsky exploration block*

Number: *KhMN 14119 NP*

Date of issue: *19.06.2007*

Date of expiry: *by 15.06.2012*

Body that issued the license: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*

Range of activity: *geological examination, including prospecting works and fields appraisal, within Berezovsky 11 exploration block*

Number: *KhMN 00380 VE*

Date of issue: *07.10.1996*

Date of expiry: *by 06.10.2016*

Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*

Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Vostochno-Surgutsky licensed area*

Number: *KhMN 00379 VE*

Date of issue: *07.10.1996*

Date of expiry: *by 06.10.2016*

Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*

Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Yaun-Lorsky licensed area*

Number: *KhMN 01465 VE*

Date of issue: *05.12.2000*

Date of expiry: *by 04.12.2020*

Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Vostochno-Yelovy licensed area*

Number: *KhMN 00381 VE*
Date of issue: *07.10.1996*
Date of expiry: *by 06.10.2016*
Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Surgutsky licensed area*

Number: *KhMN 01736 VE*
Date of issue: *17.07.2003*
Date of expiry: *by 07.10.2021*
Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within the city of Surgut*

Number: *KhMN 00397 VE*
Date of issue: *14.11.1996*
Date of expiry: *by 13.11.2016*
Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Surgutsky licensed area*

Number: *KhMN 01784 VE*
Date of issue: *18.03.2004*
Date of expiry: *by 06.10.2016*
Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Surgutsky licensed area*

Number: *KhMN 00403 VE*
Date of issue: *14.11.1996*
Date of expiry: *by 13.11.2016*
Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *fresh subterranean water production for domestic, drinking,*

and industrial water supply within Solkinsky licensed area

Number: *KhMN 00400 VE*
Date of issue: *14.11.1996*
Date of expiry: *by 13.11.2016*
Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*

Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Komaryinsky licensed area*

Number: *KhMN 00401 VE*
Date of issue: *14.11.1996*
Date of expiry: *by 13.11.2016*
Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Vachimsky licensed area*

Number: *KhMN 00402 VE*
Date of issue: *14.11.1996*
Date of expiry: *by 13.11.2016*
Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Bystrinsky licensed area*

Number: *KhMN 01731 VE*
Date of issue: *23.06.2003*
Date of expiry: *by 22.06.2023*
Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Severo-Yurievsky licensed area*

Number: *KhMN 01959 VE*
Date of issue: *05.04.2006*
Date of expiry: *by 04.04.2026*
Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Rogozhnikovsky licensed area*

Number: *KhMN 01969 VE*

Date of issue: **28.04.2006**

Date of expiry: **by 27.04.2026**

Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*

Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Oktyabrsky licensed area*

Number: **KhMN 01783 VE**

Date of issue: **18.03.2004**

Date of expiry: **by 06.10.2016**

Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*

Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Dunaevsky licensed area*

Number: **KhMN 01786 VE**

Date of issue: **22.03.2004**

Date of expiry: **by 06.10.2016**

Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*

Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Fedorovsky licensed area*

Number: **KhMN 00398 VE**

Date of issue: **14.11.1996**

Date of expiry: **by 13.11.2016**

Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*

Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Fedorovsky licensed area*

Number: **KhMN 00785 VE**

Date of issue: **24.04.1998**

Date of expiry: **by 23.04.2018**

Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*

Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Maslikhovsky licensed area*

Number: **KhMN 00786 VE**

Date of issue: **24.04.1998**

Date of expiry: **by 23.04.2018**

Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*

Range of activity: *fresh subterranean water production for domestic, drinking,*

Number: *KhMN 00787 VE*
Date of issue: *24.04.1998*
Date of expiry: *by 23.04.2018*
Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply at Lyantorsky licensed area*

Number: *KhMN 02096 VE*
Date of issue: *13.03.2007*
Date of expiry: *by 12.03.2027*
Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply at Sakhalinsky licensed area*

Number: *KhMN 01896 VE*
Date of issue: *12.10.2005*
Date of expiry: *by 11.10.2024*

Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply at Severo-Seliyarovsky licensed area*

Number: *KhMN 00396 VE*
Date of issue: *14.11.1996*
Date of expiry: *by 13.11.2016*
Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply at Lyantorsky licensed area*

Number: *KhMN 01633 VE*
Date of issue: *18.07.2002*
Date of expiry: *by 17.07.2022*
Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Yuzhno-Kamynsky licensed area*

Number: *KhMN 01634 VE*

Date of issue: *18.07.2002*
Date of expiry: *by 17.07.2022*
Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Kamynsky licensed area*

Number: *KhMN 02212 VE*
Date of issue: *20.02.2008*
Date of expiry: *by 19.02.2028*
Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Kamynsky licensed area*

Number: *KhMN 01776 VE*
Date of issue: *29.12.2003*
Date of expiry: *by 28.12.2018*
Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*

Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Yuzhno-Kamynsky licensed area*

Number: *KhMN 00988 VE*
Date of issue: *06.05.1999*
Date of expiry: *by 05.05.2019*

Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Savuysky, Russkinskoy, Rodnikovy and Konitlorsky licensed areas*

Number: *KhMN 02161 VE*
Date of issue: *22.10.2007*
Date of expiry: *by 21.10.2027*
Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Russkinskoy licensed area*

Number: *KhMN 01968 VE*

Date of issue: **28.04.2006**
Date of expiry: **by 27.04.2016**
Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Rodnikovy licensed area*

Number: *KhMN 01088 VE*
Date of issue: *27.09.1999*
Date of expiry: *by 26.09.2019*
Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *domestic, drinking and industrial water supply within Nizhne-Sortymsky licensed area*

Number: *KhMN 01080 VE*
Date of issue: *02.09.1999*
Date of expiry: *by 01.09.2019*
Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *domestic, drinking and industrial water supply within Tyansky licensed area*

Number: *KhMN 01078 VE*
Date of issue: *02.09.1999*
Date of expiry: *by 01.09.2019*
Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *domestic, drinking and industrial water supply within Alekhinsky licensed area*

Number: *KhMN 01079 VE*
Date of issue: *02.09.1999*
Date of expiry: *by 01.09.2019*

Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *domestic, drinking and industrial water supply within Kamynsky licensed area*

Number: *KhMN 01600 VE*
Date of issue: *20.02.2002*
Date of expiry: *by 19.02.2022*

Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*

Range of activity: *domestic, drinking and industrial water supply within Bittemsky licensed area*

Number: *KhMN 01601 VE*
Date of issue: *20.02.2002*
Date of expiry: *by 19.02.2022*
Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *domestic, drinking and industrial water supply within Tromyegansky licensed area*

Number: *KhMN 01602 VE*
Date of issue: *20.02.2002*
Date of expiry: *by 19.02.2022*
Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *domestic, drinking and industrial water supply within Khorlorsky licensed area*

Number: *KhMN 01720 VE*
Date of issue: *11.04.2003*
Date of expiry: *by 10.04.2023*
Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *domestic, drinking and industrial water supply within Yuzhno-Kamynsky licensed area*

Number: *KhMN 01721 VE*
Date of issue: *11.04.2003*
Date of expiry: *by 10.04.2023*
Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *domestic, drinking and industrial water supply within Ai-Pimsky licensed area*

Number: *KhMN 01898 VE*
Date of issue: *13.10.2005*
Date of expiry: *by 12.10.2015*
Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*

Range of activity: *domestic, drinking and industrial water supply within*

Number: *KhMN 01977 VE*
Date of issue: *10.07.2006*
Date of expiry: *by 09.07.2026*
Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *domestic, drinking and industrial water supply within V-Nadymsky (southern part) licensed area*

Number: *KhMN 02050 VE*
Date of issue: *06.12.2006*
Date of expiry: *by 05.12.2026*
Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *domestic, drinking and industrial water supply within Severo-Labatyugansky licensed area*

Number: *KhMN 02051 VE*
Date of issue: *07.12.2006*
Date of expiry: *by 06.12.2026*
Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *domestic, drinking and industrial water supply within Zapadno-Ai-Pimsky licensed area*

Number: *KhMN 02094 VE*
Date of issue: *07.03.2007*
Date of expiry: *by 06.03.2027*
Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *domestic, drinking and industrial water supply within Ai-Pimsky licensed area*

Number: *SLKh 01994 VE*
Date of issue: *17.12.2007*
Date of expiry: *by 17.12.2012*
Body that issued the license: *Territorial Subsoil Use Agency for Yamalo-Nenetsky Autonomous Okrug*
Range of activity: *domestic, drinking and industrial water supply within Verkhne-Nadymsky (s.ch.) licensed area*

Number: *YaKU 02443 VR*
Date of issue: *28.11.2006*

Date of expiry: *by 01.07.2016*
Body that issued the license: *Territorial Subsoil Use Agency for the Republic of Sakha (Yakutia)*
Range of activity: *domestic, drinking and industrial water supply within Kedrovy licensed area*
Number: *YaKU 02444 VR*
Date of issue: *28.11.2006*
Date of expiry: *by 01.07.2016*
Body that issued the license: *Territorial Subsoil Use Agency for the Republic of Sakha (Yakutia)*
Range of activity: *domestic, drinking and industrial water supply within Khoronokhsky licensed area*

Number: *YaKU 02445 VR*
Date of issue: *28.11.2006*
Date of expiry: *by 01.07.2016*
Body that issued the license: *Territorial Subsoil Use Agency for the Republic of Sakha (Yakutia)*
Range of activity: *domestic, drinking and industrial water supply within Peleduisky licensed area*

Number: *SLKh 01978 VE*
Date of issue: *17.10.2007*
Date of expiry: *by 16.10.2010*
Body that issued the license: *Territorial Subsoil Use Agency for Yamalo-Nenetsky Autonomous Okrug*
Range of activity: *domestic, drinking and industrial water supply within Verkhne-Semiegansky licensed area*

Number: *YaKU 02494 VE*
Date of issue: *29.12.2006*
Date of expiry: *by 01.10.2016*
Body that issued the license: *Territorial Subsoil Use Agency for the Republic of Sakha (Yakutia)*
Range of activity: *domestic, drinking and industrial water supply within Vitim village licensed area*

Number: *YaKU 02368 VR*
Date of issue: *13.02.2006*
Date of expiry: *by 31.12.2023*
Body that issued the license: *Territorial Subsoil Use Agency for the Republic of Sakha (Yakutia)*
Range of activity: *domestic, drinking and industrial water supply within the Central Block licensed area, Talakanskoye field*

Number: *KhMN 00302 TREIO*
Date of issue: *06.08.2004*
Date of expiry: *by 06.08.2009*
Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *water intake (the Ob' river) for maintaining reservoir pressure at oil fields of OJSC "Surgutneftegas"*

Number: *KhMN 00238 BRDIO*
Date of issue: *17.01.2006*
Date of expiry: *by 31.12.2008*
Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *water intake (the Pim river) for maintaining reservoir pressure at oil fields of OJSC "Surgutneftegas"*

Number: *KhMN 00237 BRDIO*
Date of issue: *17.01.2006*
Date of expiry: *by 31.12.2008*
Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *water intake (the Lyamin river) for maintaining reservoir pressure at oil fields of OJSC "Surgutneftegas"*

Number: *KhMN 00156 TBDBK*
Date of issue: *24.07.2002*
Date of expiry: *by 23.07.2012*
Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *Operation of submerged crossings*

Number: *KhMN 00155 TBDBK*
Date of issue: *24.07.2002*
Date of expiry: *by 23.07.2012*
Body that issued the license: *Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *Operation of submerged crossings*

Number: *KhMN 00158 TBDBK*
Date of issue: *24.07.2002*
Date of expiry: *by 23.07.2012*
Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*

Range of activity: *Operation of submerged crossings*

Number: *KhMN 00159 TBDBK*
Date of issue: *24.07.2002*
Date of expiry: *by 23.07.2012*
Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *Operation of submerged crossings*

Number: *KhMN 00160 TBDBK*
Date of issue: *24.07.2002*
Date of expiry: *by 23.07.2012*
Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *Operation of submerged crossings*

Number: *KhMN 00153 TBDBK*
Date of issue: *18.06.2002*
Date of expiry: *by 10.06.2012*
Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *Operation of submerged crossings*

Number: *KhMN 00161 TBDBK*
Date of issue: *24.07.2002*
Date of expiry: *by 23.07.2012*
Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *Operation of submerged crossings*

Number: *KhMN 00162 TBDBK*
Date of issue: *24.07.2002*
Date of expiry: *by 23.07.2012*
Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *Operation of submerged crossings*

Number: *KhMN 00172 TBDBK*
Date of issue: *29.10.2002*
Date of expiry: *by 27.10.2012*
Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *Operation of submerged crossings*

Number: *KhMN 00157 TBDBK*
Date of issue: *24.07.2002*
Date of expiry: *by 23.07.2012*
Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *Operation of submerged crossings*

Number: *KhMN 00373 BRTBK*
Date of issue: *18.04.2006*
Date of expiry: *by 18.04.2016*
Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *Operation of submerged crossings*

Number: *KhMN 00256 BRTBV*
Date of issue: *29.05.2006*
Date of expiry: *by 31.12.2010*
Body that issued the license: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *Operation of submerged crossings*

Number: *KRD 41698 BMVZKh*
Date of issue: *01.04.2005*
Date of expiry: *by 01.03.2010*

Body that issued the license: *Kuban Basin Water Authority*
Range of activity: *Water intake for domestic supply*

Number: *77.99.18.001.L.000359.02.05*
Date of issue: *22.02.2005*
Date of expiry: *by 22.02.2010*
Body that issued the license: *Federal Service on Protection of Consumers and Welfare*
Range of activity: *Activities relating to use of agents of infection*

Number: *4/78/04*
Date of issue: *30.06.2004*
Date of expiry: *by 30.06.2009*
Body that issued the license: *Department of Healthcare of Krasnodarsky Krai*
Range of activity: *Pharmaceutical business*

Number: *2085*

Date of issue: *21.05.2007*

Date of expiry: *by 20.05.2012*

Body that issued the license: *Education and Science Department of Khanty-Mansiysky Autonomous Okrug - Yugra*

Range of activity: *Educational activities (Polytechnic Education Centre)*

Number: *4613*

Date of issue: *28.06.2006*

Date of expiry: *by 17.07.2008*

Body that issued the license: *Licensing Chamber of Khanty-Mansiysky Autonomous Okrug - Yugra*

Range of activity: *Retail sales of alcoholic beverages*

Number: *256*

Date of issue: *26.06.2006*

Date of expiry: *by 26.06.2011*

Body that issued the license: *Division of Federal Tax Service of Russia for Khanty-Mansiysky Autonomous Okrug - Yugra*

Range of activity: *Purchase, storage and supply of alcoholic beverages*

Number: *00-EKh-001261 (Kh)*

Date of issue: *04.06.2003*

Date of expiry: *by 04.06.2008*

Body that issued the license: *Gosgortekhnadzor (State Municipal Technical Supervision) of RF*

Range of activity: *Operation of chemically hazardous production facilities*

Number: *00-DE-001485 (DKN)*

Date of issue: *23.07.2003*

Date of expiry: *by 23.07.2008*

Body that issued the license: *Gosgortekhnadzor (State Municipal Technical Supervision) of RF*

Range of activity: *Examination of industrial safety*

Number: *00-EV-001550 (KMSKh)*

Date of issue: *01.08.2003*

Date of expiry: *by 01.08.2008*

Body that issued the license: *Gosgortekhnadzor (State Municipal Technical Supervision) of RF*

Range of activity: *Operation of explosion-dangerous production facilities*

Number: *3/00074*

Date of issue: *18.09.2003*

Date of expiry: *by 18.09.2008*

Body that issued the license: *Main Department of State Fire Protection Service of Ministry of Emergencies of RF*

Range of activity: *Operation of fire hazardous production facilities*

Number: *2/04487*

Date of issue: *18.09.2003*

Date of expiry: *by 18.09.2008*

Body that issued the license: *Main Department of State Fire Protection Service of Ministry of Emergencies of RF*

Range of activity: *Mounting, repairs and maintenance of equipment and fire protection systems of buildings and installations*

Number: *PRD 01539*

Date of issue: *30.09.2003*

Date of expiry: *by 29.09.2008*

Body that issued the license: *Ministry of Railways of Russia*

Range of activity: *Loading and unloading operations at railway transport*

Number: *199*

Date of issue: *14.11.2003*

Date of expiry: *by 14.11.2008*

Body that issued the license: *Medical Activity Licensing Commission of the Department of Healthcare of Khanty-Mansiysky Autonomous Okrug*

Range of activity: *Medical activities*

Number: *27719*

Date of issue: *05.09.2003*

Date of expiry: *by 05.09.2008*

Body that issued the license: *Ministry of Communications of RF*

Range of activity: *Lease of communication channels*

Number: *217*

Date of issue: *09.12.2003*

Date of expiry: *by 09.12.2008*

Body that issued the license: *Medical Activity Licensing Commission of the Department of Healthcare of Khanty-Mansiysky Autonomous Okrug*

Range of activity: *Medical activities*

Number: *ASS-86-086427*

Date of issue: *08.07.2007*

Date of expiry: *by 07.07.2012*

Body that issued the license: *Ministry of Transport of Russia*
Range of activity: *Transportation of passengers by motor vehicles equipped to transport more than 8 persons*

Number: *227*
Date of issue: *26.12.2003*
Date of expiry: *by 26.12.2008*
Body that issued the license: *Medical Activity Licensing Commission of the Department of Healthcare of Khanty-Mansiysky Autonomous Okrug*
Range of activity: *Medical activities (Kedrovy Log)*

Number: *GS-5-86-02-27-0-8602060555-001673-1*
Date of issue: *09.03.2004*
Date of expiry: *by 09.03.2009*
Body that issued the license: *State Construction Committee of RF*
Range of activity: *Construction of structures and buildings of I and II criticality rating*

Number: *GS-5-86-02-28-0-8602060555-002348-1*
Date of issue: *18.10.2004*
Date of expiry: *by 18.10.2009*
Body that issued the license: *Federal Agency for Building and Housing Complex*
Range of activity: *Engineering surveys for construction of structures and buildings of I and II criticality rating in accordance with the state standard*

Number: *GS-5-86-02-26-0-8602060555-002347-1*
Date of issue: *04.10.2004*
Date of expiry: *by 04.10.2009*
Body that issued the license: *Federal Agency for Building and Housing Complex*
Range of activity: *Designing of structures and buildings of I and II criticality rating in accordance with the state standard*

Number: *000066-R*
Date of issue: *18.11.2004*
Date of expiry: *by 18.11.2009*
Body that issued the license: *Federal Agency for Technical Regulation and Metrology*
Range of activity: *Repair of measurement instrumentation*

Number: *UO-03-209-1030*
Date of issue: *20.12.2004*
Date of expiry: *by 31.12.2009*

Body that issued the license: *Federal Service on Ecological, Technological and Nuclear Inspection*
Range of activity: *Use, transportation and storage of articles containing radioactive substances*

Number: *86-01-000005*
Date of issue: *02.09.2004*
Date of expiry: *by 02.09.2009*
Body that issued the license: *Federal Service on Healthcare and Social Development Inspection*
Range of activity: *Medical activities*

Number: *KRD 41698 BMKZKh*
Date of issue: *01.04.2005*
Date of expiry: *by 01.03.2010*
Body that issued the license: *Kuban Basin Authority of Federal Water Resources Agency*
Range of activity: *Use of water (surface water objects)*

Number: *86-01-000005*
Date of issue: *11.08.2005*
Date of expiry: *by 11.08.2010*
Body that issued the license: *Federal Service on Healthcare and Social Development Inspection*
Range of activity: *Medical activities (Copy No. 2)*

Number: *86-01-000005*
Date of issue: *09.02.2006*
Date of expiry: *by 09.02.2011*   .
Body that issued the license: *Federal Service on Healthcare and Social Development Inspection*
Range of activity: *Medical activities (Copy No. 3)*

Number: *KhV-00-006488 (V)*
Date of issue: *28.03.2007*
Date of expiry: *by 30.05.2011*
Body that issued the license: *Rostekhnadzor (Federal Environmental, Industrial and Nuclear Supervision Service of Russia)*
Range of activity: *Storage of industrial explosives (loading, discharging, receipt test, packaging, inventory, storage and storage testing of industrial explosives)*

Number: *PV-00-006487 (V)*

Date of issue: *30.05.2006*
Date of expiry: *by 30.05.2011*
Body that issued the license: *Rostekhnadzor (Federal Environmental, Industrial and Nuclear Supervision Service of Russia)*
Range of activity: *Use of industrial explosives (seismic shooting operations, perforating-explosive operations, oil/gas/water/other well shooting operations)*

Number: *DE-00-006846 (K)*
Date of issue: *20.11.2006*
Date of expiry: *by 20.11.2011*
Body that issued the license: *Rostekhnadzor (Federal Environmental, Industrial and Nuclear Supervision Service of Russia)*
Range of activity: *Examination of industrial safety*

Number: *PM-00-006864 (O)*
Date of issue: *30.11.2006*
Date of expiry: *by 30.11.2011*
Body that issued the license: *Rostekhnadzor (Federal Environmental, Industrial and Nuclear Supervision Service of Russia)*
Range of activity: *Underground survey*

Number: *86.KhTs.23.002.L.000017.02.07*
Date of issue: *19.02.2007*
Date of expiry: *by 19.02.2012*
Body that issued the license: *Rospotrebnadzor (Federal Supervision Agency for Customer Protection and Human Welfare) Division for KhMAO-Yugra*
Range of activity: *Use of (generating) sources of ionizing radiation*

Number: *50884*
Date of issue: *22.05.2007*
Date of expiry: *by 22.05.2012*
Body that issued the license: *Federal Supervision Service for Communications*
Range of activity: *Provision of local telephone communication services, excluding local telephone communication services rendered by using public pay phones and means of multiple access*

Number: *23.KK.08.002.L.000124.08.07*
Date of issue: *13.08.2007*
Date of expiry: *by 12.08.2012*
Body that issued the license: *Rospotrebnadzor (Federal Supervision Agency for Customer Protection and Human Welfare) Division for Krasnodarsky Krai*
Range of activity: *Use of sources of ionizing radiation*

Number: *86.KhTs.23.001.L.000097.09.07*

Date of issue: *13.09.2007*
Date of expiry: *by 12.09.2012*
Body that issued the license: *Federal Supervision Agency for Customer Protection and Human Welfare - Federal Supervision Agency for Customer Protection and Human Welfare Division for KhMAO - Yugra*
Range of activity: *Activities relating to use of agents of infection (activities relating to Pathogenicity Class III or IV microorganisms)*

Number: *TYuG-00969G*
Date of issue: *27.09.2007*
Date of expiry: *by 27.09.2012*
Body that issued the license: *Federal Geodesy and Cartography Agency, RF Ministry of Transport*
Range of activity: *Surveying activity*

Number: *TYuG-01012K*
Date of issue: *24.12.2007*
Date of expiry: *by 24.12.2012*
Body that issued the license: *Federal Geodesy and Cartography Agency, RF Ministry of Transport*
Range of activity: *Mapping activity*

Number: *OT-00-007473 (00)*
Date of issue: *04.06.2007*
Date of expiry: *by 04.06.2012*
Body that issued the license: *Federal Service on Ecological, Technological and Nuclear Inspection*
Range of activity: *Collection, utilization, neutralization, transportation and disposal of hazardous waste*

Number: *PRD No. 8603696*
Date of issue: *12.11.2007*
Date of expiry: *by 12.11.2012*
Body that issued the license: *RF Ministry of Transport, Federal Supervision Service for Transport*
Range of activity: *Loading and unloading operations relating to dangerous goods at railway transport*

Number: *86*
Date of issue: *24.06.2003*
Date of expiry: *by 24.06.2008*
Body that issued the license: *Regional Division of Federal Security Service of RF for Tyumenskaya Oblast*

Range of activity: *Execution by OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret*

Number: *86/1*
Date of issue: *24.06.2003*
Date of expiry: *by 24.06.2008*
Body that issued the license: *Regional Division of Federal Security Service of RF for Tyumenskaya Oblast*
Range of activity: *Execution by NGDU "Surgutneft" of OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret*

Number: *86/2*
Date of issue: *24.06.2003*
Date of expiry: *by 24.06.2008*
Body that issued the license: *Regional Division of Federal Security Service of RF for Tyumenskaya Oblast*
Range of activity: *Execution by NGDU "Fedorovskneft" of OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret*

Number: *86/3*
Date of issue: *24.06.2003*
Date of expiry: *by 24.06.2008*
Body that issued the license: *Regional Division of Federal Security Service of RF for Tyumenskaya Oblast*
Range of activity: *Execution by NGDU "Bystrinskneft" of OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret*

Number: *86/4*
Date of issue: *24.06.2003*
Date of expiry: *by 24.06.2008*
Body that issued the license: *Regional Division of Federal Security Service of RF for Tyumenskaya Oblast*
Range of activity: *Execution by NGDU "Komsomolskneft" of OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret*

Number: *86/5*
Date of issue: *24.06.2003*
Date of expiry: *by 24.06.2008*
Body that issued the license: *Regional Division of Federal Security Service of RF for Tyumenskaya Oblast*

Range of activity: *Execution by NGDU "Lyantorneft" of*
OJSC "Surgutneftegas" of activities involving the use of information
classified as a state secret

Number: *86/6*
Date of issue: *24.06.2003*
Date of expiry: *by 24.06.2008*
Body that issued the license: *Regional Division of Federal Security Service of RF*
for Tyumenskaya Oblast
Range of activity: *Execution by NGDU "Nizhnesortymskneft" of*
OJSC "Surgutneftegas" of activities involving the use of information
classified as a state secret

Number: *86/7*
Date of issue: *24.06.2003*
Date of expiry: *by 24.06.2008*
Body that issued the license: *Regional Division of Federal Security Service of RF*
for Tyumenskaya Oblast
Range of activity: *Execution by Division of Intra-field Gathering and Utilization*
of Petroleum Gas of OJSC "Surgutneftegas" of activities involving the use of
information classified as a state secret

Number: *86/8*
Date of issue: *24.06.2003*
Date of expiry: *by 24.06.2008*
Body that issued the license: *Regional Division of Federal Security Service of RF*
for Tyumenskaya Oblast
Range of activity: *Execution by Prospecting Division of*
OJSC "Surgutneftegas" of activities involving the use of information
classified as a state secret

Number: *86/9*
Date of issue: *24.06.2003*
Date of expiry: *by 24.06.2008*
Body that issued the license: *Regional Division of Federal Security Service of RF*
for Tyumenskaya Oblast
Range of activity: *Execution by Research Institute "SurgutNIPIneft" of*
OJSC "Surgutneftegas" of activities involving the use of information
classified as a state secret

3.2.6. The issuer's joint activity
The Company did not sign any cooperation agreements with any other
companies in 2003-2007 and 1Q2008.

3.2.7. Additional requirements to be met by issuers being joint stock investment pools, insurance organizations, lending institutions, or mortgage agents

The Company is neither a joint stock investment pool, nor an insurance organization, a lending institution or a mortgage agent.

3.2.8. Additional requirements to be met by issuers, whose primary activity is mineral resources extraction

a) Mineral resources

License ID: *KhMN 00814 NE*

Date of issue: *04.06.1998*

Date of expiry: *by 31.12.2039*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *TYuM 11997 NR*

Date of issue: *11.12.2003*

Date of expiry: *by 24.11.2028*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Tyumenskaya Oblast, Uvatsky District*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *TYuM 11998 NR*

Date of issue: *11.12.2003*

Date of expiry: *by 24.11.2028*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Tyumenskaya Oblast, Uvatsky District*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00440 NE*

Date of issue: *05.03.1997*

Date of expiry: *by 04.03.2047*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Surgutsky Districts*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00439 NE*

Date of issue: *05.03.1997*

Date of expiry: *by 04.03.2047*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky District*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00433 NE*

Date of issue: *27.12.1993*

Date of expiry: *by 31.12.2057*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00811 NE*

Date of issue: *04.06.1998*

Date of expiry: *by 31.12.2055*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Surgutsky Districts*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00813 NE*

Date of issue: *04.06.1998*

Date of expiry: *by 03.06.2023*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface"*

of February 21, 1992

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN No. 01087 NE*

Date of issue: *27.09.1999*

Date of expiry: *by 31.12.2055*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky District*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 01524 NR*

Date of issue: *18.04.2001*

Date of expiry: *by 17.04.2051*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00422 NE*

Date of issue: *24.10.1995*

Date of expiry: *by 23.10.2045*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 01235 NE*

Date of issue: *22.05.2000*

Date of expiry: *by 21.05.2025*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 01525 NR*

Date of issue: *18.04.2001*

Date of expiry: *by 17.04.2051*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug,*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 01234 NE*

Date of issue: *22.05.2000*

Date of expiry: *by 21.05.2025*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00420 NE*

Date of issue: *24.10.1995*

Date of expiry: *by 23.10.2020*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00421 NE*

Date of issue: *24.10.1995*

Date of expiry: *by 31.12.2051*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00683 NR*

Date of issue: *03.12.1997*

Date of expiry: *by 02.12.2047*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *SLKh 00422 NE*

Date of issue: *17.12.1997*

Date of expiry: *by 16.12.2047*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Yamalo-Nenetsky Autonomous Okrug, Nadymsky and Purovsky Districts*

Type of license: *geological examination (prospecting, exploration) and mineral*

resources production

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 13143 NR*

Date of issue: *18.05.2005*

Date of expiry: *by 16.05.2030*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Oktyabrsky Districts*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 13144 NR*

Date of issue: *18.05.2005*

Date of expiry: *by 16.05.2030*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Oktyabrsky Districts*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 13145 NR*

Date of issue: *18.05.2005*

Date of expiry: *by 16.05.2030*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Oktyabrsky Districts*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 13146 NR*

Date of issue: *18.05.2005*

Date of expiry: *by 16.05.2030*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Nefteyugansky District*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 13147 NR*

Date of issue: *18.05.2005*

Date of expiry: *by 16.05.2030*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Nefteyugansky District*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 13148 NR*

Date of issue: *18.05.2005*

Date of expiry: *by 16.05.2030*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Nefteyugansky Districts*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *TYuM 13380 NR*

Date of issue: *25.11.2005*

Date of expiry: *by 01.11.2030*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Tyumenskaya Oblast, Uvatsky District*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *TOM 00967 NR*

Date of issue: *25.04.2006*

Date of expiry: *by 20.04.2031*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Tomskaya Oblast, Kargasoksky District*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *NOV 01736 NR*

Date of issue: *06.06.2006*

Date of expiry: *by 27.05.2031*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Novosibirskaya Oblast, Kishtovsky Severny District*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *OMS 13659 NR*

Date of issue: *03.07.2006*

Date of expiry: *by 25.06.2031*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Omskaya Oblast, Tarsky and Tevrizsky Districts*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *OMS 00542 NR*

Date of issue: *17.08.2006*

Date of expiry: *by 01.08.2031*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Omskaya Oblast, Tarsky District*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *IRK 13630 NR*

Date of issue: *7.06.2006*

Date of expiry: *by 01.06.2031*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Irkutskaya Oblast, Katangsky District*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *IRK 13631 NR*

Date of issue: *7.06.2006*

Date of expiry: *by 01.06.2031*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Irkutskaya Oblast, Katangsky and Ust-Kutsky Districts*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible

occurrence: *none.*

License ID: *IRK 14402 NR*

Date of issue: *21.03.2008*

Date of expiry: *by 20.03.2033*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Irkutskaya Oblast, Kirensky and Katangsky District*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *IRK 02347 NR*

Date of issue: *24.10.2006*

Date of expiry: *by 01.12.2031*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Irkutskaya Oblast, Kirensky and Mamsko-Chuisky Districts*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *DUD 13837 NR*

Date of issue: *17.11.2006*

Date of expiry: *by 24.11.2031*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Krasnoyarsky Krai, Taymyrsky (Dolg.-Nenetsky)*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *TYuM 01159 NR*

Date of issue: *22.11.2006*

Date of expiry: *by 22.11.2031*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Tyumenskaya Oblast, Uvatsky District*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *YaKU 13844 NR*

Date of issue: *23.11.2006*

Date of expiry: *by 02.12.2031*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Republic of Sakha (Yakutia), Mirninsky District*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *SLKh 13884 NR*

Date of issue: *21.12.2006*

Date of expiry: *by 25.12.2031*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Yamalo-Nenetsky Autonomous Okrug, Krasnoselkupsky District*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *SLKh 14120 NR*

Date of issue: *19.06.2007*

Date of expiry: *by 20.06.2032*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Yamalo-Nenetsky Autonomous Okrug, Yamalsky District*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *NRM 00663 NR*

Date of issue: *13.08.2007*

Date of expiry: *by 01.09.2032*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Nenetsky Autonomous Okrug*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in*

compliance with the law currently in force in the Russian Federation

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *NRM 00672 NR*

Date of issue: *29.01.2008*

Date of expiry: *by 01.01.2033*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Nenetsky Autonomous Okrug*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *SLKh 14162 NR*

Date of issue: *30.07.2007*

Date of expiry: *by 20.08.2032*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Yamalo-Nenetsky Autonomous Okrug, Krasnoselkupsky District*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *SLKh 14312 NR*

Date of issue: *20.11.2007*

Date of expiry: *by 30.11.2032*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface"*

Description of subsurface area: *Yamalo-Nenetsky Autonomous Okrug, Krasnoselkupsky and Tazovsky Districts*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *NRM 00674 NR*

Date of issue: *20.03.2008*

Date of expiry: *by 01.03.2033*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Nenetsky Autonomous Okrug*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *YaKU 14418 NR*

Date of issue: *27.03.2008*

Date of expiry: *by 20.03.2033*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Republic of Sakha (Yakutia), Mirninsky and Suntarsky Districts*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *YaKU 14417 NR*

Date of issue: *27.03.2008*

Date of expiry: *by 20.03.2033*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Republic of Sakha (Yakutia), Mirninsky and Suntarsky Districts*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *YaKU 14372 NE*

Date of issue: *27.01.2008*

Date of expiry: *by 01.02.2028*

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Republic of Sakha (Yakutia), Lensky District*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *YaKU 14387 NE*

Date of issue: *20.02.2008*

Date of expiry: *by 11.03.2028*

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Republic of Sakha (Yakutia), Lensky District*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in*

compliance with the law currently in force in the Russian Federation
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 11293 NE*
Date of issue: *05.09.2002*
Date of expiry: *by 01.06.2047*
Basis for license issuance: *according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *exploration and production of oil and gas*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN No. 11878 NE*
Date of issue: *03.11.2003*
Date of expiry: *by 22.10.2023*
Basis for license issuance: *according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *exploration and production of oil and gas*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 12326 NE*
Date of issue: *23.04.2004*
Date of expiry: *by 01.03.2024*
Basis for license issuance: *according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*

Type of license: *exploration and production of oil and gas*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 12325 NE*

Date of issue: *23.04.2004*

Date of expiry: *by 01.03.2024*

Basis for license issuance: *according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*

Type of license: *exploration and production of oil and gas*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 12681 NE*

Date of issue: *16.09.2004*

Date of expiry: *by 27.08.2024*

Basis for license issuance: *according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*

Type of license: *exploration and production of oil and gas*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 12682 NE*

Date of issue: *16.09.2004*

Date of expiry: *by 27.08.2024*

Basis for license issuance: *according to Paragraph 3, Item 4, Article 10.1 of*
Federal Law No. 2395-1 "On Subsurface" of February 21, 1992
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface"*
of February 21, 1992
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky*
and Beloyarsky Districts
Type of license: *exploration and production of oil and gas*
Payments under license terms and conditions: *all kinds of payments are made in*
compliance with the law currently in force in the Russian Federation
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfillment of license obligations and their possible
occurrence: *none.*

License ID: *KhMN 12679 NE*
Date of issue: *16.09.2004*
Date of expiry: *by 27.08.2024*
Basis for license issuance: *according to Paragraph 3, Item 4, Article 10.1 of*
Federal Law No. 2395-1 "On Subsurface" of February 21, 1992
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface"*
of February 21, 1992
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky*
and Beloyarsky Districts
Type of license: *exploration and production of oil and gas*

Payments under license terms and conditions: *all kinds of payments are made in*
compliance with the law currently in force in the Russian Federation
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfillment of license obligations and their possible
occurrence: *none.*

License ID: *KhMN 12680 NE*
Date of issue: *16.09.2004*
Date of expiry: *by 27.08.2024*
Basis for license issuance: *according to Paragraph 3, Item 4, Article 10.1 of*
Federal Law No. 2395-1 "On Subsurface" of February 21, 1992
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface"*
of February 21, 1992
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky*
and Beloyarsky Districts
Type of license: *exploration and production of oil and gas*
Payments under license terms and conditions: *all kinds of payments are made in*
compliance with the law currently in force in the Russian Federation
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfillment of license obligations and their possible
occurrence: *none.*

License ID: *KhMN 13411 NE*

Date of issue: *15.12.2005*

Date of expiry: *by 20.12.2070*

Basis for license issuance: *according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*

Type of license: *exploration and production of oil and gas*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 13455 NE*

Date of issue: *25.01.2006*

Date of expiry: *by 01.02.2068*

Basis for license issuance: *according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*

Type of license: *exploration and production of oil and gas*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *YaKU 13890 NE*

Date of issue: *25.12.2006*

Date of expiry: *by 01.01.2032*

Basis for license issuance: *according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Republic of Sakha (Yakutia), Lensky and Katangsky Districts*

Type of license: *exploration and production of oil and gas*

Payments under license terms and conditions: *all kinds of payments are made in*

compliance with the law currently in force in the Russian Federation

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 11355 NE*

Date of issue: *26.12.2002*

Date of expiry: *by 31.12.2037*

Basis for license issuance: *according to Paragraph 2, Item 1, Article 17.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*

Type of license: *exploration and production of oil and gas*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *YaKU 12061 NE*

Date of issue: *26.12.2003*

Date of expiry: *by 31.12.2045*

Basis for license issuance: *according to Paragraph 3, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Republic of Sakha (Yakutia), Lensky District*

Type of license: *exploration and production of oil and gas*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *YaKU 13230 NE*

Date of issue: *06.07.2005*

Date of expiry: *by 15.07.2025*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Republic of Sakha (Yakutia), Lensky District*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00431 NE*

Date of issue: *13.07.1993*

Date of expiry: *by 31.12.2039*

Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*

Type of license: *exploration and production of oil and gas*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00435 NE*

Date of issue: *13.07.1993*

Date of expiry: *by 31.12.2045*

Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*

Type of license: *exploration and production of oil and gas*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00438 NE*

Date of issue: *14.07.1993*

Date of expiry: *by 31.12.2043*

Basis for license issuance: *according to Item 1, Article 19 of "Statute on*

Procedure for Subsurface Use Licensing"
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *exploration and production of oil and gas*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00436 NE*
Date of issue: *15.07.1993*
Date of expiry: *by 31.12.2027*
Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *exploration and production of oil and gas*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00558 NE*
Date of issue: *15.07.1993*
Date of expiry: *by 31.12.2034*
Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *exploration and production of oil and gas*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00408 NE*

Date of issue: *14.07.1993*

Date of expiry: *by 31.12.2086*

Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*

Type of license: *exploration and production of oil and gas*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00405 NE*

Date of issue: *14.07.1993*

Date of expiry: *by 31.12.2093*

Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*

Type of license: *exploration and production of oil and gas*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00406 NE*

Date of issue: *15.07.1993*

Date of expiry: *by 31.12.2037*

Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*

Type of license: *exploration and production of oil and gas*

Payments under license terms and conditions: *all kinds of payments are made in*

compliance with the law currently in force in the Russian Federation

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00412 NE*

Date of issue: *05.07.1994*

Date of expiry: *by 31.12.2046*

Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*

Type of license: *exploration and production of oil and gas*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00409 NE*

Date of issue: *13.07.1993*

Date of expiry: *by 31.12.2041*

Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*

Type of license: *exploration and production of oil and gas*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00437 NE*

Date of issue: *20.07.1993*

Date of expiry: *by 31.12.2055*

Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*

Type of license: *exploration and production of oil and gas*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00418 NE*

Date of issue: *15.07.1993*

Date of expiry: *by 31.12.2022*

Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*

Type of license: *exploration and production of oil and gas*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00407 NE*

Date of issue: *29.09.1993*

Date of expiry: *by 31.12.2027*

Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*

Type of license: *exploration and production of oil and gas*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00410 NE*

Date of issue: *14.07.1993*

Date of expiry: *by 31.12.2072*

Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *exploration and production of oil and gas*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00423 NE*
Date of issue: *14.07.1993*
Date of expiry: *by 31.12.2045*
Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *exploration and production of oil and gas*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00419 NE*
Date of issue: *13.07.1993*
Date of expiry: *by 31.12.2098*
Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *exploration and production of oil and gas*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00417 NE*

Date of issue: *14.07.1993*

Date of expiry: *by 31.12.2048*

Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*

Type of license: *exploration and production of oil and gas*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00564 NE*

Date of issue: *29.09.1993*

Date of expiry: *by 31.12.2055*

Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*

Type of license: *exploration and production of oil and gas*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00434 NE*

Date of issue: *14.07.1993*

Date of expiry: *by 31.12.2033*

Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*

Type of license: *exploration and production of oil and gas*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00411 NE*

Date of issue: *13.07.1993*

Date of expiry: *by 31.12.2049*

Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*

Type of license: *exploration and production of oil and gas*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00432 NE*

Date of issue: *14.07.1993*

Date of expiry: *by 31.12.2055*

Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*

Type of license: *exploration and production of oil and gas*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00563 NE*

Date of issue: *18.02.1994*

Date of expiry: *by 31.12.2055*

Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface"*

of February 21, 1992

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*

Type of license: *exploration and production of oil and gas*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00560 NE*

Date of issue: *29.09.1993*

Date of expiry: *by 31.12.2055*

Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*

Type of license: *exploration and production of oil and gas*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00562 NE*

Date of issue: *18.02.1994*

Date of expiry: *by 31.12.2034*

Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*

Type of license: *exploration and production of oil and gas*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00559 NE*

Date of issue: *18.02.1994*

Date of expiry: *by 31.12.2073*

Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*

Type of license: *exploration and production of oil and gas*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00561 NE*

Date of issue: *18.02.1994*

Date of expiry: *by 31.12.2049*

Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*

Type of license: *exploration and production of oil and gas*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00850 VE*

Date of issue: *07.07.1998*

Date of expiry: *by 06.07.2023*

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible

occurrence: *none.*

License ID: *KhMN 00598 ME*

Date of issue: *26.06.1997*

Date of expiry: *by 25.06.2017*

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 01529 VE*

Date of issue: *25.04.2001*

Date of expiry: *by 24.04.2021*

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00843 VE*

Date of issue: *07.07.1998*

Date of expiry: *by 06.07.2023*

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00840 VE*

Date of issue: *07.07.1998*

Date of expiry: *by 06.07.2023*

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 01642 VE*

Date of issue: *09.08.2002*

Date of expiry: *by 08.08.2027*

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *YaKU 02368 VR*

Date of issue: *25.01.2006*

Date of expiry: *by 31.12.2023*

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface"*

Description of subsurface area: *Republic of Sakha (Yakutia)*

Type of license: *production of Cenomanian subsurface water for technological purposes*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 01778 VE*

Date of issue: *19.01.2004*

Date of expiry: *by 18.01.2024*

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00858 VE*

Date of issue: *21.07.1998*

Date of expiry: *by 20.07.2023*

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00862 VE*

Date of issue: *27.07.1998*

Date of expiry: *by 26.07.2023*
Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law
No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface"
of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*
Type of license: *production of Cenomanian subsurface water for technological
purposes*
Payments under license terms and conditions: *all kinds of payments are made in
compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfillment of license obligations and their possible
occurrence: *none.*

License ID: *KhMN 01042 VE*
Date of issue: *07.07.1999*
Date of expiry: *by 06.07.2024*
Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law
No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface"
of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*
Type of license: *production of Cenomanian subsurface water for technological
purposes*
Payments under license terms and conditions: *all kinds of payments are made in
compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfillment of license obligations and their possible
occurrence: *none.*

License ID: *KhMN 01612 VE*
Date of issue: *19.04.2002*
Date of expiry: *by 18.04.2027*
Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law
No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface"
of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*
Type of license: *production of Cenomanian subsurface water for technological
purposes*
Payments under license terms and conditions: *all kinds of payments are made in
compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfillment of license obligations and their possible
occurrence: *none.*

License ID: *KhMN 01804 VE*

Date of issue: *21.06.2004*

Date of expiry: *by 20.06.2024*

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 01805 VE*

Date of issue: *21.06.2004*

Date of expiry: *by 20.06.2024*

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 01517 VE*

Date of issue: *04.04.2001*

Date of expiry: *by 03.04.2026*

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*

Payments under license terms and conditions: *all kinds of payments are made in*

compliance with the law currently in force in the Russian Federation

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 02095 VE*

Date of issue: *07.03.2007*

Date of expiry: *by 06.03.2032*

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00864 VE*

Date of issue: *27.07.1998*

Date of expiry: *by 26.07.2023*

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00851 VE*

Date of issue: *07.07.1998*

Date of expiry: *by 06.07.2023*

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface"*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*
Type of license: *production of Cenomanian subsurface water for technological purposes*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00849 VE*
Date of issue: *07.07.1998*
Date of expiry: *by 06.07.2023*
Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*
Type of license: *production of Cenomanian subsurface water for technological purposes*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00847 VE*
Date of issue: *07.07.1998*
Date of expiry: *by 06.07.2023*
Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*
Type of license: *production of Cenomanian subsurface water for technological purposes*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 01807 VE*

Date of issue: **21.06.2004**

Date of expiry: **by 20.06.2024**

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 01862 VE*

Date of issue: **08.06.2005**

Date of expiry: **by 07.06.2020**

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 01677 VE*

Date of issue: **25.02.2003**

Date of expiry: **by 26.06.2014**

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00848 VE*

Date of issue: *07.07.1998*

Date of expiry: *by 06.07.2023*

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00845 VE*

Date of issue: *07.07.1998*

Date of expiry: *by 06.07.2023*

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00863 VE*

Date of issue: *27.07.1998*

Date of expiry: *by 26.07.2023*

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00846 VE*

Date of issue: *07.07.1998*

Date of expiry: *by 06.07.2023*

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00860 VE*

Date of issue: *23.07.1998*

Date of expiry: *by 22.07.2023*

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00861 VE*

Date of issue: *27.07.1998*

Date of expiry: *by 26.07.2023*

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00857 VE*

Date of issue: *21.07.1998*

Date of expiry: *by 20.07.2023*

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00855 VE*

Date of issue: *21.07.1998*

Date of expiry: *by 20.07.2023*

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00841 VE*

Date of issue: *07.07.1998*

Date of expiry: *by 06.07.2023*

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface"* *of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 01614 VE*

Date of issue: *25.04.2002*

Date of expiry: *by 24.04.2027*

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law* *No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00844 VE*

Date of issue: *07.07.1998*

Date of expiry: *by 06.07.2023*

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law* *No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 00839 VE*

Date of issue: *07.07.1998*

Date of expiry: *by 06.07.2023*

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 01215 VE*

Date of issue: *21.04.2000*

Date of expiry: *by 20.04.2025*

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 01772 VE*

Date of issue: *19.12.2003*

Date of expiry: *by 18.12.2023*

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 01806 VE*

Date of issue: *21.06.2004*

Date of expiry: *by 20.06.2024*

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 01949 VE*

Date of issue: *19.01.2006*

Date of expiry: *by 18.01.2031*

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 02121 VE*

Date of issue: *02.07.2007*

Date of expiry: *by 01.07.2032*

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 02122 VE*

Date of issue: *02.07.2007*

Date of expiry: *by 01.07.2032*

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 02135 VE*

Date of issue: *22.08.2007*

Date of expiry: *by 21.08.2032*

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *SLKh 01930 PE*

Date of issue: *15.05.2007*

Date of expiry: *by 2032*

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Yamalo-Nenetsky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 02199 VE*

Date of issue: *06.12.2007*

Date of expiry: *by 05.12.2032*

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

License ID: *KhMN 02195 VE*

Date of issue: *05.12.2007*

Date of expiry: *by 04.12.2032*

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: *none.*

Oil and associated petroleum gas production at the Company's fields under development in the first quarter of 2008 amounted to 15.392 mn tons and 3.545 bcm, respectively.

b) Mineral resources processing

Associated gas is processed by the Gas Processing Division of OJSC "Surgutneftegas". The sector of oil refining and petrochemistry is represented by "KINEF" Ltd. located in the city of Kirishi.

c) Products marketing

In accordance with Federal Law No. 147-FZ dated 17.08.1995 "On Natural Monopolies", a duly registered oil producer and an organization being a parent company of an oil producer are granted with the right of access to the system of Russian trunk pipelines and terminals in sea ports to transport oil out of the customs territory of the Russian Federation, proportionally to the volumes of produced oil pumped into the system of trunk pipelines with a 100% trunk pipeline transmission capacity (subject to feasibility).

3.2.9. Additional requirements for issuers, whose primary activity is rendering communications services.

Communication services are not the Company's core business.

3.3. Plans for the issuer's future activity.

In 2008, the Company will be engaged in priority activities including oil and gas production, further implementation of the gas and energy program, hydrocarbons refining and products selling.

In 2008, the Company will keep carrying on its prospecting works at the existing licensed blocks, analysis and preparatory works for the acquisition of new reserves in promising oil and gas bearing regions, expand its operations in the south of Western Siberia, and continue fields development in Eastern Siberia.

On the hydrocarbon production side, the Company will expand into new regions and maintain the current oil and gas production level through enhanced oil recovery at existing fields in the region of the Company's core operations. The Company plans to put onstream 935 new producing wells.

Development of gas and energy program will be based on construction of GTPP at fields of the Company. We plan to increase in-house power generation capacity to 550 MW and produce approximately 2.8 bn kWh, which covers almost 25% of the total power consumption in Surgutneftegas.

On the refining side, the Company will continue upgrading and renovating its production facilities to increase output and oilstock refining depth, cut energy costs and pollutant emissions, and produce high-quality products.

Development of the gas processing sector will involve increased capacity utilization of the gas processing plant and review of projects to construct petrochemical facilities to process raw products supplied by the gas processing plant.

On the marketing side, the key targets of the Company for 2008 are: to maintain and strengthen the current market positions through expansion and modernization of the gas station network, improvement of gas stations and wholesale/retail systems, product quality control, product expansion, and enhancement of production assets and commodity flows. Throughout 2008, the Company plans to construct 7 gas stations and upgrade 9 gas stations.

3.4. The issuer's share in industrial, banking, and financial groups, holdings,

groups of companies and associations.

Organization's full name: *Association "Information and Cooperation Council for Fuel and Energy Complex"*

The issuer's position and functions in the organization: *Member of the Association*

The period of the issuer's participation in the organization: *Unlimited*

3.5. The issuer's subsidiaries and dependent business associations.

1. Full name: *Limited Liability Company "Novgorodnefteprodukt"*
Abbreviated name: *LLC "Novgorodnefteprodukt"*
Location: *Russian Federation, Veliky Novgorod*
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: *Majority interest in the charter capital*

The issuer's share in the charter capital of the subsidiary or dependent business association: *100%*

Share of the subsidiary (dependent business association) in the issuer's charter capital: *no share*

Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: *no fraction*

Association's basic activities: *Purchase, storage and sales of oil products*
Association's significance for the issuer's activity: *The Company's oil products marketing*

Board of Directors: *Not formed in compliance with the constituent documents*

Collegial Executive body: *Not formed in compliance with the constituent documents*

Individual executive body of the organization:
Name: *Serebrennikov Victor Georgievich*
Year of birth: *1953*
Share in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares: *no fraction*

2. Full name: *Limited Liability Company "Surgutmebel"*
Abbreviated name: *LLC "Surgutmebel"*
Location: *Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, p. Barsovo, 1 Vostochnaya industrial territory, 2*
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: *Majority interest in the charter capital*

The issuer's share in the charter capital of the subsidiary or dependent business association: *100%*

Share of the subsidiary (dependent business association) in the issuer's charter capital: *no share*

Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: *no fraction*

Association's basic activities: *Timber construction materials*
Association's significance for the issuer's activity: *Manufacturing construction materials, components, and assemblies for the issuer's needs*

Board of Directors: *Not formed in compliance with the constituent documents*

Collegial Executive body: *Not formed in compliance with the constituent documents*

Individual executive body of the organization:
Name: *Ivanov Nikolai Ivanovich*
Year of birth: *1952*
Share in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares: *no fraction*

3. Full name: *Limited Liability Company Marketing Association "Pskovnefteprodukt"*
Abbreviated name: *LLC "Pskovnefteprodukt"*
Location: *Russian Federation, Pskov*
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: *Majority interest in the charter capital*

The issuer's share in the charter capital of the subsidiary or dependent business association: *100%*

Share of the subsidiary (dependent business association) in the issuer's charter capital: *no share*

Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: *no fraction*

Association's basic activities: *Purchase, storage and sales of oil products*
Association's significance for the issuer's activity: *The Company's oil products marketing*

Board of Directors: *Not formed in compliance with the constituent documents*

Collegial Executive body: *Not formed in compliance with the constituent documents*

Individual executive body of the organization:
Name: *Maleshin Yury Vladimirovich*
Year of birth: *1959*
Share in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares: *no fraction*

4. Full name: *Limited Liability Company Marketing Association "Tvernefteprodukt"*
Abbreviated name: *LLC "SO "Tvernefteprodukt"*
Location: *Russian Federation, Tver, ul. Novotorzhskaya, 6.*
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: *Majority interest in the charter capital*

association: **100%**

Share of the subsidiary (dependent business association) in the issuer's charter capital: **no share**

Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: **no fraction**

Association's basic activities: **Purchase, storage and sales of oil products**
Association's significance for the issuer's activity: **The Company's oil products marketing**

Board of Directors: **Not formed in compliance with the constituent documents**

Collegial Executive body: **Not formed in compliance with the constituent documents**

Individual executive body of the organization:
Name: **Klinovsky Alexander Eduardovich**
Year of birth: **1968**
Share in the issuer's charter capital: **0.0015%**
Fraction of the issuer's ordinary shares: **0.0017%**

5. Full name: **Limited Liability Company "Investsibirstroy"**
Abbreviated name: **LLC "Investsibirstroy"**

Location: **Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut**
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: **Majority interest in the charter capital**

The issuer's share in the charter capital of the subsidiary or dependent business association: **100%**

Share of the subsidiary (dependent business association) in the issuer's charter capital: **no share**

Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: **no fraction**

Association's basic activities: **Construction and maintenance of oil, gas and water trunk pipelines; housing and recreation facilities construction**
Association's significance for the issuer's activity: **Boosts the Company's construction potential**

Board of Directors: **Not formed in compliance with the constituent documents**

Collegial Executive body: **Not formed in compliance with the constituent documents**

Individual executive body of the organization:
Name: **Chirkov Igor Vilyevich**
Year of birth: **1968**
Share in the issuer's charter capital: **no share**
Fraction of the issuer's ordinary shares: **no fraction**

6. Full name: *Limited Liability Company "Kaliningradnefteprodukt"*
Abbreviated name: *LLC "Kaliningradnefteprodukt"*
Location: *Russian Federation, Kaliningrad, Central District,*
ul. Komsomolskaya, 22-b
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: *Majority interest in the charter capital*

The issuer's share in the charter capital of the subsidiary or dependent business association: *100%*

Share of the subsidiary (dependent business association) in the issuer's charter capital: *no share*

Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: *no fraction*

Association's basic activities: *Purchase, storage and sales of oil products*
Association's significance for the issuer's activity: *The Company's oil products marketing*

Board of Directors: *Not formed in compliance with the constituent documents*

Collegial Executive body: *Not formed in compliance with the constituent documents*

Individual executive body of the organization:
Name: *Berdnikov Igor Vladimirovich*
Year of birth: *1962*
Share in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares: *no fraction*

7. Full name: *Limited Liability Company "Surgutneftegasburenie"*
Abbreviated name: *LLC "Surgutneftegasburenie"*
Location: *Russian Federation, Tyumenskaya Oblast, Surgut*
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: *Majority interest in the charter capital*

The issuer's share in the charter capital of the subsidiary or dependent business association: *100%*

Share of the subsidiary (dependent business association) in the issuer's charter capital: *no share*

Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: *no fraction*

Association's basic activities: *Construction of oil/gas development and injection wells*

Association's significance for the issuer's activity: *Boosts the Company's construction potential*

Board of Directors: *Not formed in compliance with the constituent documents*

Collegial Executive body: *Not formed in compliance with the constituent documents*

Individual executive body of the organization:

Name: *Anisimov Konstantin Gennadyevich*
Year of birth: *1966*
Share in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares: *no fraction*

8. Full name: *Limited Liability Company "Oil Refining and Petrochemical Enterprises Design Institute"*
Abbreviated name: *LLC "Lengiproneftekhim"*
Location: *Russian Federation, Saint Petersburg, nab. Obvodnogo kanala, 94*
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: *Majority interest in the charter capital*

The issuer's share in the charter capital of the subsidiary or dependent business association: *100%*
Share of the subsidiary (dependent business association) in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: *no fraction*

Association's basic activities: *Structuring engineering, including process design of structures and facilities for fuel, raw material and primary processing industries*
Association's significance for the issuer's activity: *Developing projects for the enterprises of OJSC "Surgutneftegas" group*

Board of Directors: *Not formed in compliance with the constituent documents*

Collegial Executive body: *Not formed in compliance with the constituent documents*

Individual executive body of the organization:
Name: *Fomin Alexander Stepanovich*
Year of birth: *1941*
Share in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares: *no fraction*

9. Full name: *Limited Liability Company "KIRISHIAVTOSERVIS"*
Abbreviated name: *LLC "KIRISHIAVTOSERVIS"*
Location: *Russian Federation, 196084, Saint Petersburg, ul.Smolenskaya, 12-A*
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: *Majority interest in the charter capital*

The issuer's share in the charter capital of the subsidiary or dependent business association: *100%*
Share of the subsidiary (dependent business association) in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: *no fraction*

Association's basic activities: *Purchase, storage and sales of oil products*
Association's significance for the issuer's activity: *The Company's oil products*

marketing

Board of Directors: *Not formed in compliance with the constituent documents*

Collegial Executive body: *Not formed in compliance with the constituent documents*

Individual executive body of the organization:
Name: *Farbman Valeriy Evseevich*
Year of birth: *1945*
Share in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares: *no fraction*

10. Full name: *Open Joint Stock Company "Sovkhoz "Chervishevsky"*
Abbreviated name: *OJSC "Sovkhoz "Chervishevsky"*

Location: *Russian Federation, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo*
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: *Majority interest in the charter capital*

The issuer's share in the charter capital of the subsidiary or dependent business association: *94.9996%*

Fraction of the subsidiary or dependent business company's ordinary shares held by the issuer: *94.9996%*

Share of the subsidiary (dependent business association) in the issuer's charter capital: *no share*

Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: *no fraction*

Association's basic activities: *Grain and vegetables growing; dairy, flour, feed-concentrates, bakery products, pastry, pasta, sausage goods, fruit jam production; meat supply; cattle keeping; woodwork*

Association's significance for the issuer's activity: *Supplying the Company's employees with agricultural products*

Chairman of the Board of Directors of the organization:
Name: *Tatarchuk Valery Grigorievich*
Year of birth: *1953*
Share in the issuer's charter capital: *0.0068%*
Fraction of the issuer's ordinary shares: *0.0013%*

Members of the Board of Directors:
Name: *Anisimov Konstantin Gennadyevich*
Year of birth: *1966*
Share in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares: *no fraction*
Name: *Sidorov Sergei Nikolaevich*
Year of birth: *1973*
Share in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares: *no fraction*
Name: *Grigoryev Sergei Ivanovich*

Year of birth: *1956*
Share in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares: *no fraction*

Name: *Yudin Anatoly Ivanovich*
Year of birth: *1950*
Share in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares: *no fraction*

Collegial Executive body: *Not formed in compliance with the constituent documents*

Individual executive body of the organization:

Name: *Grigoryev Sergei Ivanovich*
Year of birth: *1956*
Share in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares: *no fraction*

11. Full name: *Limited Liability Company "Strakhovoye Obshchestvo "Surgutneftegas"*
Abbreviated name: *LLC "Strakhovoye Obshchestvo "Surgutneftegas"*
Location: *Russian Federation, 628415, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug - Yugra, Surgut, ul. Entuziastov, 52/1*
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: *Majority interest in the charter capital*

The issuer's share in the charter capital of the subsidiary or dependent business association: *99.97%*

Share of the subsidiary (dependent business association) in the issuer's charter capital: *no share*

Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: *no fraction*
Association's basic activities: *Providing various types of insurance*
Association's significance for the issuer's activity: *Insuring the Company's assets*

Board of Directors: *Not formed in compliance with the constituent documents*

Collegial Executive body: *Not formed in compliance with the constituent documents*

Individual executive body of the organization:
Name: *Uryupin Vyacheslav Alekseevich*
Year of birth: *1959*
Share in the issuer's charter capital: *0.0012%*
Fraction of the issuer's ordinary shares: *no fraction*

12. Full name: *Limited Liability Company "Production Association "Kirishinefteorgsintez"*
Abbreviated name: *LLC "KINEF"*
Location: *Russian Federation, Leningradskaya Oblast, Kirishi, shosse Entuziastov, 1*
Ground for acknowledging the association to be the issuer's subsidiary or dependent

business association: *Majority interest in the charter capital*

The issuer's share in the charter capital of the subsidiary or dependent business association: *99.9999%*

Share of the subsidiary (dependent business association) in the issuer's charter capital: *no share*

Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: *no fraction*

Association's basic activities: *Oilstock refining, manufacturing and marketing of oil products (automobile gasoline, diesel fuel and fuel oil, petroleum asphalt, aromatic hydrocarbons and other products of refining and petrochemistry)*

Association's significance for the issuer's activity: *Refining of oil supplied by the Company*

Board of Directors: *Not formed in compliance with the constituent documents*

Collegial Executive body: *Not formed in compliance with the constituent documents*

Individual executive body of the organization:
Name: *Somov Vadim Evseevich*
Year of birth: *1951*
Share in the issuer's charter capital: *0.0063%*
Fraction of the issuer's ordinary shares: *0.0075%*

13. Full name: *Limited Liability Company "Neft-Konsalting"*
Abbreviated name: *LLC "Neft-Konsalting"*

Location: *Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut*
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: *Majority interest in the charter capital*

The issuer's share in the charter capital of the subsidiary or dependent business association: *95%*

Share of the subsidiary (dependent business association) in the issuer's charter capital: *0.0086%*

Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: *0.0026%*

Association's basic activities: *Brokerage activity; dealer activity; administration of securities; securities trading consultation services*

Association's significance for the issuer's activity: *Developing the region's securities market infrastructure; profit earning*

Board of Directors: *Not formed in compliance with the constituent documents*

Collegial Executive body: *Not formed in compliance with the constituent documents*

Individual executive body of the organization:
Name: *Khasanov Ravil Rashitovich*
Year of birth: *1953*

Share in the issuer's charter capital: *0.0032%*
Fraction of the issuer's ordinary shares: *no fraction*

14. Full name: *Closed Joint Stock Company "Surgutneftegasbank"*
Abbreviated name: *CJSC "SNGB"*

Location: *628400, Khanty-Mansiysky Autonomous Okrug - Yugra, Surgut, ul. Kukuyevitskogo, 19*

Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: *Majority interest in the charter capital*

The issuer's share in the charter capital of the subsidiary or dependent business association: *96.55%*

Fraction of the subsidiary or dependent business company's ordinary shares held by the issuer: *97.29%*

Share of the subsidiary (dependent business association) in the issuer's charter capital: *no share*

Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: *no fraction*

Association's basic activities: *Banking*
Association's significance for the issuer's activity: *Settlement operations, cash payments and other banking activities for the enterprises of OJSC "Surgutneftegas" group*

Chairman of the Board of Directors of the organization:

Name: *Bogdanov Vladimir Leonidovich*
Year of birth: *1951*
Share in the issuer's charter capital: *0.3028%*
Fraction of the issuer's ordinary shares: *0.3673%*

Members of the Board of Directors:

Name: *Ashikhmin Vladimir Petrovich*
Year of birth: *1954*
Share in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares: *no fraction*

Name: *Barankov Vladislav Georgievich*
Year of birth: *1953*
Share in the issuer's charter capital: *0.0220%*
Fraction of the issuer's ordinary shares: *0.0261%*

Name: *Burtsev Gennady Alekseevich*
Year of birth: *1951*
Share in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares: *no fractrion*

Name: *Vazhenin Yury Ivanovich*
Year of birth: *1954*
Share in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares: *no fraction*

Name: *Fedorov Sergei Anatolyevich*

Year of birth: *1956*
Share in the issuer's charter capital: *0.0005%*
Fraction of the issuer's ordinary shares: *0.0001%*
Name: *Uryupin Vyacheslav Alekseevich*
Year of birth: *1959*
Share in the issuer's charter capital: *0.0012%*
Fraction of the issuer's ordinary shares: *no fraction*

Chairperson of the managing board of the organization:
Name: *Nepomnyashchikh Evgeniya Viktorovna*
Year of birth: *1946*
Share in the issuer's charter capital: *0.0025%*
Fraction of the issuer's ordinary shares: *0.0030%*

Members of the managing board of the organization:
Name: *Zinovyeva Galina Nikolaevna*
Year of birth: *1949*

Share in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares: *no fraction*
Name: *Korol Andrei Vitalyevich*
Year of birth: *1973*
Share in the issuer's charter capital: *0.0003%*
Fraction of the issuer's ordinary shares: *0.0003%*
Name: *Moiseev Alexander Vasilyevich*
Year of birth: *1952*
Share in the issuer's charter capital: *0.0014%*
Fraction of the issuer's ordinary shares: *0.0014%*
Name: *Pastukhova Galina Afanasyevna*
Year of birth: *1946*
Share in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares: *no fraction*
Name: *Pospelova Natalia Evgenyevna*
Year of birth: *1959*
Share in the issuer's charter capital: *0.0028%*
Fraction of the issuer's ordinary shares: *0.0033%*

15. Full name: *Limited Liability Company "Invest-Zashchita"*
Abbreviated name: *LLC "Invest-Zashchita"*
Location: *Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut*
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: *Majority interest in the charter capital*

The issuer's share in the charter capital of the subsidiary or dependent business association: *87.25%*
Share of the subsidiary (dependent business association) in the issuer's charter capital: *0.0912%*

Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: *no fraction*

Association's basic activities: *Brokerage activity; dealer activity; administration of securities; securities trading consultation services*
Association's significance for the issuer's activity: *Assistance in ensuring the rights of the Company's shareholders*

Board of Directors: *Not formed in compliance with the constituent documents*

Collegial Executive body: *Not formed in compliance with the constituent documents*

Individual executive body of the organization:

Name: *Eremenko Oleg Vladimirovich*
Year of birth: *1967*
Share in the issuer's charter capital: *0.0001%*
Fraction of the issuer's ordinary shares: *0.0000%*

16. Full name: *Open Joint Stock Company "Lennefteprodukt"*
Abbreviated name: *OJSC "Lennefteprodukt"*
Location: *Russian Federation, Saint Petersburg, Frunzensky District*
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: *Majority interest in the charter capital*
The issuer's share in the charter capital of the subsidiary or dependent business association: *87.19%*
Fraction of the subsidiary or dependent business company's ordinary shares held by the issuer: *83.8447%*
Share of the subsidiary (dependent business association) in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: *no fraction*

Association's basic activities: *Purchase, storage and sales of oil products*
Association's significance for the issuer's activity: *The Company's oil products marketing*

Chairman of the Board of Directors of the organization:
Name: *Nikiforov Vyacheslav Mikhailovich*
Year of birth: *1951*
Share in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares: *no fraction*

Members of the Board of Directors:
Name: *Voronin Georgiy Sergeevich*
Year of birth: *1960*
Share in the issuer's charter capital: *0.0027 %*
Fraction of the issuer's ordinary shares: *0.0028 %*
Name: *Istomov Viktor Borisovich*
Year of birth: *1948*
Share in the issuer's charter capital: *no share*

Fraction of the issuer's ordinary shares: *no fraction*

Name: *Sitkin Vladimir Nikolayevich*
Year of birth: *1961*
Share in the issuer's charter capital: *0.0004 %*
Fraction of the issuer's ordinary shares: *0.0001 %*

Name: *Bondarenko Sergey Afanasyevich*
Year of birth: *1968*
Share in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares: *no fraction*

Name: *Lunkov Yury Dmitriyevich*
Year of birth: *1954*
Share in the issuer's charter capital: *0.0002 %*
Fraction of the issuer's ordinary shares: *no fraction*

Name: *Filatov Alexander Arkadyevich*
Year of birth: *1950*
Share in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares: *no fraction*

Collegial Executive body: *Not formed in compliance with the constituent documents*

Individual executive body of the organization:
Name: *Filatov Alexander Arkadyevich*
Year of birth: *1950*
Share in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares: *no fraction*

17. Full name: *Limited Liability Company "Central Surgut Depositary"*
Abbreviated name: *LLC "Central Surgut Depositary"*
Location: *Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut*
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: *Majority interest in the charter capital*

The issuer's share in the charter capital of the subsidiary or dependent business association: *63.233%*

Share of the subsidiary (dependent business association) in the issuer's charter capital: *0.0378%*

Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: *0.0446%*

Association's basic activities: *Depositary activity*
Association's significance for the issuer's activity: *Developing the region's securities market infrastructure*

Board of Directors: *Not formed in compliance with the constituent documents*

Collegial Executive body: *Not formed in compliance with the constituent documents*

Individual executive body of the organization:
Name: **Sobakinskikh Valery Leonidovich**
Year of birth: **1975**
Share in the issuer's charter capital: **no share**
Fraction of the issuer's ordinary shares: **no fraction**

18. Full name: **Open Joint Stock Company "Surgutpolimer"**
Abbreviated name: **OJSC "Surgutpolimer"**
Location: **Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, SGPZ**
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: **Interest in the charter capital**

The issuer's share in the charter capital of the subsidiary or dependent business association: **30%**

Fraction of the subsidiary or dependent business company's ordinary shares held by the issuer: **30%**

Share of the subsidiary (dependent business association) in the issuer's charter capital: **no share**

Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: **no fraction**

Association's basic activities: **Being dissolved**
Association's significance for the issuer's activity: **Being dissolved**

Board of Directors: **Non existent. The profit-making organization is being dissolved**

Collegial Executive body: **Non existent. The profit-making organization is being dissolved**

Individual executive body of the organization: **Non existent. The profit-making organization is being dissolved**

19. Full name: **Limited Liability Company "Media-Invest"**
Abbreviated name: **LLC "Media-Invest"**
Location: **119847, Russia, Moscow, Zubovsky boulevard, 17, bld. 1**
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: **Interest in the charter capital**

The issuer's share in the charter capital of the subsidiary or dependent business association: **25%**

Share of the subsidiary (dependent business association) in the issuer's charter capital: **no share**

Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: **no fraction**

Association's basic activities: **Broadcasting, television and radio programmes production and broadcasting**
Association's significance for the issuer's activity: **Profit-earning**

Board of Directors: *Not formed in compliance with the constituent documents*

Collegial Executive body: *Not formed in compliance with the constituent documents*

Individual executive body of the organization:
Name: *Loginovskaya Lyudmila Aleksandrovna*
Year of birth: *1950*
Share in the issuer's charter capital: *0.0058%*
Fraction of the issuer's ordinary shares: *0.0070%*

3.6. Constitution, structure, and cost of the issuer's fixed assets; information on plans to purchase, replace, and dispose of fixed assets, as well as on all facts of encumbrance of the issuer's fixed assets.

3.6.1. Fixed assets

Preliminary (replacement) cost of fixed assets and accrued depreciation

Name of fixed assets group	Historical (replacement) cost RUR '000	Accumulated depreciation RUR '000
Reporting date: 31.12.2007		
Land and objects of environmental management	55,095	-
Buildings and structures	911,725,100	618,341,325
Machinery and equipment, transport vehicles	242,755,504	174,011,745
Perennial growing stock	25,968	354
Other types of fixed assets	2,451,654,	1,543,617
Total:	1,157,013,321	793,897,041

Name of fixed assets group	Historical (replacement) cost RUR '000	Accumulated depreciation RUR '000
Reporting date: 31.03.2008		
Land and objects of environmental management	55,526	-
Buildings and structures	941,853,830	642,345,397
Machinery and equipment, transport vehicles	258,120,617	186,423,481
Perennial growing stock	26,355	405
Other types of fixed assets	2,602,601,	1,658,833
Total:	1,202,658,929	830,428,116

The method of reappraisal of fixed assets: *straight-line depreciation method*

Results of the latest reappraisal of fixed assets

thousand RUR

No.	Name of fixed assets group	Full value prior to reappraisal	Residual (net of depreciation) value prior to reappraisal	Date of reappraisal	Full value after reappraisal	Residual (net of depreciation) value after reappraisal
1	Land and objects of environmental management	55,095	55,095	as of 01.01.2008	55,095	55,095
2	Buildings and structures	911,725,100	293,383,775		935,761,424	307,187,065
3	Machinery and equipment, transport vehicles	242,755,504	68,743,759		256,053,994	74,492,228
4	Perennial growing stock	25,968	25,614		25,968	25,614
5	Other types of fixed assets	2,451,654	908,037		2,564,846	954,553
	Total:	1,157,013,321	363,116,280		1,194,461,327	382,714,555

The method of reappraisal of fixed assets: *The reappraisal of fixed assets was based on the market value of the corresponding fixed assets.*

Data on plans to purchase, replace, and dispose of fixed assets, the value of which constitutes 10 and more per cent of the value of the company's fixed assets, and other fixed assets: *As of the last day of the reporting quarter, there are no plans to purchase, replace, and dispose of fixed assets, the value of which constitutes 10 and more per cent of the value of the company's fixed assets.*

Data on all facts of encumbrance of the Company's fixed assets: *There are no encumbered fixed assets.*

4. Information on the issuer's financial and economic activities.

4.1. Results of the issuer's financial and economic activities.

4.1.1. Profit and loss

The Company's profit and loss figures during the period under review were calculated as of the end date of the relevant reporting period.

Item	2003	2004	2005	2006	2007	1Q2008
Earnings, RUR '000	213,335,303	288,064,361	428,741,393	500,510,218	595,881,645	141,251,264
Gross profit, RUR '000	82,607,028	122,419,400	164,184,336	158,194,271	175,566,541	48,387,944

	77,371,1 97	65,859,1 01	114,479, 318	77,104,0 02	88,026,0 64	19,518,91 7
Net retained profit, RUR '000						
Return on equity, %	3.40	10.72	15.08	9.47	9.57	2.02
Return on assets, %	3.24	10.21	14.22	8.95	8.95	1.90
Net profit ratio, %	8.14	22.86	26.70	15.41	14.87	13.82
Profitability of products (sales), %	32.55	36.56	32.97	26.22	24.32	28.27
Turnover of capital	0.42	0.47	0.56	0.61	0.63	0.14
Uncovered loss as of the reporting date, RUR '000	0	0	0	0	0	0
Uncovered loss as of the reporting date to the balance sheet currency ratio	0	0	0	0	0	0

The figures demonstrating the Company's profitability level from 2003 to 2007 are high.

- sales proceeds for the last five years (net of VAT, excise duties and similar compulsory payments) grew 2.8 times. This was driven by the favorable market environment;

- the Company's business is profitable. Profitability of products (sales) is high. Profitability of products reduced to 24.32% due to higher production costs and tax payments.

- a 14.94% increase in net profit in 2007 against 2006 was due to higher selling prices for crude oil and petroleum products. This factor mitigated the negative effect of the weakening US dollar and higher costs.

The figures demonstrating the Company's profitability level in the first quarter of 2008 are high.

- revenues (net of VAT, excise duties and similar compulsory payments) and gross profit in 1Q2008 against 1Q2007 increased by 30.87% and 131.98%, respectively, due to higher selling prices for crude oil and petroleum products;

- the above factor also drove up profitability and cost efficiency figures.

4.1.2. Factors which caused a change in the issuer's proceeds from sale of goods, products, works and services as well as in the issuer's operating profit (loss).

The Company's proceeds from sale of products and operating profit in 2007 increased by 10.7% and 6.2%, respectively, compared to 2008, due to the following:

Factors that influenced changes in proceeds and profit from sale of products and the Company's core operations	Level of influence on	
	proceeds	profit
Higher quotations for crude oil and petroleum products	High	High
Higher cost of production	---	High
Stronger national currency	Low	Low

Higher export duties on crude oil and petroleum products	Low	Low
Decline in sales	Average	Average

The cost of goods (works, services) produced as part of the Company's core operations throughout 2007 went up by 12.7% against 2006 due to the following:

Factors that influenced changes in the cost of production being the Company's core operations	Level of influence on
Increase in average salary per employee and average number of employees	Average
Higher Mineral Extraction Tax rate	High
Higher transportation tariffs for crude oil and electric power	High
Higher costs for well workover and pipeline repair	Average
Rising inflation	High

Revenues from sale of the Company's products increased by 54.8% in the first quarter of 2008 compared to the first quarter of 2007 while operating profit grew 2.9 times due to the following:

Factors that bring about changes in proceeds and profit from sale of products and the Company's core operations	Level of influence on	
	proceeds	profit
Changes in volume of sales	Low	Low
Higher export duties on crude oil and petroleum products	Above average	Above average
Stronger national currency	Low	Low
Higher cost of production	---	Average
Higher quotations for crude oil and petroleum products	High	High

The cost of goods (works, services) produced as part of the Company's core operations in 1Q2008 went up by 29.3% against 1Q2007 due to the following:

Factors that influenced changes in the cost of production being the Company's core operations	Level of influence on
Increase in salary fund with social expenditures	Low

Higher Mineral Extraction Tax rate	High
Higher transportation tariffs for crude oil and electric power	Average
Higher costs for well workover and pipeline repair	Average
Rising inflation	Low

4.2. The issuer's liquidity position, capital and working assets adequacy

Figures demonstrating the Company's liquidity position in the period under review were calculated "as of the end date of the reporting quarter".

Item	2003	2004	2005	2006	2007	1Q2008
Own current assets, RUR '000	167,282,416	219,693,720	333,619,596	366,196,672	292,197,933	299,865,328
Index number of permanent asset	0.67	0.64	0.56	0.55	0.68	0.69
Current liquidity ratio	8.27	9.90	10.04	11.76	7.36	7.36
Quick liquidity ratio	7.57	9.21	9.48	10.70	6.46	6.60
Proprietary funds autonomy ratio	0.95	0.95	0.94	0.95	0.94	0.94

*Own current assets are calculated excluding accounts receivable (with payments expected later than 12 months from the reporting date)

In 2003-2007 the Company's own current assets increased to 74.67%. That was caused by high-margin activities and the need to accumulate financial resources required to implement investment projects.

The Company's own current assets and liquidity figures were lower at the end of 2007 than at the end of 2006, as well as at the end of 1Q2008 compared to the end of 1Q2007, because some of the Company's financial reserves were transferred to long-term financial investments as their deposit term increased to more than 12 months.

The fact that current and quick liquidity ratios were lower in 1Q2008 compared to 1Q2007 was mainly due to increase in short-term liabilities and decrease in total current assets.

The figures above show that the Company is enjoying a high level of financial solvency. The Company's funds are sufficient to fully meet all its obligations through its liquid assets. The Company is financially independent and has sufficient resources to implement its upgrade program and to acquire new assets at its own expense.

4.3. Size and structure of the issuer's capital and current assets.

Size and structure of the issuer's capital
thousand RUR

Item	2003	2004	2005	2006	2007	1Q2008
Charter capital (according to the Company's Charter)	43,427,993,	43,427,993,	43,427,993,	43,427,993,	43,427,993,	43,427,993,
Own shares bought back from shareholders	-	-	-	-	-	-
Reserve capital	6,514,198	6,514,198	6,514,198	6,514,198	6,514,198	6,514,198
Added capital	315,897,243	371,580,400	420,973,120	468,895,007	515,223,669	534,657,493
Directed financing and receipts	-	-	-	-	-	-
Retained profit	138,007,756	187,299,144	283,956,796	291,615,971	358,661,677	378,243,277
Total capital	503,847,190	608,821,735	754,872,107	810,453,169	923,827,537	962,842,961

Size and structure of the issuer's current assets
thousand RUR

Item	2003	2004	2005	2006	2007	1Q2008
Stock	14,458,817	16,009,588	17,930,834	35,550,311	41,803,32 2	35,076,114
VAT on acquired valuables	1,773,817	1,527,465	3,239,902	1,732,003	2,047,290	2,461,100
Accounts receivable	24,164,248	34,441,895	59,607,546	57,470,572	66,778,112	72,808,015
Short-term financial investments	36,399,460	57,904,121	109,274,152	181,422,257	134,077,182	191,768,522
Cash	635,465	1,733,954	1,293,475	9,118,837	11,507,533	17,191,009
Other current assets	115,859,279	140,575,749	189,964,503	130,299,451	101,719,455	47,007,687
Total current assets	193,291,086	252,192,772	381,310,412	415,593,431	357,932,894	366,312,447

The Company's current assets are financed by proprietary resources.
The Company has no plans to change its current assets financing policy.

4.3.2. The issuer's financial investments.

The Company had no financial investments constituting 10 and more per cent of its total financial investments.

The Company records its financial investments in accordance with PBU 19/02 "Financial Investments Recognition" enacted by Order No. 126n, dated December 10, 2002, of the Ministry of Finance of the Russian Federation.

4.3.3. The issuer's intangible assets.

thousand RUR

Intangible assets group name:	Historical (replacement) cost	Accumulated depreciation
Reporting date: *31.12.2007*		
Total	*540,418*	*344,689*

thousand RUR

Intangible assets group name:	Historical (replacement) cost	Accumulated depreciation
Reporting date: *31.03.2008*		
Total	*574,599*	*363,325*

There are neither intangible assets introduction into the Company's charter capital nor uncompensated receipts.

The Company records its intangible assets in accordance with PBU 14/2000 "Intangible Assets Recognition" enacted by Order No. 91n, dated October 16, 2000, of the Ministry of Finance of the Russian Federation.

4.4. Data on the issuer's philosophy and expenditures for scientific-and-technological development, advanced designs, research work, as well as in relation to licenses and patents.

OJSC "Surgutneftegas" research and development (R&D) activity.

In 1Q2008, the Company's R&D Institute "SurgutNIPIneft" carried out 79 research projects, while third-party contractors completed another 65 projects.The Company's costs in 1Q2008 for 144 projects totaled RUR 204.79 mn.

Introduction and testing of new equipment and technology. Import substitution program.

1. Introduction of new operating procedures, production methods and equipment

The 2008 plan to master new operating procedures, production methods and equipment includes 313 projects to introduce new equipment and technology. As many as 190 projects were carried out in 1Q2008.

2. New equipment and technology testing

Pilot projects to test new equipment and technology in 2008 include 46 projects. In 1Q2008, the Company started testing 20 models of new equipment and technology. Tests of two models were completed successfully.

3. Import substitution program

In order to replace imported equipment, spare parts, and consumables with their domestic equivalents in 2008 there are 696 items to be manufactured, which translates into savings of RUR 747.4 mn.In 1Q2008, 387 items were manufactured.Savings exceeded RUR 200 mn.

The Company's rationalization and invention activities and acquisition of patents

In 1Q2008, the Company executed and sent 1 application for a utility model to Rospatent's Federal Institute of Industrial Property.Together with the applications sent earlier, the Company obtained 5 documents of title: 1 official registration certificate for computer programs, 1 certificate for a database, and 3 patent decisions for utility models.

Currently, Rospatent s reviewing 8 applications, including 6 applications for inventions, 1 application for a utility model, and 1 application for official registration of computer programs.

One patent for an invention ceased to be effective.

Documents of title for R&D results, computer programs, databases, and subjects of industrial property received under the patent plan resulted in an increase in the cost of the Company's intangible assets by RUR 973.4 thousand in 1Q2008.Residual value of the Company's intangible assets totaled RUR 211.274 mn as of 31.03.2008.

Information on intellectual industrial property (inventions, utility models, industrial prototype, trademarks) of OJSC "Surgutneftegas" as of **31.03.2008**

N o.	Description of intellectual property	Document of exclusive rights (patent, certificate)	Priority (commencement of document of title)	Period of validity of document of title
1	2	3	4	5
1	Mast for well geophysical study	Certif. (PM) No.22499 dtd 10.04.2002	12.09.2001	By 12.09.2009
2	Drilling rig	Certif. (PM) No.24231 dtd 27.07.2002	05.10.2001	By 05.10.2009
3	Water-oil unit	Certif. (PM) 26072 dtd 10.11.2002	16.10.2001	By 16.10.2009
4	Trademark of TsBPO EPU (service mark)	Certif. (TZ) No.248903 dtd 16.06.2003	02.11.1999	By 02.11.2009
5	Wellhead locking mechanism of geophysical tool	Certif. (PM) No.25756 dtd 20.10.2002	04.04.2002	By 04.04.2010
6	Horizontal well study tool	Certif. (PM)	08.05.2002	By

		No.26326 dtd 27.11.2002		06.05.2010
7	Pumping rod repair kit	Certif. (PM) No.25858 dtd 27.10.2002	04.04.2002	By 04.04.2010
8	Cluster drilling and well development unit	Certif. (PM) No.25754 dtd 20.10.2002	04.10.2001	By 04.10.2009
9	Well filter	Patent (PM) No.31398 dtd 10.08.2003	04.04.2003	By 04.04.2008
10	Oil producing well design	Patent (PM) No.31399 dtd 10.08.2003	31.03.2003	By 31.03.2011
11	Road design	Certif. (PM) No.29936 dtd 10.06.2003	30.10.2002	By 30.10.2010
12	Drill mud without solid phase	Patent (I) No.2208033 dtd 10.07.2003	23.02.2001	By 23.02.2021
13	Geophysical study tool for drill wells	Patent (PM) No.30836 dtd 10.07.2003	19.12.2002	By 19.12.2010
14	Well stream stimulation method	Patent (I) No.2209948 dtd 10.08.2003	20.11.2000	By 20.11.2020
15	Back valve for wellhead equipment	Patent (PM) No.34200 dtd 27.11.2003	22.07.2003	By 22.07.2008
16	Drilling mud pump	Patent (PM) No.35850 dtd 10.02.2004	30.07.2003	By 30.07.2008
17	Method of liquidation of behind-the-casing flow of gas and water in oil producing wells	Patent (I) No.2212519 dtd 20.09.2003	24.07.2001	By 24.07.2021
18	Method of gas show isolation in oil wells at gas-oil fields	Patent (I) No.2212532 dtd 20.09.2003	24.07.2001	By 24.07.2021
19	System of water injection into injection wells of formation with different porosity	Certif. (PM) No.33602 dtd 27.10.2003	05.09.2002	By 05.09.2010
20	Method of geonavigation in horizontal wells	Patent (I) No.2230343 dtd 10.06.2004	14.08.2001	By 14.08.2021
21	Flowing sample collector PMG	Patent (I) No.2265123 dtd 27.11.2005	30.07.2003	By 30.07.2023

22	Method of maintaining formation pressure at oil fields	Patent (I) No.2241116 dtd 27.11.2004	05.09.2002	By 05.09.2022
23	Method of determination of chloroorganics mass concentration in oil	Patent (I) No.2243552 dtd 27.12.2004	10.09.2002	By 10.09.2022
24	SPM and foreign objects protection device for cutoff valve (KOC) GUIBERSON during well operation	Patent (PM) No.36998 dtd 10.04.2004	28.08.2003	By 28.08.2008
25	Method of determination of SPM mass concentration with scratch resistance over 5 in well production	Patent (I) No.2273020 dtd 27.03.2006	10.12.2003	By 10.12.2023
26	Automobile crane- handling unit	Patent (PM) No.38716 dtd 10.07.2004	10.12.2003	By 10.12.2008
27	Design of non-magnetic drill collar with 172 мм diameter (NUBT-172) after workover	Patent (PM) No.40667 dtd 20.09.2004	08.01.2004	By 08.01.2009
28	Receiving platform of derrick	Patent (PM) No.37760 dtd 10.05.2004	08.01.2004	By 08.01.2009
29	Device for holding centrifugal pump on liquid surface in tankage	Patent (PM) No.37520 dtd 27.04.2004	05.11.2003	By 05.11.2008
30	Design of securing seating for derrick man evacuation device at cluster rig	Patent (PM) No.36432 dtd 10.03.2004	06.10.2003	By 06.10.2008
31	Set of jacket and jump suit for oil-and-gas flow liquidators	Patent (PO) No.53523 dtd 16.11.2003	20.02.2002	By 01.03.2012
32	Development method of complex oil deposit with thin oil margin	Patent (I) No.2095552 dtd 10.11.1997	15.09.1995	By 15.09.2015
33	Horizontal well study tool	Patent (PM) No.41081 dtd 10.10.2004	05.03.2004	By 05.03.2009
34	Equipment for bottom-hole treatment	Patent (PM) No.40389 dtd 10.09.2004	12.04.2004	By 12.04.2009
35	Oil man outfit "Universal"	Patent (PO) No.59443 dtd 16.07.2006	27.07.2004	By 27.07.2014
36	BOP suspended manifold of modular-assembly rigs	Patent (PM) No.43585 dtd 27.01.2005	21.09.2004	By 21.09.2009
37	Multilateral well study tool	Patent (PM)	11.01.2005	By

		No.45776 dtd 27.05.2005		11.01.2010
38	Method of determining filtration parameters at complex reservoirs and multilayer objects	Patent (I) No.2290507 dtd 27.12.2006	11.01.2005	By 11.01.2025
39	Adjustment and calibration unit for borehole equipment of acoustic SBL	Patent (PM) No.49101 dtd 10.11.2005	23.03.2005	By 23.03.2010
40	Drilling mud without solid phase with better lubricity	Patent (I) No.2290426 dtd 27.12.2006	25.04.2005	By 25.04.2025
41	Drill bits for drilling liner technological mountings with interchangeable cutters	Patent (PM) No.49084 dtd 10.11.2005	01.06.2005	By 01.06.2010
42	Hydraulic device for press-fitting of cone into pumping unit crank arm	Patent (PM) No.54551 dtd 10.07.2006	24.08.2005	By 24.08.2010
43	Unscrewing device for oil-well tubing coupling	Patent (PM) No.51158 dtd 27.01.2006	24.08.2005	24.08.2010
44	TsNS -180 pump end seal	Patent (PM) No.54127 dtd 10.06.2006	24.08.2005	24.08.2010
45	Cleaning unit for drill-rods	Patent (PM) No.53594 dtd 27.05.2006	24.08.2005	24.08.2010
46	Oil producing well design	Patent (PM) No.54088 dtd 10.06.2006	01.12.2005	01.12.2010
47	Tubing-casing annulus packing device	Patent (I) No.2311525 dtd 27.11.2007	10.01.2006	10.01.2026
48	Hydraulic fracturing method	Patent (I) No.2311528 dtd 27.11.2007	10.01.2006	10.01.2026
49	Well cementing unit	Patent (PM) No.57800 dtd 27.10.2006	21.04.2006	21.04.2011
50	Hydraulic parker for collar cementing	Patent (PM) No.57797 dtd 27.10.2006	06.06.2006	06.06.2011
51	Injection well equipment	Patent (PM) No.57811 dtd 27.10.2006	13.06.2006	13.06.2011
52	Submersible module electric centrifugal pump (ESP) unit	Patent (PM) No.65586 dtd 10.08.2007	30.08.2006	30.08.2011
53	Protecting screen of a fire fighting	Patent (PM)	18.01.2007	18.01.2012

		No.65767 dtd 27.08.2007		
54	Automatic takeup drum shelter (UNKRT-2M)	Patent (PM) No.67643 dtd 27.10.2007	31.05.2007	31.05.2012
55	Well hydrocarbon meter	Patent (PM) No.66779 dtd 27.09.2007	04.05.2007	04.05.2012

There are no risk factors related to termination of these documents of title.

4.5 Oil industry trend analysis.

Over the last 5 years, the Russian fuel and power sector has been demonstrating high growth rate of hydrocarbon production, aggressive development of refining capacities, and expansion of transport infrastructure.

The key driving forces behind the industry's development are high global prices for crude oil, growing hydrocarbon demand, and enhanced crude export capabilities.

In 2003 – 2007, oil production in Russia increased by 16%, which made Russia the second largest oil supplier in the world. High growth rate of hydrocarbon production was driven mainly by aggressive development of existing fields by a variety of up-to-date oil recovery methods and development of new fields. However, crude output growth has been slowing down since 2005. The government introduced a number of tax incentives effective from the beginning of 2007 and concerning the Mineral Extraction tax for development of new fields in Eastern Siberia, mature fields, and fields producing high viscosity oil.

Over the last few years, oil companies have been investing more and more in field exploration: exploration drilling in Russia over the last 5 years grew by 31% to 871 thous. meters in 2007.

In 2007, domestic oil output increased by 2.3% against 2006 to more than 491 mn tons.

Gas production in Russia over the last 5 years went up by 5.3% to 653 bcm in 2007. Oil producers were the most active in this respect: they demonstrated a 45% growth in 2007 compared to 2003 while the share of oil companies in the total domestic gas production during this period increased from 7% to 9%. Associated petroleum gas utilization remains high on the industry's agenda.

On the refining side, in 2003 – 2007 the industry witnessed such trends as increased refining output and depth of oilstock conversion brought about by growing demand for petroleum products at the domestic market, more stringent requirements for petroleum products quality, and favorable price environment at the fuel market.

Over these five years, oilstock throughput at Russian refineries grew by 21.6% to 228.6 mn tons in 2007. Many refineries underwent modernization and renovation of production facilities; deeper oil conversion processes were

introduced. As a result, refineries are producing more and more top quality petroleum products such as high octane gasoline and low sulfur diesel.

The Company's performance is in line with the general trends in the industry. In 2003 – 2007, the Company increased crude output and gas production by 19% and 2%, respectively. Today, Surgutneftegas is the fourth largest company in terms of crude output and the second largest oil producer in terms of associated gas production in Russia.

The Company takes part in developing fields in new regions such as Eastern Siberia and Nenetsky Autonomous Okrug. On the oil refining side, Surgutneftegas is carrying out a project to construct a hydrocracking complex to increase oil conversion depth and improve quality of petroleum products. The gas sector boom is driven by associated petroleum gas processing and gas utilization as feedstock for power generation. In 2007, the Company processed almost 7 bcm of gas and generated 2.467 bn kWh of power.

4.5.1. Analysis of the factors influencing the Issuer's activity

In the first quarter of 2008, the Company's performance benefited from favorable price environment at crude oil and petroleum products markets and high demand for hydrocarbon stock. The world Brent price in the quarter under review exceeded 100$/bbl while the average Urals price increased by 8% compared to the previous quarter.

In the first quarter of 2008, the Company produced 15.392 mn tons of oil and 3.545 bcm of gas. Gas processing in the reporting quarter totaled 1.9 bcm, power generation, 633.4 mn kWh.

4.5.2. The Issuer's competitors

The main competitors of the Company in terms of production performance are the largest Russian oil producers such as LUKOIL, Rosneft, TNK-BP, Gasprom neft, Slavneft, and Tatneft.

The key competitive strengths of the Company in hydrocarbon production include sound resource base in Western and Eastern Siberia and availability of advanced equipment and technologies for oil production which make it possible to develop hard to recover deposits and ensure high oil recovery levels at the Company's fields.

The competitive advantage of the refining segment is assured by close proximity of the Company's refinery to the sea ports and the Company's marketing divisions which ensure efficient oil products supply.

The Company's competitive advantage in the gas sector is creation of the full production cycle to produce, utilize and process associated petroleum gas.

5. Detailed data on members of the issuer's management bodies, the issuer's agencies supervising its financial and business activities, and summary on its staff (employees).

5.1. Data on structure and terms of reference for the issuer's management bodies.

The general shareholders' meeting is the supreme management body of the Company.

The Board of Directors carries out the general management of the Company's activities and has the right to make decisions on any matters concerning the Company's activities except those, which the Company's Charter limits to the terms of reference for the general shareholders' meeting. The members of the Board of Directors in the number determined by a resolution of the Company's general shareholders' meeting are elected by the annual general shareholders' meeting in the order stipulated by the Company's Charter for a term lasting till the next annual general shareholders' meeting. The members of the Board of Directors can be re-elected an unlimited number of times.

Director General is the individual executive body of the Company and manages the Company's current activities in the order and within the terms of reference determined by the Company's Charter as well as in accordance with resolutions of the Board of Directors and the general shareholders' meeting. The Company's Board of Directors appoints Director General of the Company for a five-year period. At expiration of Director General's term of office, the Board of Directors can appoint this person for the same period an unlimited number of times.

Director General reports to the Board of Directors and the Company's general meeting of shareholders.

The powers of the Company's management bodies are determined by the Company's Charter.

The terms of reference for the Company's general shareholders' (participants') meeting, as determined by its Charter (constituent documents).

The terms of reference for the general shareholders' meeting include the following issues (the resolutions on these issues are adopted if shareholders who own more than 50% of the Company's voting shares and take part in the general shareholders' meeting have voted for it, except as otherwise provided by the Company's Charter):

1) to amend the Company's Charter or to approve the Company's Charter in a new wording excluding cases stipulated by the Federal Law "On Joint Stock Companies" and the Company's Charter;

2) to decrease the charter capital through reduction of par value of shares, acquisition of a portion of shares by the Company to reduce their total amount or to redeem partly paid-in shares and through redemption of shares acquired or bought back by the Company;

3) to approve the Company's annual reports and annual accounting statements, including profit and loss accounts (profit and loss statements) of the Company and its profit and loss distribution;

4) to adopt a resolution to pay annual dividends, to approve the dividend size and the form of its payment on shares of each category (type). Such

resolution is adopted on the Board of Directors' recommendation. The annual dividend size can not exceed the size recommended by the Board of Directors;

5) to elect members to the Company's Auditing Committee and to terminate their powers ahead of schedule, to approve the Company's Auditing Committee Provisions;

6) to adopt resolutions to restructure the Company;

7) to adopt resolutions to liquidate the Company, to appoint the liquidation commission and approve interim and final liquidation balance sheets;

8) to determine the number of members of the Company's Board of Directors, to elect members to the Board of Directors and terminate their powers ahead of schedule;

9) to determine the amount of declared shares, their par value, their category (type) and rights granted by these shares;

10) to approve the Company's auditor;

11) to determine the procedure of a general shareholders' meeting;

12) to establish the counting commission;

13) to determine the procedure following which the Company provides information (materials) subject to presentation to shareholders while preparing for a general shareholders' meeting, including choice of a press agency in case of publication;

14) share split and share consolidation;

15) to adopt resolutions on the Company's approval of interested party transactions in accordance with the Federal Law "On Joint Stock Companies";

16) to adopt resolutions on the Company's approval of major transactions in accordance with the Federal Law "On Joint Stock Companies", Article 79, Item 3.

17) to increase the Company's charter capital through placement of additional ordinary shares through public subscription if the quantity of the ordinary shares to be additionally placed exceeds 25% of the ordinary shares previously placed;

18) to increase the Company's charter capital through placement of additional shares through private subscription;

19) to place issue-grade securities convertible into shares through private subscription. To place through public subscription convertible issue-grade securities which can be converted into ordinary shares exceeding 25% of the ordinary shares previously placed;

20) to increase the Company's charter capital through increase in par value of shares;

21) to pass a resolution to participate in holding companies, financial and industrial groups, associations and other unions of business;

22) to approve internal documents governing the activities of the Company's bodies;

23) other issues provided for by the law of the Russian Federation currently in force.

issues within the terms of reference for the general shareholders' meeting cannot be delegated to the Board of Directors and Director General of the Company.

The terms of reference for the Company's Board of Directors (Supervisory Board), as determined by its Charter (constituent documents).

The terms of reference for the Board of Directors include the following issues:

1) to submit issues stipulated by the Company's Charter to a general shareholders' meeting for adopting a resolution;

2) to recommend the size of dividends to be paid to shareholders and the procedure for dividend payment;

3) to determine priority lines of the Company's activity;

4) to convene annual and extraordinary general shareholders' meetings of the Company;

5) to approve the agenda for general shareholders' meetings;

6) to determine the date for making up the list of persons having the right to participate in a general shareholders' meeting as well as the date, venue and time of a general shareholders' meeting, informing shareholders of holding a meeting, of the list of materials (information) to be presented to shareholders while preparing for a general shareholders' meeting, of the form and text of a ballot paper;

7) to preliminarily approve annual reports, balance sheets, profit and loss accounts of the Company;

8) to increase the Company's charter capital through placement by the Company of:

- additional ordinary shares through public subscription within the quantity and the category (type) of declared shares if the quantity of the ordinary shares to be placed additionally amounts to 25% or less of the ordinary shares placed earlier by the Company;

- additional preferred shares through public subscription;

- additional shares at the expense of the Company's property;

9) to approve reports on results of issues and purchases of the Company's shares by the Company;

10) to amend the Company's Charter after an increase in its charter capital resulting from an increase in the par value of shares;

11) to amend the Company's Charter after an increase in its charter capital resulting from the placement of additional shares;

12) placement by the Company of:

- bonds and other issue-grade securities convertible into shares if the mentioned bonds (other issue-grade securities) are placed through public subscription and can be converted into the Company's ordinary shares amounting to 25% or less of the ordinary shares placed earlier;

- bonds and other issue-grade securities if they are not convertible into the Company's shares under the subscription terms;

13) to determine the market value of the Company's property;

14) to purchase and buy back shares, bonds and other securities placed by the Company in cases stipulated by the Company's Charter;

15) to dispose of shares purchased and bought back by the Company and of shares which came to the disposal of the Company due to the fact that their buyers have not fulfilled their payment obligations;

16) to elect the Chairman of the Board of Directors and the Deputy Chairman of the Board of Directors out of the members of the Board of Directors;

17) to appoint the Director General of the Company, to determine the size of bonuses and compensations paid to him;

18) to recommend the size of bonuses and compensations paid to the members of the Company's Auditing Committee and to determine the amount of auditor's service payment;

19) to determine ways of application of the Company's reserve, purpose-oriented and other funds;

20) to approve the Company's internal documents excluding those internal documents which, in conformity with the Federal Law "On Joint Stock Companies", are to be approved by a General shareholders' meeting, and other internal documents of the Company which, according to the Company's Charter, are to be approved by the Director General;

21) to establish branches and to open representative offices of the Company;

22) to amend the Company's Charter because of newly established branches and representative offices and their liquidation;

23) to adopt resolutions on the Company's approval of major transactions in accordance with the Federal Law "On Joint Stock Companies";

24) to adopt resolutions on the Company's approval of interested party transactions in accordance with the Federal Law "On Joint Stock Companies";

26) to approve the Company's registrar, to approve and to cancel an agreement with the Company's registrar;

27) other issues, as provided by the law of the Russian Federation.

The terms of reference for the individual and collegial executive bodies of the Company, as provided by its Charter (constituent documents).

The terms of reference for Director General of the Company include the following:

1) to implement resolutions of a general shareholders' meeting and the Company's Board of Directors;

2) to issue orders, instructions, decrees, directions and other acts concerning the Company's activities, which all the Company's employees are required to follow;

3) to take all necessary actions to exercise legal powers to possess, use and dispose of the Company's property, including conclusion of contracts on acquisition and alienation of the Company's property, loan, credit, and other

agreements on behalf of the Company and in accordance with the law of the Russian Federation currently in force and the present Charter;

4) to act on behalf of the Company in relations with any Russian or foreign legal and natural persons, to sign contracts and agreements in the Russian Federation and abroad, to carry out other transactions on behalf of the Company including signing contracts on acquisition of property accounting for up to 25% of the book value of the Company's assets as per the Company's accounting statements as of the last reporting date, to employ the Company's reserve, purpose-oriented and other funds in compliance with the directions of the Company's Board of Directors, to give letters of attorney to carry out transactions, to open settlement accounts and other accounts with banks and other organizations and institutions;

5) to deal with issues concerning investments in the development of enterprises and organizations;

6) to approve and change the Company's structure, to establish and abolish the Company's structural units, to approve the provisions on the Company's structural units;

7) to approve the manning table, office expenses estimates, amount and type of compensation for the Company's employees as well as Internal Labor Regulations and job descriptions for all categories of the Company's employees;

8) to employ, appoint, dismiss, and discharge the Company's employees, heads of structural units, to determine their salaries and bonuses as well as incentives for and sanctions against them, to pass resolutions on their material responsibility, to sign employment agreements (contracts) with employees on behalf of the Company;

9) to take decisions on the social development of the Company and its subsidiaries;

10) on behalf of the Company, to pass resolutions to raise claims and take legal actions against legal and natural persons both in the Russian Federation and abroad, as determined by the legislation.

The Director General of the Company also has the right to pass resolutions on management of any current activities of the Company and its subsidiaries, which do not pertain to the terms of reference for the general shareholders' meeting and the Company's Board of Directors. The Director General passes resolutions on issues within his/her terms of reference independently.

For a period of his/her absence and under any other circumstances, the Director General has the right to appoint any of the Company's officials as an acting Director General.

5.2. Members of the issuer's management bodies.

Board of Directors.
Chairman:

Name: *Erokhin Vladimir Petrovich*

Year of birth: *1949*

Education: *Higher professional education*

Positions within last 5 years:

Period: *2003 – November 2007*

Company: *Open Joint Stock Company "Surgutneftegas"*

Position: *Deputy Director General – Head of Drilling Division*

Period: *November 2007 – present*

Company: *none*

Position: *no positions*

Share in the issuer's charter capital: *0.0104%*

Fraction of the issuer's ordinary shares: *0.0126%*

Shares in the issuer's subsidiaries/dependent business companies: *no shares*

Nature of kinship (if any): *none.*

Members of the Board of Directors:

Name: *Ananiev Sergei Alekseevich*

Year of birth: *1959*

Education: *Higher professional education*

Positions within last 5 years:

Period: *2003 – present*

Company: *Open Joint Stock Company "Surgutneftegas"*

Position: *Head of oil and gas production division "Fedorovskneft"*

Share in the issuer's charter capital: *0.0048%*

Fraction of the issuer's ordinary shares: *0.0054%*

Shares in the issuer's subsidiaries/dependent business companies: *no shares*

Nature of kinship (if any): *none.*

Name: *Bogdanov Vladimir Leonidovich*

Year of birth: *1951*

Education: *Higher professional education, Doctor of Economics*

Positions within last 5 years:

Period: *2003 – present*

Company: *Open Joint Stock Company "Surgutneftegas"*

Position: *Director General*

Period: *2003 – October 2003*

Company: *Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"*

Position: *President*

Period: *2003 – March 2004*

Company: *Non-State Pension Fund "Surgutneftegas"*

Position: *President of the Fund*

Share in the issuer's charter capital: *0.3028%*

Fraction of the issuer's ordinary shares: *0.3673%*

Shares in the issuer's subsidiaries/dependent business companies: *no shares*

Nature of kinship (if any): *none.*

Name: **Bulanov Alexander Nikolaevich**
Year of birth: **1959**
Education: **Higher professional education**

Positions within last 5 years:
Period: **2003 – present**
Company: **Open Joint Stock Company "Surgutneftegas"**
Position: **Head of oil and gas production division "Surgutneft"**

Share in the issuer's charter capital: **0.0005%**
Fraction of the issuer's ordinary shares: **0.0002 %**
Shares in the issuer's subsidiaries/dependent business companies: **no shares**

Nature of kinship (if any): **none.**

Name: **Gorbunov Igor Nikolaevich**
Year of birth: **1967**
Education: **Higher professional education**

Positions within last 5 years:

Period: **2003 – present**
Company: **Open Joint Stock Company "Surgutneftegas"**
Position: **Head of oil and gas production division "Bystrinskneft"**

Share in the issuer's charter capital: **no share**
Fraction of the issuer's ordinary shares: **no fraction**
Shares in the issuer's subsidiaries/dependent business companies: **no shares**

Nature of kinship (if any): **none.**

Name: **Druchinin Vladislav Egorovich**
Year of birth: **1943**
Education: **Higher professional education**

Positions within last 5 years:
Period: **2003 – January 2004**
Company: **Open Joint Stock Company "Surgutneftegas"**
Position: **Deputy Director General on Foreign Economic Relations – Head of Foreign Economic Relations Division**

Period: **January 2004 – present**
Company: **none**
Position: **no positions**

Share in the issuer's charter capital: **0.0286%**
Fraction of the issuer's ordinary shares: **0.0259%**
Shares in the issuer's subsidiaries/dependent business companies: **no shares**

Nature of kinship (if any): **none.**

Name: **Zakharchenko Nikolai Petrovich**
Year of birth: **1934**
Education: **Higher professional education**

Positions within last 5 years:

Period: **2003 – present**
Company: **none**
Position: **no positions**

Share in the issuer's charter capital: **0.0101%**
Fraction of the issuer's ordinary shares: **0.0116%**
Shares in the issuer's subsidiaries/dependent business companies: **no shares**

Nature of kinship (if any): **none.**

Name: **Matveev Nikolai Ivanovich**
Year of birth: **1942**
Education: **Higher professional education**

Positions within last 5 years:
Period: **2003 – present**
Company: **Open Joint Stock Company "Surgutneftegas"**
Position: **Chief Engineer – First Deputy Director General**

Share in the issuer's charter capital: **0.0105%**
Fraction of the issuer's ordinary shares: **0.0122%**
Shares in the issuer's subsidiaries/dependent business companies: **no shares**

Nature of kinship (if any): **none.**

Name: **Rezyapov Alexander Filippovich**
Year of birth: **1952**
Education: **Higher professional education**

Positions within last 5 years:
Period: **2003 – present**
Company: **Open Joint Stock Company "Surgutneftegas"**
Position: **Deputy Director General on Capital Construction**

Share in the issuer's charter capital: **0.0210%**
Fraction of the issuer's ordinary shares: **0.0240%**
Shares in the issuer's subsidiaries/dependent business companies: **no shares**

Nature of kinship (if any): **none.**

Executive body:

Individual executive body:
Name: **Bogdanov Vladimir Leonidovich**
Year of birth: **1951**
Education: **Higher professional education, Doctor of Economics**
Positions within last 5 years:
Period: **2003 – present**
Company: **Open Joint Stock Company "Surgutneftegas"**
Position: **Director General**

Period: **2003 – October 2003**
Company: **Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"**
Position: **President**

Company: *Non-State Pension Fund "Surgutneftegas"*
Position: *President of the Fund*

Share in the issuer's charter capital: *0.3028%*
Fraction of the issuer's ordinary shares: *0.3673%*
Shares in the issuer's subsidiaries/dependent business companies: *no shares*
Nature of kinship (if any): *none.*

5.3. Remuneration, incentives and/or compensation for expenses for each management body of the issuer.

Remuneration paid to the members of the Company's Board of Directors for 2007 (RUR): *17,017,760*

Total (RUR): *20,017,760*

Remunerations are paid to the members of the Company's Board of Directors in accordance with the Company's Charter.

5.4. Structure and terms of reference for the agencies supervising the issuer's financial and business activities.

The Company's Auditing Committee is established to supervise the Company's financial and business activities. The Company's Auditing Committee consists of three members elected by a general shareholders' meeting out of shareholders or their proxies. Shares owned by members of the Board of Directors and the Company's Director General cannot vote to elect members of the Auditing Committee. The Auditing Committee passes resolutions either at its meetings or through polls by a majority of its members' votes, in the order established in the Statute on Auditing Committee. A member of the Auditing Committee cannot be a member of the Board of Directors; neither can she/he hold a post of the Company's Director General.

Once a financial year is over, the Auditing Committee conducts an annual audit (inspection) of the Company's activities. An unscheduled audit (inspection) is conducted by the Committee at any time on its own initiative, in compliance with the resolution adopted by a general shareholders' meeting, at a shareholder's (shareholders') request in writing, provided the shareholder (shareholders) own(s) an aggregate of at least 10% of the Company's voting shares, or in accordance with the resolution passed by the Board of Directors. As requested by the Auditing Committee, the Company's officers must timely provide the Auditing Committee with all necessary information and documents on the Company's financial and business activities. Based on its findings, the Auditing Committee prepares a report.

The Auditing Committee is entitled to require an extraordinary general shareholders' meeting to be convened, following the procedure stipulated by the Company's Charter.

To have annual financial statements audited and confirmed, the Company annually hires a professional auditor who does not share any property interests with the Company or with its shareholders.

The Company's auditor is approved by a general shareholders' meeting. The auditor's service payment is determined by the Company's Board of Directors.

An audit of the Company's activities must be conducted at any time at a shareholder's (shareholders') request in writing, provided the shareholder (shareholders) own(s) an aggregate of at least 10% of the Company's placed shares.

5.5. Members of the agencies supervising the issuer's financial and business activities.

Members:
Name: *Tatiana Nikolaevna ZHUCHKO*
Year of birth: *1952*
Education: *Secondary professional education*

Positions within last 5 years:
Period: *2003 – present*
Company: *Open Joint Stock Company "Surgutneftegas"*
Position: *Senior Auditor, Auditing Department*

Share in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares: *no fraction*
Shares in the issuer's subsidiaries/dependent business companies: *no shares*
Nature of kinship (if any): *none.*

Name: *Valentina Panteleevna KOMAROVA*
Year of birth: *1948*
Education: *Higher professional education*
Positions within last 5 years:
Period: *2003 – present*
Company: *Open Joint Stock Company "Surgutneftegas"*
Position: *First Deputy Head of Finance Division*
Share in the issuer's charter capital: *0.0009%*
Fraction of the issuer's ordinary shares: *0.0006%*
Shares in the issuer's subsidiaries/dependent business companies: *no shares*
Nature of kinship (if any): *none.*

Name: *Tamara Fedorovna OLEYNIK*
Year of birth: *1947*
Education: *Secondary professional education*
Positions within last 5 years:
Period: *2003 – present*
Company: *Closed Joint Stock Company "Surgutneftegasbank"*
Position: *Legal Entities Crediting Division Head*
Share in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares: *no fraction*

Shares in the issuer's subsidiaries/dependent business companies: *no shares*
Nature of kinship (if any): *none.*

5.6. Remuneration, incentives and/or compensations for expenses for the agency supervising the issuer's financial and business activity.

Remuneration paid to the members of the Company's Auditing Committee for 2007 (RUR): *no remuneration was paid*

Total (RUR): *no remuneration was paid*

5.7. Number of the issuer's employees (workers); their education, categories, and changes in their number.

Average number of employees (workers) of the Company and the amount of allocations for wages and social security

Item	2007	1Q2008
Average number of employees, people	*90,996*	*92,093*
Employees who have higher professional education, %	*20.50*	*20.50*
Funds appropriated for remuneration of labor, thousand RUR	*59,332,00 8*	*12,542,9 72*
Funds appropriated for social security, thousand RUR	*1,134,499*	*115,421*
Total funds spent, thousand RUR	*60,466,50 7*	*12,658,3 93*

The employees (workers) of the Company formed a trade union body.

5.8. Obligations of the issuer to its employees (workers) relating to their possible participation in the issuer's charter (reserve) capital (co-op share fund).

No such obligations

6. The issuer's participants (shareholders) and interested party transactions conducted by the issuer.

6.1. Total number of the issuer's shareholders (participants).

Total number of shareholders (participants): *37,910*

Total number of nominee shareholders: *23*

6.2. The issuer's participants (shareholders) holding at least 5% of its charter (reserve) capital (co-op share fund) or at least 5% of its ordinary shares; participants (shareholders) of such entities who hold at least 20% of their charter (reserve) capital (co-op share fund) or at least 20% of their ordinary shares.

Shareholders (participants) holding at least 5% of the issuer's charter capital or at least 5% of its ordinary shares:

Full corporate name: *"ING BANK (EVRAZIYA) CJSC" (Closed Joint Stock Company)*

Abbreviated corporate name: *"ING BANK"*

Location: *127473, Moscow, ul. Krasnoproletarskaya, 36*

Category of registered entity: *nominee holder*

Tel.: *(495) 755-54-00*

Fax: *(495) 755-54-99*

E-mail: -

License number of securities market professional participant: *177-03728-000100*

Date of issue: *07.12.2000*

Date of expiry: *unlimited*

Issuing authority: *Federal Commission for the Securities Market*

Number of the issuer's ordinary shares registered in the name of the said nominee holder in the shareholder register: *2,327,577,279*

Name: *Non-Profit Partnership "National Depositary Center"*

Location: *Moscow, Sredny Kislovsky per., 1/13, bld. 4*

Category of registered entity: *nominee holder*

Tel.: *(495) 232-05-20*

Fax: *(495) 956-09-38*

E-mail: *shlyppo@ndc.ru*

License number of securities market professional participant: *177-03431-001000*

Date of issue: *04.12.2000*

Date of expiry: *unlimited*

Issuing authority: *Federal Commission for the Securities Market*

Number of the issuer's ordinary shares registered in the name of the said nominee holder in the shareholder register: *1,215,179,686*

6.3. Share of the state or a municipal formation in the issuer's charter (reserve) capital (co-op share fund); special rights ("golden share").

Share of the issuer's charter capital held by the state (federal authorities, constituent territories of the RF) or municipal authorities: *none.*

Special right of the RF, the constituent territories of the RF, or municipalities to participate in the administration of the issuer ("golden share"): *none.*

6.4. Restrictions on participation in the issuer's charter (reserve) capital (co-op share fund).

No restrictions

6.5. Changes in the list and the participation of the issuer's shareholders

(participants) holding at least 5% of the issuer's charter (reserve) capital (co-op share fund) or at least 5% of the issuer's ordinary shares.

No.	Record date	Full name	Abbreviated name	Share in charter capital, %	Share of ordinary stock, %
1	31.01.2003	Non-State Pension Fund "Surgutneftegas"	NPF "Surgutneftegas"	10.52	12.52
2	31.01.2003	THE BANK OF NEW YORK INTERNATIONAL NOMINEES		21.21	16.72
3	2.02.2004	THE BANK OF NEW YORK INTERNATIONAL NOMINEES		14.88	8.09
4	25.03.2005	THE BANK OF NEW YORK INTERNATIONAL NOMINEES		15.07	8.09
5	20.03.2006	THE BANK OF NEW YORK INTERNATIONAL NOMINEES		15.67	8.69
6	17.03.2007	THE BANK OF NEW YORK INTERNATIONAL NOMINEES		13.76	7.26
7	14.03.2008	THE BANK OF NEW YORK INTERNATIONAL NOMINEES		11.60	6.24

6.6. Interested party transactions conducted by the issuer.
No such transactions

6.7. Accounts receivable.
Accounts receivable as of 31.12.2007

thousand RUR

Type of accounts receivable	Due date	
	up to 1 year	over 1 year
Accounts receivable from buyers and customers	54,467,713	9,205
- including those overdue	116	X
Notes receivable	-	-
- including those overdue	-	X
Participants' (incorporators') arrears of charter capital contributions	-	-
- including those overdue	-	X
Advances issued	5,139,975	-
- including those overdue		X
Other accounts receivable	5,196,647	1,964,572

- including those overdue	-	X
Total	**64,804,335**	**1,973,777**
including those overdue	**116**	**X**

Accounts receivable as of 31.03.2008

thousand RUR

Type of accounts receivable	Due date	
	up to 1 year	over 1 year
Accounts receivable from buyers and customers	**59,676,555**	**9,205**
- including those overdue	4,980	X
Notes receivable	-	-
- including those overdue	-	X
Participants' (incorporators') arrears of charter capital contributions	-	-
- including those overdue	-	X
Advances issued	3,359,898	-
- including those overdue	-	X
Other accounts receivable	7,810,453	1,951,904
- including those overdue	-	X
Total	**70,846,906**	**1,961,109**
including those overdue	**4,980**	**X**

There were no debtors accounting for at least 10 per cent of the total accounts receivable in 2007 and in the first quarter of 2008.

7. The issuer's accounting statements and other financial information.

7.1. The issuer's annual accounting statements.

See APPENDIX 1

7.2. The issuer's quarterly accounting statements for the latest reporting quarter ended.

See APPENDIX 2

7.3. The issuer's consolidated accounting statements for the latest financial year ended.

Not subject to presentation in the reporting quarter

7.4. Data on the issuer's accounting policies.

See APPENDIX 3

7.5. Data on total export and share of export in total sales.

Item	Unit	2005	2006	2007	1 Q 2008
(Net) revenue from sales of goods,	*thousa*	*428 741*	*500 510*	*595 881*	*141 251*

products, works and services (less VAT, excise duties and similar obligatory payments)	nd RUR	393	218	645	264
including: export earnings	thousa nd RUR	303 913 489	339 930 970	389 587 187	110 213 394
Share of export earnings in revenues from ordinary activities	%	70,9	67,9	65,4	78,0

7.6. Value of the issuer's real property and substantial changes in the issuer's real property after the end date of the latest financial year ended.

Value of the issuer's real property As of 31.12.2007

Item	Historical (replacement) cost	Accumulated depreciation
Real property	911 806 163	618 341 679

Value of the issuer's real property As of 31.03.2008

Item	Historical (replacement) cost	Accumulated depreciation
Real property	941 935 711	642 345 802

Data on substantial changes in the issuer's real property during 12 months prior to the end date of the reporting quarter.

No such changes

Data on any procurement and retirement for any reason of Issuer's movable assets with balance cost exceeding 5% of the Issuer's assets balance cost during the reporting quarter.

No such changes

Data on any substantial changes in movable assets of the Issuer during the reporting quarter.

No such changes

7.7. The issuer's participation in litigations in case such participation may substantially affect financial and business activities of the issuer.

In three years preceding the end date of the reporting quarter, OJSC "Surgutneftegas" had no such litigations which could have substantially affected its activities.

8. Further information on the issuer and issue-grade securities placed by the issuer.

8.1. Further information on the issuer.
8.1.1. Amount and structure of the issuer's charter (reserve) capital (co-op share fund).

Amount of the issuer's charter capital (RUR): **43 427 992 940**

Breakdown of the charter capital by categories of shares:
Ordinary shares:
  number (shares): **35 725 994 705**
  total nominal value (RUR): **35 725 994 705**
  share in the charter capital: **82,265 %**
Preferred shares:
  number (shares): **7 701 998 235**
  total nominal value (RUR): **7 701 998 235**
  share in the charter capital: **17,735 %**

The issuer's ADR programs.
American Depositary Receipts (ADR) issued for Surgutneftegas ordinary shares are traded on: «Frankfurter WertpapierBoerse»; «Berliner Wertpapierborse»; «Baden-Wurttemberg Wertpapier»; «Bayerische Borse»; «NASD OTC BULLETIN Board»; «London Stock Exchange». American Depository Receipts issued for OJSC "Surgutneftegas" preferred shares are traded at "Berliner Wertpapierborse", "Baden-Wurttemberg Wertpapier", "Bayerische Borse", and "NASD OTC BULLETIN Board".

Information on the program of ADR representing the Company's ordinary registered shares, as of 3/31/2008:

Ordinary registered shares traded outside the Russian Federation in the total number of ordinary registered shares: 6,24%

Program starting date: December 30, 1996.

Program participants:
1. issuer: *OJSC "Surgutneftegas";*
2. depositary bank:
- name: ***The Bank of New York;***
- location: ***101 Barclay Street, New York, NY 10286***
3. owners and beneficiary parties:

Program conditions sine qua non: Program type – sponsored, Level I. Each American Depositary Share represents 50 ordinary registered shares of the Company.

Information on the program of ADR representing the Company's preferred registered shares, as of 31.03.2008:

Preferred registered shares traded outside the Russian Federation in the total number of preferred registered shares: 35,95%

Program starting date: March 1998.

Program participants:
1. issuer: *OJSC "Surgutneftegas";*
2. depositary bank:
- name: ***The Bank of New York;***
- location: ***101 Barclay Street, New York, NY 10286***

3. owners and beneficiary parties.

Program conditions sine qua non: Program type – sponsored, Level I. Each American Depositary Share represents 100 preferred registered shares of the Company.

8.1.2. Changes in the size of the issuer's charter capital.

There have been no changes in the size of the Issuer's charter capital within the past 5 fiscal years preceding the end date of the reporting quarter and in the reporting quarter.

8.1.3. Formation and appropriation of the reserve fund and other funds of the issuer.

The Reserve Fund was established in accordance with the legislation of the RF and the Company's constituent documents. Being equivalent to not less than 15% of the Company's charter capital, the Company's Reserve Fund is formed through compulsory annual deductions amounting to not less than 5% of the Company's net profit until the said amount is accumulated.

Accumulation and appropriation of OJSC "Surgutneftegas'" special funds in 2003

RUR '000

Fund Name	Established in 2003	Appropriated in 2003	Purpose of appropriation	As of December 31, 2003	
				Fund size in money terms	Fund size as percentage of the Company's charter capital, %
Reserve capital	0	0		6,514,198	15.00

Accumulation and appropriation of OJSC "Surgutneftegas'" special funds in 2004

RUR '000

Fund Name	Established in 2004	Appropriated in 2004	Purpose of appropriation	As of December 31, 2004	
				Fund size in money terms	Fund size as percentage of the Company's charter capital, %
Reserve capital	0	0		6,514,198	15.00

Accumulation and appropriation of OJSC "Surgutneftegas'" special funds in 2005

RUR '000

Fund Name	Established in 2005	Appropriated in 2005	Purpose of appropriation	As of December 31, 2005	
				Fund size in	Fund size as percentage

				money terms	of the Company's charter capital, %
Reserve capital	0	0		6,514,198	15.00

Accumulation and appropriation of OJSC "Surgutneftegas'" special funds in 2006

RUR '000

Fund Name	Establish ed in 2006	Appropria ted in 2006	Purpose of appropriatio n	As of December 31, 2006	
				Fund size in money terms	Fund size as percentage of the Company's charter capital, %
Reserve capital	0	0		6,514,198	15.00

Accumulation and appropriation of OJSC "Surgutneftegas'" special funds in 2007

RUR '000

Fund Name	Establish ed in 2007	Appropria ted in 2007	Purpose of appropriatio n	As of March 31, 2007	
				Fund size in money terms	Fund size as percentage of the Company's charter capital, %
Reserve capital	0	0		6,514,198	15.00

Accumulation and appropriation of OJSC "Surgutneftegas'" special funds in 1Q2008

RUR '000

Fund Name	Establish ed in 1Q2008	Appropria ted in 1Q2008	Purpose of appropriatio n	As of March 31, 2008	
				Fund size in money terms	Fund size as percentage of the Company's charter capital, %
Reserve capital	0	0		6,514,198	15.00

8.1.4. Convening and holding a meeting (session) of the issuer's supreme management body.

A general shareholders' meeting is the supreme management body of the

Company.

A notice of a general shareholders' meeting is given within the period stipulated by the Federal Law "On Joint Stock Companies" but at least 30 days before such meeting is held.

A notice of a general shareholders' meeting shall include:

the full corporate name and location of the Company;

the form of a general shareholders' meeting (a meeting or absent voting);

the date, venue and time of a general shareholders' meeting, as well as the mailing address to send filled out ballot papers to the Company; the deadline for ballot papers and mailing address to send filled out ballot papers to, in case a general shareholders' meeting is held through absent voting;

the date of compiling the list of persons entitled to participate in a general shareholders' meeting;

agenda of a general shareholders' meeting;

procedure of familiarization with the information (materials) subject to presentation to shareholders while preparing for a general shareholders' meeting, and address(es) where this information is available.

The notice of a general meeting to be held in the form of a meeting shall additionally state the registration time for participants of such general meeting.

Information on a general shareholders' meeting is published in the newspaper "Neft Priobya". The agenda of a general shareholders' meeting cannot be changed after the information has been published. A general shareholders' meeting is not entitled to adopt resolutions on issues not included in the agenda, neither is it entitled to alter the agenda.

General shareholders' meetings can be annual and extraordinary.

Annual general shareholders' meetings are convened by the Company's Board of Directors annually, not earlier than two months after and not later than six months after the end of the financial year and in the order provided for by the Company's Charter.

General shareholders' meetings other than annual general shareholders' meetings are extraordinary meetings. Extraordinary general shareholders' meetings can be convened by the Company's Board of Directors either on its own initiative or at the written request of the Auditing Committee, the Company's Auditor, or a shareholder (shareholders) holding an aggregate of at least 10% of the Company's voting shares as of the date such request is submitted. The request shall state the issues to be included in the agenda of a meeting. It shall be signed by the person (persons) demanding that an extraordinary general shareholders' meeting be convened.

Shareholders (a shareholder) of the Company holding an aggregate of at least 2% of the Company's voting shares are entitled to introduce issues to the agenda of an annual general shareholders' meeting and to nominate candidates for the Company's Board of Directors and Auditing Committee, provided that the number of candidates does not exceed the number of members of the above mentioned bodies, not later than 30 days after the end of the Company's financial year.

Issues are included in the agenda of a general shareholders' meeting in writing; each shall state the name(s) of the shareholder(s) proposing the issue,

the number and category (type) of shares he/she holds. Nomination of candidates for the Company's Board of Directors and Auditing Committee (including self-nomination) shall be made in writing and shall state the name of the candidate (if the candidate is a shareholder of the Company), the number and category (type) of shares he/she holds, the name(s) of the shareholder(s) nominating the candidate, and the number and category (type) of shares he/she/they hold(s).

The Company's Board of Directors is obliged to consider submitted proposals and pass a resolution on whether or not to include them in the agenda of an annual general shareholders' meeting not later than 5 days after the deadline for proposals concerning the agenda and for nomination of candidates. The Board of Directors' reasoned resolution not to include any issue into the agenda or not to include any candidate in the list of candidates is to be sent to the shareholder (shareholders) who proposed that issue or nomination not later than 3 days after such decision was made.

The Company's Board of Directors determines the date, venue and time of a general shareholders' meeting, its agenda and procedure, the date of compiling the list of persons entitled to participate in a general shareholders' meeting, the order of informing shareholders about a general shareholders' meeting, list of materials (information) available for the shareholders while preparing for a general shareholders' meeting, the form and the text of a ballot paper.

In accordance with the Federal Law "On Joint Stock Companies", persons having the right to familiarize themselves with the information subject to presentation to arrange and hold a shareholders' meeting are the persons who have the right to participate in a general shareholders' meeting. The list of persons who have the right to participate in a general shareholders' meeting is compiled on the basis of the Company's shareholder register.

Familiarization with the information submitted to arrange a shareholders' meeting shall be made in compliance with Article 52 of the Federal Law "On Joint Stock Companies".

8.1.5. Commercial organizations where the issuer holds not less than 5% of the charter (reserve) capital (co-op share fund) or not less than 5% of ordinary shares.

1. Full name: *Limited Liability Company "Novgorodnefteprodukt"*

Abbreviated name: *LLC "Novgorodnefteprodukt"*

Location: *Russian Federation, Veliky Novgorod*

The issuer's share in the charter capital of the commercial organization: *100%*

Share of the commercial organization in the issuer's charter capital: *no share*

Fraction of the issuer's ordinary shares held by the commercial organization: *no share*

2. Full name: *Limited Liability Company "Surgutmebel"*

Abbreviated name: *LLC "Surgutmebel"*

Location: *Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, p. Barsovo, 1 Vostochnaya industrial territory, 2*

The issuer's share in the charter capital of the commercial organization: *100%*

Share of the commercial organization in the issuer's charter capital: *no share*

Fraction of the issuer's ordinary shares held by the commercial organization: *no share*

3. Full name: *Limited Liability Company Marketing Association "Pskovnefteprodukt"*

Abbreviated name: *LLC "Pskovnefteprodukt"*

Location: *Russian Federation, Pskov*

The issuer's share in the charter capital of the commercial organization: *100%*

Share of the commercial organization in the issuer's charter capital: *no share*

Fraction of the issuer's ordinary shares held by the commercial organization: *no share*

4. Full name: *Limited Liability Company Marketing Association "Tvernefteprodukt"*

Abbreviated name: *LLC "SO "Tvernefteprodukt"*

Location: *Russian Federation, Tver, ul. Novotorzhskaya, 6.*

The issuer's share in the charter capital of the commercial organization: *100%*

Share of the commercial organization in the issuer's charter capital: *no share*

Fraction of the issuer's ordinary shares held by the commercial organization: *no share*

5. Full name: *Limited Liability Company "Investsibirstroy"*

Abbreviated name: *LLC "Investsibirstroy"*

Location: *Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut*

The issuer's share in the charter capital of the commercial organization: *100%*

Share of the commercial organization in the issuer's charter capital: *no share*

Fraction of the issuer's ordinary shares held by the commercial organization: *no share*

6. Full name: *Limited Liability Company "Kaliningradnefteprodukt"*

Abbreviated name: *LLC "Kaliningradnefteprodukt"*

Location: *Russian Federation, Kaliningrad, Central District, ul. Komsomolskaya, 22-b*

The issuer's share in the charter capital of the commercial organization: *100%*

Share of the commercial organization in the issuer's charter capital: *no share*

Fraction of the issuer's ordinary shares held by the commercial organization: *no*

share

7. Full name: *Limited Liability Company "Surgutneftegasburenie"*
Abbreviated name: *LLC "Surgutneftegasburenie"*
Location: *Russian Federation, Tyumenskaya Oblast, Surgut*

The issuer's share in the charter capital of the commercial organization: *100%*
Share of the commercial organization in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares held by the commercial organization: *no share*

8. Full name: *Limited Liability Company "Oil Refining and Petrochemical Enterprises Design Institute"*
Abbreviated name: *LLC "Lengiproneftekhim"*
Location: *Russian Federation, Saint Petersburg, nab. Obvodnogo kanala, 94*

The issuer's share in the charter capital of the commercial organization: *100%*
Share of the commercial organization in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares held by the commercial organization: *no share*

9. Full name: *Limited Liability Company "KIRISHIAVTOSERVIS"*
Abbreviated name: *LLC "KIRISHIAVTOSERVIS"*
Location: *Russian Federation, 196084, Saint Petersburg, ul.Smolenskaya, 12-A*

The issuer's share in the charter capital of the commercial organization: *100%*
Share of the commercial organization in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares held by the commercial organization: *no share*

10. Full name: *Open Joint Stock Company "Sovkhoz "Chervishevsky"*
Abbreviated name: *OJSC "Sovkhoz "Chervishevsky"*
Location: *Russian Federation, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo*

The issuer's share in the charter capital of the commercial organization: *94.9996%*
Fraction of ordinary shares of the commercial organization held by the issuer: *94.9996%*
Share of the commercial organization in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares held by the commercial organization: *no share*

11. Full name: *Limited Liability Company "Strakhovoye Obshchestvo "Surgutneftegas"*
Abbreviated name: *LLC "Strakhovoye Obshchestvo "Surgutneftegas"*
Location: *628415 Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug - Yugra, Surgut, ul. Entuziastov, 52/1*

Share of the commercial organization in the issuer's charter capital: *no share*

Fraction of the issuer's ordinary shares held by the commercial organization: *no share*

12. Full name: *Limited Liability Company "Production Association "Kirishinefteorgsintez"*

Abbreviated name: *LLC "KINEF"*

Location: *Russian Federation, Leningradskaya Oblast, Kirishi, shosse Entuziastov, 1*

The issuer's share in the charter capital of the commercial organization: *99.9999%*

Share of the commercial organization in the issuer's charter capital: *no share*

Fraction of the issuer's ordinary shares held by the commercial organization: *no share*

13. Full name: *Limited Liability Company "Neft-Konsalting"*

Abbreviated name: *LLC "Neft-Konsalting"*

Location: *Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut*

The issuer's share in the charter capital of the commercial organization: *95%*

Share of the commercial organization in the issuer's charter capital: *0.0086%*

Fraction of the issuer's ordinary shares held by the commercial organization: *0.0026%*

14. Full name: *Closed Joint Stock Company "Surgutneftegasbank"*

Abbreviated name: *CJSC "SNGB"*

Location: *628400, Khanty-Mansiysky Autonomous Okrug - Yugra, Surgut, ul. Kukuyevitskogo, 19*

The issuer's share in the charter capital of the commercial organization: *96.55%*

Fraction of ordinary shares of the commercial organization held by the issuer: *97.29%*

Share of the commercial organization in the issuer's charter capital: *no share*

Fraction of the issuer's ordinary shares held by the commercial organization: *no share*

15. Full name: *Limited Liability Company "Invest-Zashchita"*

Abbreviated name: *LLC "Invest-Zashchita"*

Location: *Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut*

The issuer's share in the charter capital of the commercial organization: *87.25%*

Share of the commercial organization in the issuer's charter capital: *0.0912%*

Fraction of the issuer's ordinary shares held by the commercial organization: *no share*

16. Full name: *Open Joint Stock Company "Lennefteprodukt"*

Abbreviated name: *OJSC "Lennefteprodukt"*

Location: *Russian Federation, Saint Petersburg, Frunzensky District*

The issuer's share in the charter capital of the commercial organization: *87.19%*

Fraction of ordinary shares of the commercial organization held by the issuer: *83.8447%*

Share of the commercial organization in the issuer's charter capital: *no share*

Fraction of the issuer's ordinary shares held by the commercial organization: *no share*

17. Full name: *Limited Liability Company "Central Surgut Depositary"*

Abbreviated name: *LLC "Central Surgut Depositary"*

Location: *Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut*

The issuer's share in the charter capital of the commercial organization: *63.233%*

Share of the commercial organization in the issuer's charter capital: *0.0378%*

Fraction of the issuer's ordinary shares held by the commercial organization: *0.0446%*

18. Full name: *Open Joint Stock Company "Surgutpolimer"*

Abbreviated name: *OJSC "Surgutpolimer"*

Location: *Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, SGPZ*

The issuer's share in the charter capital of the commercial organization: *30 %*

Fraction of ordinary shares of the commercial organization held by the issuer: *30%*

Share of the commercial organization in the issuer's charter capital: *no share*

Fraction of the issuer's ordinary shares held by the commercial organization: *no share*

19. Full name: *Limited Liability Company "Media-Invest"*

Abbreviated name: *LLC "Media-Invest"*

Location: *119847, Russia, Moscow, Zubovsky boulevard, 17, bld. 1*

The issuer's share in the charter capital of the commercial organization: *25%*

Share of the commercial organization in the issuer's charter capital: *no share*

Fraction of the issuer's ordinary shares held by the commercial organization: *no share*

20. Full name: *Closed Joint Stock Company "Surgutinvestneft"*

Abbreviated name: *CJSC "Surgutinvestneft"*

Location: *Russian Federation, Tyumenskaya Oblast, Surgut*

The issuer's share in the charter capital of the commercial organization: *18.1818%*

Fraction of ordinary shares of the commercial organization held by the issuer: *18.1818%*

Share of the commercial organization in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares held by the commercial organization: *no share*

21. Full name: **Open Joint Stock Company "Khantymansiyskintersport"**
Abbreviated name: **OJSC "Khantymansiyskinterspon:"**
Location: **626200, Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysk, ul Mira, 5a**
The issuer's share in the charter capital of the commercial organization: **10%**
Fraction of ordinary shares of the commercial organization held by the issuer: **10%**
Share of the commercial organization in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares held by the commercial organization: *no share*

22. Full name: **Open Joint Stock Company "Joint Stock Bank "ROSSIYA"**
Abbreviated name: **OJSC "JSB "ROSSIYA"**
Location: **Russian Federation, Saint-Petersburg**
The issuer's share in the charter capital of the commercial organization: **6.5874%**
Fraction of ordinary shares of the commercial organization held by the issuer: **0%**
Share of the commercial organization in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares held by the commercial organization: *no fraction*

23. Full name: **Open Joint Stock Company "Aeroport Surgut"**
Abbreviated name: **OJSC "Aeroport Surgut"**
Location: **628422, Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut, Airport**
The issuer's share in the charter capital of the commercial organization: **5%**
Fraction of ordinary shares of the commercial organization held by the issuer: **5%**
Share of the commercial organization in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares held by the commercial organization: *no share*

8.1.6. Major transactions conducted by the issuer.

According to accounting records for the latest reporting quarter prior to the transaction date, the Company did not conduct any major transactions for the period from 2003 up to the present time (or a group of interrelated transactions) entailing liabilities to the amount of 10% or more of the book value of the Company's assets in the reporting quarter.

8.1.7. The issuer's credit ratings.
As of the end of 1Q2008, the Company had no credit rating.

8.2. Data on each category (type) of the issuer's shares.

Category: *ordinary*

Par value of one security of the issue: *RUR 1*

Number of outstanding securities: *35 725 994 705*

Number of additional shares being placed: *none.*

Number of declared shares: *none.*

Number of shares on the issuer's balance: *none.*

Number of additional shares that can be placed through conversion of previously placed securities convertible into shares or by virtue of fulfillment of the issuer's option obligations: *none.*

Date of state registration: *June 24, 2003*

State registration number: *1-01-00155-A*

In accordance with Ordinance of the Federal Securities Market Commission of Russia No. 03-1215/r dated June 24, 2003, the additional issues of issue-grade securities of OJSC "Surgutneftegas" were consolidated to cancel the following state registration numbers assigned to the issues of ordinary registered non-documentary shares of OJSC "Surgutneftegas":

87-1-664 as of 19.07.94;
MF 67-1-01430 as of 30.09.96;
1-05-00155-À as of 25.08.97;
1-06-00155-À as of 22.12.97;
1-07-00155-À as of 18.04.2000

Shares grant shareholders the following rights:

An ordinary share of OJSC "Surgutneftegas" (the issuer) entitles its owner:
- to one vote when addressing issues put to the vote at a general shareholders' meeting excluding elections of members to the Company's Board of Directors (members to the Company's Board of Directors are elected through cumulative voting. In such case, each voting share of the Company accounts for the quantity of votes equal to the total quantity of members of the Company's Board of Directors. A shareholder has the right to cast all the votes carried by his/her share for one candidate or distribute them among several candidates to the Company's Board of Directors);
- to receive dividend out of the Company's net profit;
- to a share of the Company's property if the Company is dissolved;
- to demand that the Company buy out shares belonging to him/her in case:
the Company is being restructured or a major transaction is being conducted, the resolution about which is adopted by the general shareholders' meeting in compliance with the Company's Charter, if he/she voted against such resolution or transaction or did not vote on these issues;
the Company's Charter is amended or approved in a new wording to restrict his/her rights if he/she voted against the corresponding resolution or did not participate in voting;

- to participate in the general shareholders' meeting both in person and by proxy that can be acted by, without limitations, other shareholders of the

Company as well as its officers;

- to purchase and dispose of shares belonging to him/her (consent of other shareholders is not required).

In case the Company, via public subscription, places voting shares and securities convertible into voting shares which are paid with money, those of the shareholders who own voting shares of the Company have the pre-emptive right over these securities in the quantity proportional to the quantity of the Company's voting shares belonging to them.

A share can be cross-owned by two or several persons. In this case the Company deems the co-owners a single shareholder; they exercise their rights to hold, use and dispose of the Company's share in the order established by the agreement between participants.

Category: *preferred*

Par value of one security of the issue: *RUR 1*

Number of outstanding securities: *7,701,998,235*

Number of additional shares being placed: *none.*

Number of declared shares: *none.*

Number of shares on the issuer's balance: *none.*

Number of additional shares that can be placed through conversion of previously placed securities convertible into shares or by virtue of fulfillment of the issuer's option obligations: *none.*

Date of state registration: *June 24, 2003*

State registration number: *2-01-00155-A*

In accordance with Ordinance of the Federal Securities Market Commission of Russia No. 03-1215/r dated June 24, 2003, the additional issues of issue-grade securities of OJSC "Surgutneftegas" were consolidated to cancel the following state registration numbers assigned to the issues of preferred registered non-documentary shares of OJSC "Surgutneftegas":

87-1-664 as of 19.07.94;

MF 67-1-01184 as of 05.04.96; MF 67-1-01431 as of 30.09.96; 2-05-00155-À as of 25.08.97;

2-06-00155-À as of 24.10.97

Shares grant shareholders the following rights:

A preferred share of OJSC "Surgutneftegas" (the Company) entitles its owner:

- to receive an annual fixed dividend. The total amount paid as a dividend on each preferred share is set at the rate of 10% of the Company's net profit on the basis of the latest financial year results divided into the number of shares accounting for 25% of the Company's charter capital. If the amount of dividend paid by the Company on each ordinary share in a certain year exceeds the amount payable as dividends on each preferred share, the dividend rate paid on the latter must be increased up to the dividend rate paid per ordinary share. The Company is not entitled to pay out preferred dividends in a manner differing from the procedure stipulated by the Company's Charter;

- to vote at a general shareholders' meeting when resolutions regarding the Company's reorganization and liquidation, introduction of amendments and supplements to the Company's Charter affecting the rights and interests of preferred shareholders are adopted;

- to a share of the Company's property if the Company is dissolved;

- to participate in a general meeting of shareholders with the vote on all the issues within its terms of reference starting from the meeting following the annual general meeting of shareholders, which, irrespective of the reasons, did not adopt the resolution to pay dividends or adopted a resolution to partially pay dividends on preferred shares of this type. The preferred shareholders' right to participate in the general meeting of shareholders becomes invalid after the first full dividend payment on the shares mentioned is effected;

- to purchase and dispose of shares belonging to him/her (no consent of other shareholders of the Company is required);

- in case of acquisition of the voting right, to demand that the Company buy back his/her shares if:

the Company is being restructured or a major transaction is being conducted, the resolution about which is adopted by the general shareholders' meeting in compliance with the Company's Charter, if he/she voted against such resolution or transaction or did not vote on these issues;

the Company's Charter is amended or approved in a new wording to restrict his/her rights if he/she voted against the corresponding resolution or did not participate in voting;

A share can be cross-owned by two or several persons. In this case the Company deems the co-owners a single shareholder; they exercise their rights to hold, use and dispose of the Company's share in the order established by the agreement between participants.

8.3. Previous issues of the issuer's issue-grade securities excluding the issuer's shares.

The Company did not issue securities other than shares.

8.4. Person(s) who offered security for bonds of the issue.

The Company did not issue any bonds.

8.5. Terms of ensuring the performance of bond obligations.

The Company did not issue any bonds.

8.6. Organizations keeping records of rights for the issuer's issue-grade securities.

Registrar:
Full corporate name: *Closed Joint Stock Company "Surgutinvestneft"*
Abbreviated corporate name: *CJSC "Surgutinvestneft"*
Location: *Russian Federation, Tyumenskaya Oblast, Surgut*
License:

Number: №10-000-1-00324
Date of issue: *24.06.2004*
Date of expiry: *unlimited*
Body that issued the license: *Federal Financial Markets Service*

8.7. Legislative acts regulating import and export of capital, which may influence the payment of dividends, interests, and other payments to non-residents.

As of 12/31/2007, the following legislative acts regulating import and export of capital that may influence the payment of dividends or interests or other payments were in force:

RF Law No.173-FZ dated 10.12.2003 "On Currency Exchange Regulation and Control";

Federal Law No.208-FZ dated 26.12.1995 "On Joint Stock Companies";

Federal Law No.160-FZ dated 09.07.1999 "On Foreign Investments in the Russian Federation";

Federal Law No.39-FZ dated 25.02.1999 "On Investment Activities in the Form of Capital Investments in the Russian Federation";

RF Tax Code;

Federal Law No.115-FZ dated 07.08.2001 "On Countermeasures against Money Laundering and Financing of Terrorism";

Double taxation treaties between Russia and foreign nations in which holders of the Company's securities reside;

8.8. Taxation of income from placed issue-grade securities of the issuer.

I. Taxation of legal entities' dividend income from placed securities.		
№№	Categories of holders of securities	
	Legal entities – tax residents of the RF	Foreign legal entities (non-residents) enjoying income from a source in the RF
1. Income from placed securities	Dividends	
2. Tax on securities income	Profit tax	
3. Tax rate	9%	15%
4. Tax payment procedure and deadlines	Taxes on dividend income are charged at the source of payment of such income and transferred to the state budget by the tax agent that has effected the payment within 10 days after the income is paid.	The tax deducted from foreign companies' income is transferred by the tax agent to the federal budget concurrently with the income payment either in the currency this income was paid or in the currency of the RF at the official exchange rate of the

		Central Bank of the RF as of the date of tax transfer.
5. Tax payment procedures for this category of security holders	*The amount of tax subject to be deducted from taxpayers' (dividend recipient) income is calculated based on the share of the taxpayer in the total dividend amount, dividend rate and difference between dividend amount subject to distribution among all taxpayers (dividend recipients) and the dividend amount received by tax agent in the reporting (tax) year. The negative result eliminates both tax payments and refund from the state budget.*	*Double taxation relief. International treaties of the RF require foreign organizations to provide the tax agent who pays income with a confirmation that such foreign organization has a permanent location in a country with which the RF concluded an international tax treaty (agreement) governing taxation issues. Such confirmation is to be certified by relevant authorities of that foreign state. If the foreign organization entitled to draw income furnishes such confirmation to the tax agent who pays income before the income payment date, such income is either exempt from taxes at the source of payment or taxes are withheld at the source of payment at lower rates. To refund taxes withheld earlier in the RF, the foreign organization is to submit necessary documents to the taxation body at the territory where the tax agent is registered. Documents are submitted within three years after the end of the tax period during which the income was paid.*
6. Legislative and normative acts governing the procedure for taxation of the said income.	*Tax Code of RF, Part 2, Article 25 Tax on enterprises (as amended), double taxation relief treaty*	

II. Taxation of natural persons' dividend income from placed securities.

№№	Categories of holders of securities	
	Natural persons – tax	*Natural persons enjoying*

	residents of the RF	income from sources located in the RF, who are not tax residents of the RF
1. Income from placed securities	Dividends	
2. Tax on securities income	Individual income tax	
3. Tax rate	9%	15%
4. Tax payment procedure and deadlines	A Russian company being the source of the taxpayer's dividend income (tax agent) is obliged to withhold the tax from the taxpayer's income and transfer the tax to the corresponding budget. The accrued tax amount is withheld from the taxpayer's income when such income is paid. Tax agents are obliged to transfer accrued and withheld tax amounts no later than on the day when the bank receives disposable funds to pay the income as well as no later than on the day when such income is transferred from tax agents' bank accounts to the taxpayers' accounts or, at the taxpayer's request, to bank accounts of third parties.	
5. Tax payment procedures for this category of security holders	The amount of tax subject to be deducted from taxpayers' (dividend recipient) income is calculated based on the share of the taxpayer in the total dividend amount, dividend rate and difference between dividend amount subject to distribution among all taxpayers (dividend recipient) and the dividend amount received by tax agent in the reporting (tax) year. The negative result eliminates both tax payments and refund from the state budget.	Double taxation relief. In order to obtain tax relief, offsetting, tax refund or other tax incentives, a taxpayer shall submit to the tax authorities an official confirmation that he/she is a resident of the country with which the RF has concluded a double taxation treaty (agreement) which is in force during the respective tax period (or a part thereof) as well as a document stating that the taxpayer has drawn income and paid the tax outside the RF, that document being confirmed by the tax authorities of the relevant foreign state. Such confirmation can be submitted either before tax or tax advance payments or within one year after the end of the tax period based on the results of which the

	taxpayer claims tax exemption, tax relief, offsetting, tax refund or incentives.
Legislative and normative acts governing the procedure for taxation of the said income.	*Tax Code of RF, Part 2, Article 23 Tax on Enterprises (as amended) Article 275, Tax Code of RF, double taxation relief treaty.*

III. Taxation of legal entities' income from sales of placed securities.

№№	Categories of holders of securities	
	Legal entities – tax residents of the RF	*Foreign legal entities (non-residents) enjoying income from sources in the RF*
1. Income from placed securities	*Revenues from sales of securities*	*Revenues from sales of shares of Russian companies whose real estate located in the RF accounts for over 50% of the company's assets.*
2. Tax on securities income	*Profit tax*	
3. Tax rate	*24%*	*20%*
4. Tax payment procedure and deadlines	*The tax payable at the end of the tax period is paid no later than on March 28 following the expired tax period. Quarterly advance payments are paid within 28 days after the respective reporting period ends. Monthly advance payments payable within the reporting period are paid no later than on the 28th day of each month of this reporting period. The taxpayers who calculate monthly advance payments ex post realized profit pay advance payments no later than on the 28th day of the month following the month of tax assessment. Against the*	*The tax is calculated and withheld by the Russian company that pays income to the foreign company, every time income is paid, and is transferred by the tax agent to the federal budget at the time this income is paid either in the currency this income is paid or in the currency of the RF at the exchange rate set by the Central Bank of the RF as of the day the tax is transferred.*

	results of the reporting (tax) period, the amounts of monthly advance payments paid within the reporting (tax) period are offset when advance payments for the reporting period are paid. Advance payments for the reporting period are offset against tax payments for the tax period.	
5. Tax payment procedures for this category of security holders		*Double taxation relief. If a foreign company before the income payment date submits the tax agent with a confirmation that it has a permanent location in a country with which the RF concluded an international taxation agreement in regard of the income which is subject to preferential tax treatment in the RF under such agreement, this company becomes exempt from taxes at the source of payment or taxes are withheld at lower rates.*
6. Legislative and normative acts governing the procedure for taxation of the said income.	*Tax Code of RF, Part 2, Article 25 Tax on Enterprise Profit (as amended)*	

IV. Taxation of natural persons' income from sales of placed securities.		
№№	**Categories of holders of securities**	
	Natural persons – tax residents of the RF	*Natural persons enjoying income from sources located in the RF, who are not tax residents of the RF*
1. Income from placed securities	*Income (loss) from sales of securities is the difference between the amount of income obtained from sales of securities and documented expenses on acquisition, sales and custody of securities, as actually incurred by the taxpayer, or property deductions accepted to*	

	lower income from such purchase and sale transaction.	
2. Tax on securities income	*Individual income tax*	
3. Tax rate	*13%*	*30%*
4. Tax payment procedure and deadlines	*The tax agent calculates and pays the tax amount either after the tax period (calendar year) expires or when the tax agent pays taxpayer's monetary assets before the current tax period expires. If monetary funds are paid before the current tax period expires, the tax is paid on the basis of fraction of income equivalent to the actual amount of monetary funds being paid.*	
5. Tax payment procedures for this category of security holders		*Double taxation relief. In order to obtain tax relief, offsetting, tax refund or other tax incentives, a taxpayer shall submit to the tax authorities an official confirmation that he/she is a resident of the country with which the RF has concluded a double taxation treaty (agreement) which is in force during the respective tax period (or a part thereof) as well as a document stating that the taxpayer has drawn income and paid the tax outside the RF, that document being confirmed by the tax authorities of the relevant foreign state. Such confirmation can be submitted either before tax and advance payments or within one year after the end of the tax period based on the results of which the taxpayer claims tax exemption, refund or incentives.*

6. Legislative and normative acts governing the procedure for taxation of the said income.	RF Tax Code, Part 2, Chapter 23 "Individual Income Tax" (as amended and supplemented).

8.9. Declared (accrued) and paid dividends on the issuer's shares; the issuer's bond yield.

Category of shares: *ordinary*
Form of shares: *registered non-documentary*
Dividends on shares of this category (type):

Reporting period: *2002*
Dividends accrued per one share (RUR): *0.032*
Aggregate dividends accrued on all shares (RUR): *1,143,231,831.87*
The issuer's management body which passed a resolution to pay dividends: *Annual General Shareholders' Meeting*
Date of the Annual General Shareholders' Meeting: *March 20, 2003*
Date and number of the minutes of the Annual General Shareholders' Meeting: *March 24, 2003, No. 14*
Period for declared dividend payment: *60 days after the date the resolution on payment was passed*
Form and other terms of declared dividend payment: *monetary funds, in the order established and approved for dividend payment*
Total dividends paid on all shares of the same category (RUR): *1,143,231,831.87*
Reasons for non-payment (partial payment): *no such reasons*

Reporting period: *2003*
Dividends accrued per one share (RUR): *0.14*
Aggregate dividends accrued on all shares (RUR): *5,001,639,258.70*
The issuer's management body which passed a resolution to pay dividends: *Annual General Shareholders' Meeting*
Date of the Annual General Shareholders' Meeting: *March 20, 2004*
Date and number of the minutes of the Annual General Shareholders' Meeting: *March 22, 2004, No. 15*
Period for declared dividend payment: *from April 1, 2004 till May 19, 2004*
Form and other terms of declared dividend payment: *monetary funds, in the order established and approved for dividend payment*
Total dividends paid on all shares of the same category (RUR): *5,001,639,258.70*
Reasons for non-payment (partial payment): *no such reasons*

Reporting period: *2004*
Dividends accrued per one share (RUR): *0.40*
Aggregate dividends accrued on all shares (RUR): *14,290,397,882.00*

The issuer's administrative body which passed a resolution to pay dividends: *Annual General Shareholders' Meeting*

Date of the Annual General Shareholders' Meeting: *April 30, 2005*

Date and number of the minutes of the Annual General Shareholders' Meeting: *May 03, 2005, No. 16*

Period for declared dividend payment: *from May 16, 2005 till June 29, 2005*

Form and other terms of declared dividend payment: *monetary funds, in the order established and approved for dividend payment*

Total dividends paid on all shares of the same category (RUR): *14,290,397,882.00*

Reasons for non-payment (partial payment): *no such reasons*

Reporting period: *2005*

Dividends accrued per one share (RUR): *0.80*

Aggregate dividends accrued on all shares (RUR): *28,580,795,764.00*

The issuer's administrative body which passed a resolution to pay dividends: *Annual General Shareholders' Meeting*

Date of the Annual General Shareholders' Meeting: *May 06, 2006*

Date and number of the minutes of the Annual General Shareholders' Meeting: *May 10, 2006, No. 17*

Period for declared dividend payment: *from May 22, 2006 till July 04, 2006*

Form and other terms of declared dividend payment: *monetary funds, in the order established and approved for dividend payment*

Total dividends paid on all shares of the same category (RUR): *28,580,795,764.00*

Reasons for non-payment (partial payment): *no such reasons*

Reporting period: *2006*

Dividends accrued per one share (RUR): *0.53*

Aggregate dividends accrued on all shares (RUR): *18,934,777,193.65*

The issuer's administrative body which passed a resolution to pay dividends: *Annual General Shareholders' Meeting*

Date of the Annual General Shareholders' Meeting: *May 05, 2007*

Date and number of the minutes of the Annual General Shareholders' Meeting: *May 10, 2007, No. 18*

Period for declared dividend payment: *from May 21, 2007 till July 04, 2007*

Form and other terms of declared dividend payment: *monetary funds, in the order established and approved for dividend payment*

Total dividends paid on all shares of the same category (RUR): *18,934,777,193.65*

Reasons for non-payment (partial payment): *no such reasons*

Category of shares: *preferred*

Type of shares: *no type*

Form of shares: *registered non-documentary*

Dividends on shares of this category (type):

Period: *2002*

Dividends accrued per one share (RUR): *0.096*

Aggregate dividends accrued on all shares (RUR): *739,391,830.62*

The issuer's administrative body which passed a resolution to pay dividends: **Annual General Shareholders' Meeting**

Date of the Annual General Shareholders' Meeting: **March 20, 2003**

Date and number of the minutes of the Annual General Shareholders' Meeting: **March 24, 2003, No. 14**

Period for declared dividend payment: **60 days after the date the resolution on payment was passed**

Form and other terms of declared dividend payment: **monetary funds, in the order established and approved for dividend payment**

Total dividends paid on all shares of the same category (RUR): **739,391,830.62**

Reasons for non-payment (partial payment): **no such reasons**

Period: **2003**

Dividends accrued per one share (RUR): **0.16**

Aggregate dividends accrued on all shares (RUR): **1,232,319,717.60**

The issuer's management body which passed a resolution to pay dividends: **Annual General Shareholders' Meeting**

Date of the Annual General Shareholders' Meeting: **March 20, 2004**

Date and number of the minutes of the Annual General Shareholders' Meeting: **March 22, 2004, No. 15**

Period for declared dividend payment: **from April 1, 2004 till May 19, 2004**

Form and other terms of declared dividend payment: **monetary funds, in the order established and approved for dividend payment**

Total dividends paid on all shares of the same category (RUR): **1,232,319,717.60**

Reasons for non-payment (partial payment): **no such reasons**

Period: **2004**

Dividends accrued per one share (RUR): **0.607**

Aggregate dividends accrued on all shares (RUR): **4,675,112,905.44**

The issuer's management body which passed a resolution to pay dividends: **Annual General Shareholders' Meeting**

Date of the Annual General Shareholders' Meeting: **April 30, 2005**

Date and number of the minutes of the Annual General Shareholders' Meeting: **May 03, 2005, No. 16**

Period for declared dividend payment: **from May 16, 2005 till June 29, 2005**

Form and other terms of declared dividend payment: **monetary funds, in the order established and approved for dividend payment**

Total dividends paid on all shares of the same category (RUR): **4,675,112,905.44**

Reasons for non-payment (partial payment): **no such reasons**

Reporting period: **2005**

Dividends accrued per one share (RUR): **1.05**

Aggregate dividends accrued on all shares (RUR): **8,087,098,146.75**

The issuer's administrative body which passed a resolution to pay dividends: **Annual General Shareholders' Meeting**

Date of the Annual General Shareholders' Meeting: **May 06, 2006**

Date and number of the minutes of the Annual General Shareholders' Meeting: **May 10, 2006, No. 17**

Period for declared dividend payment: *from May 22, 2006 till July 04, 2006*
Form and other terms of declared dividend payment: *monetary funds, in the order established and approved for dividend payment*
Total dividends paid on all shares of the same category (RUR): *8,087,098,146.75*
Reasons for non-payment (partial payment): *No such reasons*

Reporting period: *2006*
Dividends accrued per one share (RUR): *0.71*
Aggregate dividends accrued on all shares (RUR): *5,463,418,746.85*
The issuer's administrative body which passed a resolution to pay dividends: *Annual General Shareholders' Meeting*
Date of the Annual General Shareholders' Meeting: *May 05, 2007*
Date and number of the minutes of the Annual General Shareholders' Meeting: *May 10, 2007, No. 18*
Period for declared dividend payment: *from May 21, 2007 till July 04, 2007*
Form and other terms of declared dividend payment: *monetary funds, in the order established and approved for dividend payment*
Total dividends paid on all shares of the same category (RUR): *5,468,418,746.85*
Reasons for non-payment (partial payment): *no such reason*

OJSC "Surgutneftegas" paid dividends for the years from 2002 to 2006 in full within the periods set for dividend payments.
Monetary funds of RUR 519,784 thousand for the years from 2002 to 2006 were deposited for the following reasons beyond the Company's control: incorrect, incomplete or outdated information on the shareholder's banking details and/or mailing address he/she entered into a registered person's dividends questionnaire.

8.10 Miscellaneous information.
The amounts of fractions in Charter Capitals are rounded to four decimal places.

APPENDIX 1

Accounting Statements

for 2007

BALANCE SHEET

as of **December 31, 2007**

Company: **OJSC "Surgutneftegas"**

Taxpayer identification number

Type of activity: **oil production**

Form of legal organization / form of ownership:
Open Joint Stock Company

Unit of measure: **thousand rubles**

	Codes
Form № 1 by OKUD	0710001
Date (year, month, day)	
by OKPO	05753490
INN	8602060555
by OKVED	11.10.11
by OKOPF/OKFS	47/16
by OKEI	384

Assets	Line code	The reporting year beginning	The reporting period end
1	2	3	4
1. Non-current assets			
Intangible assets	110	204,090	195,729
Fixed assets	120	373,764,342	363,116,28
Construction in progress	130	22,418,823	30,684,193
Income-yielding investments in tangible	135		12,898
Long-term financial investments	140	88,410,133	228,903,27
Deferred tax assets	145	1,714,554	1,603,452
Other non-current assets	150	8,210,985	7,875,226
Total for Section I	190	**494,722,927**	**632,391,053**
II. Current assets			
Inventories including:	210	35,550,311	41,803,322
raw materials, materials and other similar	211	17,997,090	21,444,693
livestock	212		
work-in-progress expenses	213	65,830	71,195
finished goods and goods for resale	214	2,869,772	1,818,778
goods shipped	215		231,482
deferred expenses	216	295,357	729,134
other reserves and expenses	217	14,322,262	17,508,040
VAT for acquired values	220	1,732,003	2,047,290
Accounts receivable (payment expected in over 12 months after the reporting date)	230	2,120,175	1,973,777
including: buyers and customers	231	9,205	9,205
Accounts receivable (payment expected within 12 months after the reporting date)	240	55,350,397	64,804,335
including: buyers and customers	241	39,532,596	54,467,713
Short-term financial investments	250	181,422,257	134,077,18

	Line code	The reporting year beginning	
Cash funds	260	9,118,837	11,507,533
Other current assets	270	130,299,451	10,719,455
Total for Section II	290	415,593,431	357,932,894
Balance	300	910,316,358	990,323,947

Liabilities	Line code	The reporting year beginning	
1	2	3	4
III. Capital and reserves			
Charter capital	410	43,427,993	43,427,993
Own shares, bought back from	411		
Additional capital	420	518,045,128	515,223,66
Reserve capital including:	430	6,514,198	6,514,198
reserves formed in compliance with	431	6,514,198	6,514,198
reserves formed in compliance with charter documents	432		
Reporting year retained profit (uncovered loss)	470	291,615,971	358,661,677
Total for Section III	490	859,603,290	923,827,53
IV. Long-term liabilities			
Borrowings and loans	510		
Deferred tax liabilities	515	12,104,710	15,428,882
Other long-term liabilities	520		
Total for Section IV	590	12,104,710	15,428,882
V. Short-term liabilities			
Borrowings and loans	610	3,609,441	111,810
Accounts payable including:	620	25,949,524	42,388,746
suppliers and contractors	621	4,103,281	6,836,383
due to employees	622	6,451,842	6,273,397
due to state non-budget funds	623	378,596	315,152
due in taxes and charges	624	13,092,427	21,759,990
other creditors	625	1,923,378	7,203,824
Profit payment due to participants (constitutors)	630	429,287	578,335
Deferred income	640	3,436,484	2,735,226
Deferred expenditure reserves	650	5,183,622	5,253,411
Other short-term liabilities	660		
Total for Section V	690	38,608,358	51,067,528
Balance	700	910,316,358	990,323,94

PROFIT AND LOSS ACCOUNT

		Codes
Form № 2 by OKUD		0710002
Date (year, month, day)		

for **2007**

Company: **OJSC "Surgutneftegas"**

by OKPO		05753490

Taxpayer identification number

INN		8602060555

Type of activity: **oil production**

by OKVED		11.10.11

Form of legal organization / form of ownership:
Open Joint Stock Company

by OKOPF/OKFS		47/16

Unit of measure: **thousand rubles**

by OKEI		384

Item	Code	For the reporting period	For the same period of the previous year
1	2	3	4
Revenues and expenses for ordinary activities			
(Net) Proceeds from sales of goods, products, works, services (less VAT, excise duties and similar compulsory payments)	010	595,881,645	500,510,218
Cost of goods, products, works, services sold	020	(420,315,104)	(342,315,947)
Gross profit	029	175,566,541	158,194,271
Commercial expenses	030	(30,658,421)	(26,982,457)
Management expenses	040		
Sales profit (loss)	050	**144,908,120**	**131,211,814**
Other revenues and expenses			
Interests receivable	060	14,953,326	9,875,282
Interests payable	070	(1,301)	(334,097)
Income from participation in other organizations	080	274,362	419,897
Other operating revenues	090	519,270,940	413,417,679
Other operating expenses	100	(556,127,829)	(448,364,617)
Profit (loss) before tax	140	**123,277,618**	**106,225,958**
Deferred tax assets	141	(111,102)	271,244
Deferred tax liabilities	142	(3,324,172)	(5,889,766)
Current profit tax	150	(31,237,732)	(23,466,919)
Compulsory payments from profit	151	22,052	(35,915)
Reporting year retained profit (loss)	190	**88,626,664**	**77,104,602**
For information only.			
Non-variable tax liabilities (assets)	200	9,550,307	7,610,620
Base profit (loss) per share			
Diluted profit (loss) per share			

REPORT ON CHANGES IN CAPITAL

	Codes
Form № 3 by OKUD	0710003
Date (year, month, day)	
by OKPO	05753490
INN	86020605 55
by OKVED	11.10.11
by OKOPF/OKFS	47/16
by OKEI	384

for **2007**
Company: **OJSC "Surgutneftegas"**
Taxpayer identification number

Type of activity: **oil production**
Form of legal organization / form of ownership:
Open Joint Stock Company
Unit of measure: **thousand rubles**

I. Changes in capital

Item	Line Code	Charter capital	Additional capital	Reserve capital	Retained profit (uncovered loss)	Total
1	2	3	4	5	6	7
Balance as of December 31, 2005 the year preceding the previous year	010	43,427,993	420,973,120	6,514,198	283,956,796	754,872,107
the year 2006 (previous year)	011					
Changes in accounting policy (transfer to the new chart of accounts)	012	x		x		
Results of revaluation of fixed assets	013	x	49,150,391	x		49,150,391
Balance as of January, 01 of the previous year	020	43,427,993	470,123,511	6,514,198	283,956,796	804,022,498
Results of foreign currency translation	030	x		x		
Retained profit	040	x	x	x	77,104,602	77,104,602
Dividend payments	050	x	x	x	(36,667,894)	(36,667,894)

Page 170 / 198

Deducted to reserve fund	060		x	x		
Increased capital for the account of:						
additional issue of shares	070			x	x	x	
increased share denomination	071			x	x	x	
received in the previous year	072				x	1,228,504	1,228,504
	073						
	074						
Decreased capital for the account of:						
decreased share denomination	080			x	x	x	
decreased quantity of shares	081			x	x	x	
spent (used) in the previous year	082		(1,228,504)	x	(34,006,037)	(35,234,541)
	083						
Balance as of December 31, 2006, as the previous year	090	43,427,993	468,895,007	6,514,198	291,615,971	810,453,169
the year 2007 (reporting year)						
Changes in accounting policy	091	x		x		
Results of revaluation of fixed assets	092	x	49,150,121	x		49,150,121
	093	x				
Balance as of January, 01 of the reporting year	100	43,427,993	518,045,128	6,514,198	291,615,971	859,603,290
Results of foreign currency translation	101	x		x		
Retained profit	102	x	x	x	88,626,664	88,626,664
Dividend payments	103	x	x	x	(24,403,196)	(24,403,196)
Deducted to reserve fund	110	x	x			
Increased capital for the account of:						
additional issue of shares	121		x	x	x	

Item	Line Code					
increased share denomination	122			x	x	x	
reorganization of juridical person	123						
received in the reporting year	124				x	2,822,238	2,822,238
	125						
	126						
Decreased capital for the account of: decreased share denomination	131			x	x	x	
decreased quantity of shares	132			x	x	x	
reorganization of juridical person	133						
spent (used) in the reporting year	134		(2,821,459)		x		(2,821,459)
	135						
Balance as of December 31 of the reporting year	140	43,427,993	515,223,669	6,514,198	358,661,677	923,827,537

II. Reserves

Item	Line Code	Balance	Received	Used	Balance
1	2	3	4	5	6
Reserves formed in compliance with legislation: (reserve capital) previous year data	150	6,514,198			6,514,198
reporting year data	151	6,514,198			6,514,198
Reserves formed in compliance with charter documents: (reserve name) previous year data	160				
reporting year data	161				

Item	Line Code				
Estimated reserves: (reserve name) previous year data	170				
reporting year data	171		540,070	(540,070)	0
Reserves for future expenses: vacation allowances previous year data	180	3,163,455	8,044,701	(6,024,534)	5,183,622
reporting year data	181	5,183,622	7,909,854	(7,840,065)	5,253,411
(reserve name) previous year data	190				
reporting year data	191				

REFERENCE INFORMATION

Item	Line Code	Balance at the reporting year beginning	Balance at the reporting period end
1	2	3	4
1) Net assets	200	863,039,774	926,562,763
		From the budget	From the non-budget funds

		for the reporting year	0	for the reporting year		for the previous year
		3	4	5		6
2) Received for:						
Expenses for ordinary activities – total	210					
including:						
	211					
	212					
Capital investments in non-current assets	220					
including:						
	221					
	222					

CASH FLOW STATEMENT

	Codes
Form № 4 by OKUD	0710004
Date (year, month, day)	
by OKPO	05753490
INN	86020605 55
by OKVED	11.10.11
by OKOPF/OKFS	47/16
by OKEI	384

for **2007**

Company: **OJSC "Surgutneftegas"**

Taxpayer identification number

Type of activity: **oil production**

Form of legal organization / form of ownership: **Open Joint Stock Company**

Unit of measure: **thousand rubles**

Item	Code	For the reporting year	For the same period of the previous year
1	2	3	4
I. Cash balance at the reporting year beginning	100	9,118,819	1,293,462
II. Cash flow, operating activities			
Cash received from buyers, customers	110	764,211,737	693,703,335
	120		
	130		
Other revenues	140	1,827,009	5,006,888
Cash used in:			
payments for purchased goods, works, services, raw materials and other current assets	150	(352,919,477)	(287,593,695)
remuneration of labour	160	(51,621,873)	(37,238,468)
dividends / interests payments	170	(21,606,601)	(32,574,295)
settlement of taxes and charges	180	(197,247,602)	(204,010,839)
deductions to non-budget funds	181		
	182		
	183		
other expenses	190	(7,344,843)	(6,456,139)
Net cash, operating activities	**200**	**135,298,350**	**130,836,787**
III. Cash flow, investing activities			
Proceeds from sale of fixed assets and other non-current assets	210	217,469	195,757
Proceeds from sale of securities and other financial investments	220	103,092,634	55,507,532
Dividends received	230	27,432	419,897
Interests received	240	22,811,240	15,835,472

Proceeds from loans granted to third parties	250	4,258,110	1,762,267
Acquisition of subsidiaries	280		
Acquisition of fixed assets, intangible assets and income-yielding investments in tangible assets	290	(69,448,713)	(55,565,848)
Acquisition of securities and other financial investments	300	(185,310,861)	(130,158,209)
Loans granted to third parties	310	(5,040,067)	(8,353,295)
Net cash, investing activities	**340**	**(129,392,756)**	**(120,356,427)**
IV. Cash flow, financing activities			
Received from issuance of shares or other equity securities	350		
Received from loans and borrowings granted by third parties	360	23,390	924,362
Redemption of loans and borrowings (interests not included)	380	(3,520,826)	(3,574,938)
Redemption of financial leasing obligations	390	(19,451)	(4,427)
Net cash, financing activities	**420**	**(3,516,887)**	**(2,655,003)**
Net increase (decrease) of cash and cash equivalents	430	2,388,707	7,825,357
Cash balance at the reporting period end	440	11,507,526	9,118,819
Effect of changes in the exchange rates of foreign currencies to the Russian ruble	450		

APPENDIX TO THE BALANCE SHEET

	Codes
Form № 5 by OKUD	0710005
Date (year, month, day)	
by OKPO	05753490
INN	8602060555
by OKVED	11.10.11
by OKOPF/OKFS	47/16
by OKEI	384

For **2007**
Company: **OJSC "Surgutneftegas"**
Taxpayer identification number

Type of activity: **oil production**
Form of legal organization / form of ownership:
Open Joint Stock Company
Unit of measure: **thousand rubles**

INTANGIBLE ASSETS

Item		Balance at the reporting year beginning	Received	Retired	Balance at the reporting period end
Name	Code				
1	2	3	4	5	6
Objects of intellectual property (exclusive rights to results of intellectual activities) including:	010	472,367	78,403	(10,764)	540,006
patent holder's right to invention, industrial design, useful model	011	8,920	3,105	(8)	12,017
possessor of right's right to software, databases	012	463, 237	75,298	(10,756)	527,779
possessor of right's right to microchip topologies	013	199			199
owner's right to trademark and	014				

Item		Balance at the reporting year beginning	Received	Retired	Balance at the reporting period end
	Code				
service mark, appellation of origin of goods		77			
patent holder's right to results of artificial selection	015				
Organizational expenses	020				
Goodwill	030				
Other	040	113	325	(26)	412

Total   472,480   78,728 (10,790)   540,418

Item		Balance at the reporting year beginning	Balance at the reporting period end
Name	Code		
1	2	3	4
Depreciation of intangible assets - total	050	268,390	344,689
including:			
	051		

FIXED ASSETS

Item		Balance at the reporting year beginning	Received	Retired	Balance at the reporting period end
Name	Code				
1	2	3	4	5	6
Buildings	060	60,218,959	7,870,081	(972,217)	67,116,823
Structures and transfer mechanisms	065	809,498,030	40,233,594	(5,123,347)	844,608,277
Machinery and equipment	070	202,936,799	18,318,229	(6,517,638)	214,737,390
Vehicles	075	26,583,332	2,783,358	(1,348,576)	28,018,114
Production and general purpose tools	080	1,990,713	273,555	(25,420)	2,238,848
Draft livestock	085				
Producing livestock	090				
Perennial plants	095	20,481	5,487		25,968

Item	Code			
Other types of fixed assets	100	195,103	25,510	(7,807)	212,806

Item	Code				
Other types of fixed assets	100	195,103	25,510	(7,807)	212,806
Agricultural property and natural objects in use	105	34,272	20,823		55,095
Capital investments in land reclamation	110				
Total	120	1,101,477,689	69,530,637	(13,995,005)	1,157,013,321

Item Name	Code	At the reporting year beginning	At the reporting period end
1	2	3	4
Depreciation of fixed assets - total including:	140	727,713,347	793,897,041
buildings and structures	141	567,999,450	618,341,325
machinery, equipment, vehicles	142	158,329,827	174,011,745
Other	143	1,384,070	1,543,971
Fixed assets leased out - total including:	150	2,811,748	4,559,979
buildings	151	1,187,814	818,474
structures	152	228,469	155,354
vehicles	153	152,328	3,048,026
machinery and equipment, other	154	1,243,137	538,125
Fixed assets transferred for preservation	160	4,872,873	11,129,532
Fixed assets taken for lease- total including:	165	229,337	4,314,416
buildings	166	197,348	219,845
structures	167	24,532	24,532
machinery, equipment, vehicles	168	7,457	4,070,039
Objects of real estate accepted for work and being under state registration	169	10,464,922	6,044,558

For reference.	Code	At the reporting year beginning	At the previous year beginning
1	2	3	4
Results of revaluation of fixed assets: historical (replacement) cost	171	115,679,212	112,919,007
depreciation	172	66,529,091	63,768,616

		At the reporting year beginning	At the reporting period end
Changes in value of fixed assets resulting from additional construction works, equipping, reconstruction and partial	180	16,381,640	17,289,348

liquidation

INCOME-YIELDING INVESTMENTS IN TANGIBLE ASSETS

Item		Code	Balance at the reporting year beginning	Received	Retired	Balance at the reporting period end
Name						
1		2	3	4	5	6
Property to be leased		190				
Property given under lease agreements		200				
		210				
Other		220		13,078		13,078
Total		230		13,078	0	13,078

	Code	At the reporting year beginning	At the reporting period end
1	2	3	4
Depreciation of income-yielding investments in tangible assets	240		180

EXPENSES ON R&D AND TECHNOLOGICAL WORKS

Works		Code	Balance at the reporting year beginning	Received	Written off	Balance at the reporting period end
Name						
1		2	3	4	5	6
Total		310	141,201	93,805	(131,319)	103,687
including:		311				

For reference.	Code	At the reporting year beginning	At the reporting period end
		2	3	4
Expenses on R&D and technological works in progress	320	21,230	76,817

	Code	For the reporting year	For the same period of the previous year
	2	3	4
Expenses on R&D and technological works with	330		

negative results, charged to non-operating
expenses

EXPENSES ON RESOURCE DEVELOPMENT

Item		Balance at the reporting year beginning	Received	Written off	Balance at the reporting period end
Name	Code				
1	2	3	4	5	6
Expenses on resource development - total	410		8,823,065	(8,823,065)	
including:					
	411				

For reference.	Code	At the reporting year beginning	At the reporting period end
	2	3	4
Expenses on areas with mineral resources where prospecting and assessment of wells, exploration and (or) groundwater survey and other similar activities have yet to be completed.	420		
Expenses on resource development work charged in the reporting period to non-operating expenses as unproductive	430		

FINANCIAL INVESTMENTS

Item		Long-term		Short-term	
Name	Code	At the reporting year beginning	At the reporting period end	At the reporting year beginning	At the reporting period end
1	2	3	4	5	6
Contributions to charter (reserve) capitals of other companies - total	510	2,229,240	3,234,349		
including subsidiaries and affiliated companies	511	2,229,240	3,234,349		
Government and municipal securities	515	5,575			
Securities issued by other companies – total	520	16,466,394	4,614,433	79,502,668	590,896
including debt securities (bonds, bills of exchange)	521	15,859,579	2,940,424	79,502,668	590,896
Granted borrowings	525	23,280,314	24,273,896	1,392,290	1,136,042
Deposits	530	40,113,635	188,559,003	100,527,299	132,350,244

Item	Code				
Other	535	6,314,975	8,221,594		
Total	540	88,410,133	228,903,275	181,422,257	134,077,182
Financial investments with current market value, ex total amount Contributions to charter (reserve) capitals of other companies - total	550				
including subsidiaries and affiliated companies	551				
Government and municipal securities	555				
Securities issued by other companies – total	560	560	657		
including debt securities (bonds, bills of exchange)	561				
Other	565				
Total	570	560	657		
For reference. As to financial investments with current market value, changes resulting from valuation adjustment	580	560	657		
As to debt securities, difference between initial cost and par value is charged to the financial results of the reporting period	590				

ACCOUNTS PAYABLE AND RECEIVABLE

Item		Balance at the reporting year beginning	Balance at the reporting period end
Name	Code		
1	2	3	4
Accounts receivable: short-term – total including:	650	55,350,397	64,804,335
settlements with buyers and customers	651	39,532,596	54,467,713
advances granted	652	4,759,095	5,139,975
other	653	11,058,706	5,196,647
long-term – total including:	660	2,120,175	1,973,777
settlements with buyers and customers	661	9,205	9,205

Name	Code	
advances granted	662		
other	663	2,110,970	1,964,572
Total	670	57,470,572	66,778,112

Item		Balance at the reporting year beginning	Balance at the reporting period end
Name	Code		
1	2	3	4
Accounts payable: short-term – total	680	29,558,965	42,500,556
including: settlements with suppliers and contractors	681	4,103,281	6,836,383
advances received	682	1,223,433	6,756,185
settlement of taxes and charges	683	13,092,427	21,759,990
loans	684		
borrowings	685	3,609,441	111,810
other	686	7,530,383	7,036,188
long-term - total including:	690	12,104,710	15,428,882
loans	691		
borrowings	692		
deferred tax liabilities	693	12,104,710	15,428,882
Total	700	41,663,675	57,929,438

EXPENSES ON ORDINARY ACTIVITIES (itemwise breakdown)

Item		For the reporting year	For the previous year
Name	Code		
1	2	3	4
Material expenses	710	73,508,910	64,561,778
Labor remuneration	720	44,283,912	35,248,766
Fringe benefit expenses	730	6,543,127	5,616,296
Depreciation	740	73,127,285	62,517,367
Other expenses	750	253,510,291	201,354,197
Total for cost elements	760	450,973,525	369,298,404
Change in balances (increase +, decrease -):			

construction in progress	765	5,365	- 1,710
deferred expenses	766	433,777	34,903
reserves for future expenses	767	69,789	2,020,167

COLLATERALS

Item Name	Code	Balance at the reporting year beginning	Balance at the reporting period end
1	2	3	4
Received - total	770	3,183,024	5,095,988
including: bills of exchange	780	2,336,067	2,240,850
mortgaged property	790		
including: objects of fixed assets	800		
securities and other financial investments	810	6,610	9,422
other	820	840,347	2,845,716
	830		
granted - total	840	4,619,273	6,485,023
including: bills of exchange	850	3,790,302	1,965,301
property pledged	860		
including: objects of fixed assets	870		
securities and other financial investments	880		
other	890	828,971	4,519,722

GOVERNMENT AID

Item Name	Code	For the reporting year			For the same period of the previous year		
1	2	3			4		
Budgetary funds received in the reporting year – total	910						
including:							
	911						
		at the beginning of the reporting year	received for the reporting period	returned for the reporting period	at the end of the reporting period		
Budgetary loans - total	920						
including	921						

We have audited the financial (accounting) statements of OJSC "Surgutneftegas" for the period from January 01 to December 31, 2007. The financial (accounting) statements include:
- balance sheet;
- profit and loss account;
- supplements to balance sheet and profit and loss account;
- explanatory note.

These financial statements were prepared by the executive body of OJSC "Surgutneftegas" in accordance with Federal Law No. 129-FZ "On Accounting" of November 21, 1996, "Accounting and Reporting Regulations in the Russian Federation" approved by Order No. 34n of the Ministry of Finance of the Russian Federation of July 29, 1998, "Accounting Regulations "Reporting of an Enterprise" PBU 4/99 approved by Order No. 43n of the Ministry of Finance of the Russian Federation of July 6, 1999, Order No. 67n of the Ministry of Finance of the Russian Federation of July 22, 2003 "On Forms of Accounting Statements of an Enterprise".

Executive Body of OJSC "Surgutneftegas" is responsible for the preparation of the present statements. It is our responsibility to express, based on our audit, an opinion on the fairness of these financial statements in all material respects and compliance of accounting and reporting procedures to the law of the Russian Federation.

We conducted our audit in accordance with Federal Law No. 119-FZ "On Auditing Activity" of August 7, 2001, Federal Rules (Standards) of Auditing Activity, approved by Decree of the RF Government No. 696 as of September 23, 2002, No. 405 of July 4, 2003, No. 532 of October 7, 2004 and No. 228 of April 16, 2005, No. 523 of August 25, 2006, as well as intracompany standards.

The audit was planned and performed so as to obtain reasonable assurance about whether the financial (accounting) statements are free of material misstatement. Based on sampling, the audit included examining, on a test basis, of evidence supporting the amounts and disclosures of information on financial and business activity presented in financial (accounting) statements, assessing rules and regulations for preparation of financial (accounting) statements, the accounting principles used and significant estimates made by the management of the audited body and evaluating the overall financial (accounting) statement presentation. We believe that our audits provide a reasonable basis for the opinions on the fairness of these financial (accounting) statements and compliance of accounting and reporting procedures to the law of the Russian Federation.

In our opinion, the financial (accounting) statements of OJSC "Surgutneftegas" give a true and fair view of the state of the company's affairs as of December 31, 2007 and results of financial and business activity for the period from January 01 to December 31, 2007 inclusive in accordance with requirements of the law of the Russian Federation referring to preparation of financial (accounting) statements.

.

March 27, 2008

Director General **ROSEXPERTIZA LLC**	**A.V.Kozlov**
Deputy Director General / Project Partner **ROSEXPERTIZA LLC** **(Auditor's Qualification Certificate No. K 0** **as of 19.11.2003, unlimited)**	**D.P.Zhiltsov**

APPENDIX 2

Quarterly Accounting Statements

as of 31.03.2008

BALANCE SHEET

as of **March 31, 2008**
Company: **OJSC "Surgutneftegas"**
Taxpayer identification number

Type of activity: **oil production**
Form of legal organization / form of ownership:
Open Joint Stock Company
Unit of measure: **thousand rubles**

	Codes
Form № 1 by OKUD	0710001
Date (year, month, day)	
by OKPO	05753490
INN	86020605 55
by OKVED	11.10.11
by OKOPF/OKFS	47/16
by OKEI	384

Assets	Line code	The reporting year beginning	The reporting period end
1	2	3	4
1. Non-current assets			
Intangible assets	110	195,729	211,274
Fixed assets	120	382,714,555	372,230,813
Construction in progress	130	30,684,193	38,821,430
Income-yielding investments in tangible assets	135	12,898	12,831
Long-term financial investments	140	228,903,275	241,800,862
Deferred tax assets	145	1,603,452	1,193,448
Other non-current assets	150	7,875,226	9,285,316
Total for Section I	190	**651,989,328**	**663,555,974**
II. Current assets			
Inventories including:	210	41,803,322	35,076,114
raw materials, materials and other similar values	211	21,444,693	20,874,109
livestock	212		
work-in-progress expenses	213	71,195	124,702
finished goods and goods for resale	214	1,818,778	1,659,785
goods shipped	215	231,482	697,181
deferred expenses	216	729,134	1,944,686
other reserves and expenses	217	17,508,040	9,775,651
VAT for acquired values	220	2,047,290	2,461,100
Accounts receivable (payment expected in over 12 months after	230	1,973,777	1,961,109
including: buyers and customers	231	9,205	9,205
Accounts receivable (payment expected within 12 months after	240	64,804,335	70,846,906

		the reporting date)		

	Line code	The reporting year beginning	The reporting period end
including: buyers and customers	241	54,467,713	59,676,555
Short-term financial investments	250	134,077,182	191,768,522
Cash funds	260	11,507,533	17,191,009
Other current assets	270	101,719,455	47,007,687
Total for Section II	290	**357,932,894**	**366,312,447**
Balance	300	**1,009,922,222**	**1,029,868,421**

Liabilities	Line code	The reporting year beginning	The reporting period end
1	2	3	4
III. Capital and reserves			
Charter capital	410	43,427,993	43,427,993
Own shares, bought back from shareholders	411		
Additional capital	420	534,983,687	534,657,493
Reserve capital	430	6,514,198	6,514,198
including: reserves formed in compliance with legislation	431	6,514,198	6,514,198
reserves formed in compliance with charter documents	432		
Retained profit (uncovered loss)	470	358,499,934	378,243,277
Total for Section III	490	**943,425,812**	**962,842,961**
IV. Long-term liabilities			
Borrowings and loans	510		
Deferred tax liabilities	515	15,428,882	14,971,676
Other long-term liabilities	520		
Total for Section IV	590	**15,428,882**	**14,971,676**
V. Short-term liabilities			
Borrowings and loans	610	111,810	102,152
Accounts payable	620	42,388,746	43,134,071
including:			
suppliers and contractors	621	6,836,383	7,551,875
due to employees	622	6,273,397	3,847,596
due to state non-budget funds	623	315,152	885,500
due in taxes and charges	624	21,759,990	25,338,838
other creditors	625	7,203,824	5,510,262
Profit payment due to participants (constitutors)	630	578,335	519,784
Deferred income	640	2,735,226	2,539,450
Deferred expenditure reserves	650	5,253,411	5,758,327
Other short-term liabilities	660		

Total for Section V	690	51,067,528	52,053,784
Balance	700	1,009,922,222	1,029,868,421

PROFIT AND LOSS ACCOUNT

For **1Q2008**
Company: **OJSC "Surgutneftegas"**
Taxpayer identification number

Type of activity: **oil production**
Form of legal organization / form of ownership:
Open Joint Stock Company
Unit of measure: **thousand rubles**

	Codes	
Form № 2 by OKUD	0710002	
Date (year, month, day)		
by OKPO	05753490	
INN	8602060555	
by OKVED	11.10.11	
by OKOPF/OKFS	47/16	
by OKEI	384	

Item	Line code	For the reporting period	For the same period of the previous year
1	2	3	4
Revenues and expenses for ordinary activities			
(Net) Proceeds from sales of goods, products, works, services (less VAT, excise duties and similar compulsory payments)	010	141,251,264	107,931,935
Cost of goods, products, works, services sold	020	(92,863,320)	(87,073,207)
Gross profit	029	48,387,944	20,858,728
Commercial expenses	030	(8,454,971)	(7,428,302)
Management expenses	040		
Sales profit (loss)	050	**39,932,973**	**13,430,426**
Other revenues and expenses			
Interests receivable	060	6,100,485	3,428,708
Interests payable	070	(11)	(356)
Income from participation in other organizations	080		1,875
Other operating revenues	090	218,989,811	96,976,377
Other operating expenses	100	(237,481,636)	(101,043,730)
Profit (loss) before tax	140	**27,541,622**	**12,793,300**
Deferred tax assets	141	(410,004)	(458,162)
Deferred tax liabilities	142	457,206	2,119,183
Current profit tax	150	(8,071,447)	(6,386,000)
Compulsory payments from profit	151	1,540	16,289
Reporting year retained profit (loss)	190	**19,518,917**	**8,084,610**
For information only.			
Non-variable tax liabilities (assets)	200	2,390,192	2,113,072
Base profit (loss) per share			
Diluted profit (loss) per share			

APPENDIX 3

**"Information on Accounting Policy of
OJSC "Surgutneftegas" for 2008
for Accounting Purposes"**

1. The Accounting Policy of the Company has been formed in compliance with the legislation, accounting standards, regulatory legal acts and regulatory documents of the Russian Federation.

2. The Company's priority objectives of business accounting are as follows:

- to form complete and reliable information on the Company's activity and its property status, which is necessary for external and internal users of accounting reports;

- to provide the information required for external and internal users of accounting reports to control compliance with the law and regulations of the Russian Federation within Company's business transactions and their viability, as well as the availability and movements of assets and encumbrances, the use of material, labor and financial resources in compliance with the approved regulations and estimates;

- to prevent negative results of economic activity and to find internal reserves to maintain financial stability;

to coordinate the transfer of expenses, works, services and inventory holdings between business units;

- to ensure higher efficiency of accounting information on revenues and expenses of the Company in terms of different activities and business units.

3. Fixed Assets Accounting:

Asset is recorded as fixed assets if the following requirements are met:

- item is meant to be used to manufacture products, perform works or render services, based on management requirements and for the purpose of letting on lease at a charge for temporary possession or use or temporary use;

- item is meant to be used within a long period of time i.e. over 12 months or during an ordinary operating cycle if the latter exceeds 12 months;

- further resale of the item is not planned;

- item is able to bring economic income (profit)in future.

The assets meeting the requirements of being accepted as fixed assets of value under RUR 20,000 per unit excluding tubing strings, back-off joints, cable lines, pump rods, real estate properties and fixed assets items with consumer properties unchanged with time (land lots, natural management facilities, items considered as museum piece and museum collection and etc.) are recorded as part of inventories.

Real estate property is recorded as fixed assets based on delivery-acceptance act of fixed assets approved by an executive in accordance with All-Russia Classifier of Capital Assets and order of maintaining the list of the Company's fixed assets.

Real estate property actually being in service after finished capital investments is recorded as fixed assets on the day of submitting documents for state registration of proprietary rights. Movable items are recorded as fixed assets as and when ready for operation.

Fixed assets let on lease for temporary possession or use or temporary use with a view to gain profit are recorded as income-bearing placements into tangible assets (account 03).

If one item has several parts relating to different depreciation groups subject to fixed assets lists approved by Enactment No. 1 of the RF Government "On classification of fixed assets list included in depreciation groups" as of January 01, 2002, each part is recorded as a separate inventory item.

Historical cost of fixed assets remains invariable except for the following cases: revaluation (conducted annually as of January 1 of the reporting year) of fixed assets by an independent appraiser; completion; reconstruction; modernization; installation of auxiliary equipment; partial liquidation.

Historical cost of fixed assets purchased after January 01, 2002 is redeemed through depreciation under the straight-line method in conformity with depreciation rates calculated on basis of the serviceable lifetime of the item. The serviceable lifetime is calculated on the basis of depreciation groups and fixed assets list approved by Enactment No. 1 of the RF Government "On classification of fixed assets list included in depreciation groups" as of January 01, 2002.

Historical cost of fixed assets purchased before January 01, 2002 is redeemed pursuant to the procedure existed at the time of purchasing through depreciation under the straight-line method in conformity with depreciation rates for full recovery approved by Enactment No. 1072 of the Council of Ministers of the USSR as of October 22, 1990.

4. Intangible Assets Accounting:

Historical cost of intangible assets is meant to be the actual gross expenditures for their acquisition or formation and conversion to the production usable state, excluding value-added tax and other reimbursable taxes (unless otherwise prescribed by the law of the Russian Federation).

The cost of intangible assets is redeemed through depreciation under the straight-line method within the fixed period of their serviceable lifetime. If it is impossible to determine the serviceable lifetime of intangible assets, depreciation rates are deemed to be 20 years.

5. Inventory Accounting:

Purchased inventories (except for goods) are recorded on the basis of their book prices equal to actual expenses known at the moment when they are entered into the accounting records. Goods are recorded on the basis of supplier's prices.

Expenses connected with paid inventories the title on which has not been transferred according to concluded agreement are shown in the debit side of the accounts.

Inventories (except for goods and materials/assets of value under RUR 20,000) are written off to production or otherwise retired at their average cost of production. Goods and materials/assets of value under RUR 20,000 are retired at their single cost.

6. Financial Investments Accounting:

Financial investments are entered in the accounting records pursuant to the law in force.

Financial investments are reflected in the accounting records on the basis of the historical cost.

Financial investments with current market value that may be determined are shown in the accounting records as of the end of a reporting year at their current market value. The difference between the assessment of financial investments at their current market value as of the end of a reporting year and the previous assessment of financial investments for accounting purposes are attributed to financial results as part of other revenues or expenses.

Financial investments with current market value that can not be determined are to be reflected in the accounting records and financial statements as of reporting date on the historical cost base.

When financial investments with current market value that can not be determined are retired, their value is determined on the basis of the historical cost of each unit of financial investments accounting.

When financial investments with current market value that may be determined are retired, their value is defined in respect of the latest estimated value.

Investments made for the period of over one year is considered long-term financial investments. Quarterly, as of the date the accounting statements are prepared, the long-term financial investments are transferred to short-term ones if there are less than 12 months left to the time of their redemption.

7. Formation and Use of Reserves:

An adequate reserve is formed for vacation payments to be evenly included in deferred expenses accounting. The balance at the end of a reporting year is adjusted in line with the inventory results.

When constructing residential housing, the reserve of housing infrastructure objects planned to be built after the commissioning of the main object is formed up. The balance is determined on the basis of estimated cost of housing infrastructure objects and shown in the accounting records in the month the main object (house) is commissioned.

As of 31 December, the Company performs examination on depreciation of financial investments (nonnegotiable securities) with the current market value that can not be determined. In case if the examination confirms steady and substantial (over 5%) reduction of financial investments value, the provision for securities is formed up.

8. Deferred Expenses Accounting:

Expenses incurred within the current month but relating to the future periods are shown in Account 97 "Deferred Expenses" and included in the cost of the goods (works, services) of the corresponding reporting period.

9. Definition of Sales Proceeds:

For accounting purposes proceeds from sales of products, works, services, goods and property of the Company to other organizations and natural persons are recognized provided that the requirements stipulated by Item 12 of the Accounting Regulations "Income of an Enterprise" PBU 9/99 are met. If mandatory requirements are not met, to recognize the sales, the shipped products are shown in Account 45 "Goods Shipped".

10. Borrowings and Loans Accounting:

Debt under borrowings and loans received is shown in the accounting records with interest due at the end of a reporting period under loan or credit agreements.

Amounts of short-term borrowings and loans received (for not more than 12 months) are shown in the credit side of Account 66 "Short-Term Loans and Borrowings Payments".

Amounts of long-terms borrowings and loans received (for more than 12 months) are shown in the credit side of Account 67 "Long-Term Loans and Borrowings Payments". Quarterly, as of the date the accounting statements are prepared, the long-terms borrowings and loans received are transferred to short-term ones if there are less than 12 months left to the time of their redemption.

11. Property and Liabilities Inventory:

It is obligatory to take inventory prior to drawing up annual reports, in case a new accountable person is appointed (on the date a new accountable person is instructed), if there are established facts of theft, embezzlement or malfeasance, in case of damage inflicted on valuables (immediately after such facts have been established), after a fire or a natural disaster, in case a structural unit is shut down and in some other cases.

Prior to drawing up annual accounting report, inventory of the following balance and off-balance sheet items is taken:

- fixed assets and intangible assets as of October 1 of the current year;

- construction in progress as of December 1 of the current year;

- inventories, construction-in-progress as of October 1 of the current year;

- crude oil belonging to the Company as of December 1 of the current year;

- deferred expenses as of December 31 of the current year;

- settlements with banks (settlements and other accounts of the Company, borrowings, etc.) - as soon as the last statement of account in the reporting year is received, and as of December 31 of the current year when accounting documents have been transferred to the bank for collection purposes;

- monetary funds, financial investments, obligations and payments (received and made), and financial documents as of December 31;

- tax payments, payments to the budget and non-budget funds, other payments to the state as of December 31 of the current year;

- settlement with debtors and creditors as of December 31 of the current year;

- reserve for future expenses as of December 31 of the current year.

END